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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Peru
Exact name of registrant as specified in charter

0000077694
Registrant CIK Number

Form 18-K dated December 31, 2019
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

SEC file number, if available

S-____________________
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-____________________
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Last fiscal year: December 31, 2019
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

X Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington, D.C., State of District of Columbia, 2020

Republic of Peru
(Registrant)

(Name)
By: Hugo de Zela Martínez
(Title)
Ambassador of Peru to the United States

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on __________, 2020, that the information set forth in this statement is true and complete.

__________ By: __________
(Name)

Hugo de Zela Martínez
(Title)
Ambassador of Peru to the United States

DECRETO DE URGENCIA Nº 014-2019

DECRETO DE URGENCIA QUE APRUEBA EL PRESUPUESTO DEL SECTOR PÚBLICO PARA EL AÑO FISCAL 2020

EL PRESIDENTE DE LA REPÚBLICA

CONSIDERANDO:

Que, de conformidad con el artículo 135 de la Constitución Política del Perú, durante el interregno parlamentario, el Poder Ejecutivo legisla mediante decretos de urgencia de los que da cuenta a la Comisión Permanente para que los examine y los eleve al Congreso, una vez que éste se instale;

Que, mediante Decreto Supremo N° 165-2019-PCM, Decreto Supremo que disuelve el Congreso de la República y convoca a elecciones para un nuevo Congreso, se revocó el mandato parlamentario de los congresistas, manteniéndose en funciones la Comisión Permanente;

Que, de conformidad con el artículo 77 de la Constitución Política del Perú, la administración económica y financiera del Estado se rige por el presupuesto que anualmente aprueba el Congreso; por lo que, dada la situación descrita en el considerando precedente, resulta necesario que el Poder Ejecutivo apruebe el Presupuesto del Sector Público para el Año Fiscal 2020, mediante el mecanismo establecido en el artículo 135 de la Constitución Política del Perú;

En uso de las facultades conferidas por el artículo 135 de la Constitución Política del Perú;

Con el voto aprobatorio del Consejo de Ministros; y,

Con cargo a dar cuenta a la Comisión Permanente para que lo examine y lo eleve al Congreso, una vez que éste se instale;

DECRETA:

CAPÍTULO I
APROBACIÓN DEL PRESUPUESTO DEL SECTOR PÚBLICO

Artículo 1. Presupuesto Anual de Gastos para el Año Fiscal 2020

1.1 Apruébese el Presupuesto Anual de Gastos para el Año Fiscal 2020 por el monto de S/ 177 367 859 707,00 (CIENTO SETENTA Y SIETE MIL TRESCIENTOS SESENTA Y SIETE MILLONES OCHOCIENTOS CINCUENTA Y NUEVE MIL SETECIENTOS SIETE Y 00/100 SOLES), que comprende los créditos presupuestarios máximos correspondientes a los pliegos presupuestarios del Gobierno Nacional, los Gobiernos Regionales y los Gobiernos Locales, agrupados en Gobierno Central e instancias descentralizadas, conforme a la Constitución Política del Perú y de acuerdo con el detalle siguiente:

GOBIERNO CENTRAL	Soles
Correspondiente al Gobierno Nacional	124 582 104 147,00
Gasto corriente	78 930 819 473,00
Gasto de capital	32 268 790 212,00
Servicio de la deuda	13 382 494 462,00

INSTANCIAS DESCENTRALIZADAS	Soles
Correspondiente a los Gobiernos Regionales	31 906 686 108,00
Gasto corriente	24 749 410 386,00
Gasto de capital	6 817 275 463,00
Servicio de la deuda	340 000 259,00
Correspondiente a los Gobiernos Locales	20 879 069 452,00
Gasto corriente	12 061 161 608,00
Gasto de capital	8 368 094 736,00
Servicio de la deuda	449 813 108,00
TOTAL S/	**177 367 859 707,00**

1.2 Los créditos presupuestarios correspondientes al Gobierno Nacional, los Gobiernos Regionales y los Gobiernos Locales se detallan en los anexos que forman parte del presente Decreto de Urgencia de acuerdo con lo siguiente:

DESCRIPCIÓN	ANEXO
Distribución del gasto del presupuesto del sector público por categoría y genérica del gasto.	1
Distribución del gasto del presupuesto del sector público por nivel de gobierno y genérica del gasto.	2
Distribución del gasto del presupuesto del sector público por nivel de gobierno y funciones.	3
Distribución del gasto del presupuesto del sector público por niveles de gobierno, pliegos y fuentes de financiamiento.	4

1.3 Las subvenciones y cuotas internacionales a ser otorgadas durante el Año Fiscal 2020 por los pliegos presupuestarios están contenidas en los anexos del presente Decreto de Urgencia: "A: Subvenciones para Personas Jurídicas - Año Fiscal 2020", y "B: Cuotas Internacionales - Año Fiscal 2020" entre las que se incluyen las referidas en el numeral 69.3 del artículo 69 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. Durante el Año Fiscal 2020, previa evaluación y priorización por el Ministerio de Relaciones Exteriores, se puede modificar el Anexo B sin exceder el monto total por pliego señalado en dicho Anexo, mediante decreto supremo refrendado por el Ministro de Relaciones Exteriores, lo que no comprende la inclusión de cuotas adicionales a las contempladas en el referido Anexo. Las cuotas internacionales no contempladas en el citado Anexo B se aprueban de acuerdo a la formalidad prevista en el numeral 69.2 del artículo 69 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, y se financian con cargo al presupuesto institucional del pliego respectivo, sin demandar recursos adicionales al Tesoro Público.

Artículo 2. Recursos que financian el Presupuesto del Sector Público para el Año Fiscal 2020
Los recursos que financian el Presupuesto del Sector Público para el Año Fiscal 2020 se estiman por fuentes de financiamiento, por el monto total de S/ 177 367 859 707,00 (CIENTO SETENTA Y SIETE MIL TRESCIENTOS SESENTA Y SIETE MILLONES OCHOCIENTOS CINCUENTA Y NUEVE MIL SETECIENTOS SIETE Y 00/100 SOLES), conforme al siguiente detalle:

Fuentes de financiamiento	Soles
Recursos ordinarios	117 465 519 877,00
Recursos directamente recaudados	14 507 878 838,00
Recursos por operaciones oficiales de crédito	21 239 830 062,00
Donaciones y transferencias	554 382 409,00
Recursos determinados	23 600 248 521,00
TOTAL S/	177 367 859 707,00

CAPÍTULO II
NORMAS PARA LA GESTIÓN PRESUPUESTARIA

SUBCAPÍTULO I
DISPOSICIONES GENERALES

Artículo 3. Alcance
Las disposiciones contenidas en el presente capítulo son de obligatorio cumplimiento por las entidades integrantes de los Poderes Legislativo, Ejecutivo y Judicial; Ministerio Público; Jurado Nacional de Elecciones; Oficina Nacional de Procesos Electorales; Registro Nacional de Identificación y Estado Civil; Contraloría General de la República; Junta Nacional de Justicia; Defensoría del Pueblo; Tribunal Constitucional; universidades públicas; y demás entidades y organismos que cuenten con un crédito presupuestario aprobado en el presente Decreto de Urgencia. Asimismo, son de obligatorio cumplimiento por los Gobiernos Regionales y los Gobiernos Locales y sus respectivos organismos públicos.

Artículo 4. Acciones administrativas en la ejecución del gasto público

4.1 Las entidades públicas sujetan la ejecución de sus gastos a los créditos presupuestarios autorizados en el presente Decreto de Urgencia y en el marco del inciso 1 del numeral 2.1 del artículo 2 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.
4.2 Todo acto administrativo, acto de administración o las resoluciones administrativas que autoricen gastos no son eficaces si no cuentan con el crédito presupuestario correspondiente en el presupuesto institucional o condicionan la misma a la asignación de mayores créditos presupuestarios, bajo exclusiva responsabilidad del titular de la entidad, así como del jefe de la Oficina de Presupuesto y del jefe de la Oficina de Administración, o los que hagan sus veces, en el

marco de lo establecido en el Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

Artículo 5. Control del gasto público

5.1 Los titulares de las entidades públicas, el jefe de la Oficina de Presupuesto y el jefe de la Oficina de Administración, o los que hagan sus veces en el pliego presupuestario, son responsables de la debida aplicación de lo dispuesto en el presente Decreto de Urgencia, en el marco del Principio de Legalidad, recogido en el artículo IV del Título Preliminar del Texto Único Ordenado de la Ley N° 27444, Ley del Procedimiento Administrativo General, aprobado por Decreto Supremo N° 004-2019-JUS. Corresponde al titular de pliego efectuar la gestión presupuestaria, en las fases de programación, formulación, aprobación, ejecución y evaluación, y el control del gasto, en el marco de lo establecido en el párrafo 1 del numeral 7.3 del artículo 7 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

5.2 La Contraloría General de la República verifica el cumplimiento de lo dispuesto en el presente Decreto de Urgencia y las demás disposiciones vinculadas al gasto público en concordancia con el artículo 82 de la Constitución Política del Perú. Asimismo, y bajo responsabilidad, para el gasto ejecutado mediante el presupuesto por resultados, debe verificar su cumplimiento bajo esta estrategia. El resultado de las acciones efectuadas en cumplimiento de lo establecido en el presente numeral, es informado a la Comisión de Presupuesto y Cuenta General de la República del Congreso de la República, en el más breve plazo.

SUBCAPÍTULO II
GASTO EN INGRESOS DEL PERSONAL

Artículo 6. Ingresos del personal

Prohíbase en las entidades del Gobierno Nacional, Gobiernos Regionales y Gobiernos Locales, Ministerio Público; Jurado Nacional de Elecciones; Oficina Nacional de Procesos Electorales; Registro Nacional de Identificación y Estado Civil; Contraloría General de la República; Junta Nacional de Justicia; Defensoría del Pueblo; Tribunal Constitucional; universidades públicas; y demás entidades y organismos que cuenten con un crédito presupuestario aprobado en el presente Decreto de Urgencia, el reajuste o incremento de remuneraciones, bonificaciones, beneficios, dietas, asignaciones, retribuciones, estímulos, incentivos, compensaciones económicas y conceptos de cualquier naturaleza, cualquiera sea su forma, modalidad, periodicidad y fuente de financiamiento. Asimismo, queda prohibida la aprobación de nuevas bonificaciones, beneficios, asignaciones, incentivos, estímulos, retribuciones, dietas, compensaciones económicas y conceptos de cualquier naturaleza con las mismas características señaladas anteriormente. Los arbitrajes en materia laboral se sujetan a las limitaciones legales establecidas por la presente norma y disposiciones legales vigentes. La prohibición incluye el incremento de remuneraciones que pudiera efectuarse dentro del rango o tope fijado para cada cargo en las escalas remunerativas respectivas.

Artículo 7. Aguinaldos, gratificaciones y escolaridad

7.1 Los funcionarios y servidores nombrados y contratados bajo el régimen del Decreto Legislativo N° 276, la Ley N° 29944 y la Ley N° 30512; los docentes universitarios a los que se refiere la Ley N° 30220; el personal de la salud al que se refiere el numeral 3.2 del artículo 3 del Decreto Legislativo N° 1153; los obreros permanentes y eventuales del Sector Público; el personal de las Fuerzas Armadas y de la Policía Nacional del Perú; y los pensionistas a cargo del Estado comprendidos en los regímenes de la Ley N° 15117, los Decretos Leyes N° 19846 y 20530, el Decreto Supremo N° 051-88-PCM y la Ley N° 28091, en el marco del inciso 1 del artículo 17 del Decreto Legislativo N° 1442, Decreto Legislativo de la Gestión Fiscal de los Recursos Humanos en el Sector Público, perciben en el Año Fiscal 2020 los siguientes conceptos:

a) Los aguinaldos por Fiestas Patrias y Navidad, que se incluyen en la planilla de pagos correspondiente a julio y diciembre, respectivamente, cuyos montos ascienden, cada uno, hasta la suma de S/ 300,00 (TRESCIENTOS Y 00/100 SOLES).

b) La bonificación por escolaridad, que se incluye en la planilla de pagos correspondiente a enero y cuyo monto asciende hasta la suma de S/ 400,00 (CUATROCIENTOS Y 00/100 SOLES).

7.2 Las entidades públicas que cuenten con personal del régimen laboral de la actividad privada se sujetan a lo establecido en la Ley N° 27735, Ley que Regula el Otorgamiento de las Gratificaciones para los Trabajadores del Régimen de la Actividad Privada por Fiestas Patrias y Navidad, para el abono de las gratificaciones correspondientes por Fiestas Patrias y Navidad en julio y diciembre, respectivamente. Asimismo, otorgan la bonificación por escolaridad hasta por el monto señalado en el literal b) del numeral 7.1, salvo que, por disposición legal, vengan entregando un monto distinto al señalado en el citado literal.

7.3 Los trabajadores contratados bajo el Régimen Laboral Especial del Decreto Legislativo N°1057, en el marco de la Ley N° 29849, perciben por concepto de aguinaldo por Fiestas Patrias y Navidad, que se incluyen en la planilla de pagos correspondiente a julio y diciembre, respectivamente, hasta el monto al que hace referencia el literal a) del numeral 7.1. Para tal efecto, dichos trabajadores deben estar registrados en el Aplicativo Informático de la Planilla Única de Pago del Sector Público a cargo de la Dirección General de Gestión Fiscal de los Recursos Humanos del Ministerio de Economía y Finanzas.

7.4 Precísase respecto al numeral 7.1 que, en el marco de lo establecido por los artículos 106 y 109 de la Ley N° 30512, Ley de Institutos y Escuelas de Educación Superior y de la Carrera Pública de sus Docentes, los docentes, asistentes y auxiliares contratados de los institutos de educación superior y escuelas de educación superior públicos sólo perciben, según corresponda, los conceptos dispuestos en el literal e) del artículo 106 y en el literal d) del artículo 109 de la mencionada ley, conforme al monto establecido en el literal a) del numeral 7.1 del presente artículo.

SUBCAPÍTULO III
MEDIDAS DE AUSTERIDAD, DISCIPLINA Y CALIDAD EN EL GASTO PÚBLICO

Artículo 8. Medidas en materia de personal

8.1 Prohíbase el ingreso de personal en el Sector Público por servicios personales y el nombramiento, salvo en los supuestos siguientes:

a) La designación en cargos de confianza y de directivos superiores de libre designación y remoción, conforme a los documentos de gestión de la entidad, a la Ley N° 28175, Ley Marco del Empleo Público, y demás normativa sobre la materia, en tanto se implemente la Ley N° 30057, Ley del Servicio Civil, en las respectivas entidades.

b) El nombramiento en plaza presupuestada cuando se trate de magistrados del Poder Judicial, fiscales del Ministerio Público, miembros de la Junta Nacional de Justicia, profesores del Magisterio Nacional, así como del personal egresado de las escuelas de las Fuerzas Armadas y la Policía Nacional del Perú y de la Academia Diplomática y de los médicos cirujanos del Instituto de Medicina Legal y Ciencias Forenses del Ministerio Público.

c) La contratación para el reemplazo por cese, para la suplencia temporal de los servidores del Sector Público, o para el ascenso o promoción del personal, en tanto se implemente la Ley N° 30057, Ley del Servicio Civil, en los casos que corresponda. En el caso de los reemplazos por cese del personal, este comprende al cese que se hubiese producido a partir del año 2018, debiéndose tomar en cuenta que el ingreso a la administración pública se efectúa necesariamente por concurso público de méritos y sujeto a los documentos de gestión respectivos. Las plazas vacantes para el reemplazo por cese del personal que no cuenten con el financiamiento correspondiente son eliminadas del Aplicativo Informático de la Planilla Única de Pago del Sector Público a cargo de la Dirección General de Gestión Fiscal de los Recursos Humanos del Ministerio de Economía y Finanzas.

En el caso del ascenso o promoción del personal, las entidades deben tener en cuenta, previamente a la realización de dicha acción de personal, lo establecido en el literal b) de la Tercera Disposición Transitoria de la Ley N° 28411, Ley General del Sistema Nacional de Presupuesto. En el caso de suplencia de personal, una vez que se reincorpore el titular de la plaza, los contratos respectivos quedan resueltos automáticamente.

Lo establecido en el presente literal no autoriza a las entidades públicas para contratar o nombrar personal en nuevas plazas que pudieran crearse.

d) El nombramiento en plaza presupuestada cuando se trate de docentes universitarios de las universidades públicas.

e) La asignación de gerentes públicos, conforme a la correspondiente certificación de crédito presupuestario otorgada por la entidad de destino y de la Autoridad Nacional del Servicio Civil (Servir), con cargo al presupuesto institucional de dichos pliegos, y hasta la culminación del proceso de implementación de la Ley N° 30057, Ley del Servicio Civil, en las respectivas entidades.

f) La contratación de plaza válida y presupuestada de docentes universitarios en las universidades públicas.

g) El nombramiento de los vocales y secretarios relatores del Tribunal Fiscal a los que se refiere el artículo 99 del Texto Único Ordenado del Código Tributario, aprobado por Decreto Supremo N° 133-2013-EF.

h) La contratación temporal del profesorado en instituciones educativas públicas de educación básica y educación técnico-productiva, en el marco de la Ley N° 30328, Ley que establece medidas en materia educativa y dicta otras disposiciones, y sus dispositivos complementarios, la cual se efectúa en plazas vacantes codificadas en el Sistema de Administración y Control de Plazas Nexus del Ministerio de Educación.

i) La contratación temporal en plaza presupuestada de auxiliares de educación, conforme lo establecido en la Ley N° 30493, Ley que regula la política remunerativa del auxiliar de educación en las instituciones educativas públicas, en el marco de la Ley N° 29944, Ley de Reforma Magisterial, y sus dispositivos complementarios, la cual se efectúa en plazas vacantes codificadas en el Sistema de Administración y Control de Plazas Nexus del Ministerio de Educación.

j) La contratación temporal de docentes de las áreas de desempeño laboral de docencia y de gestión pedagógica en los Institutos y escuelas de educación superior públicas comprendidos bajo el alcance de la Ley N° 30512, Ley de Institutos y Escuelas de Educación Superior y de la Carrera Pública de sus Docentes, y en las escuelas de educación superior de formación artística públicas, la cual se efectúa en plazas vacantes codificadas en el Sistema de Administración y Control de Plazas Nexus del Ministerio de Educación.

k) La contratación, bajo el régimen laboral de la actividad privada, de inspectores auxiliares, inspectores del trabajo y supervisores inspectores, de la Superintendencia Nacional de Fiscalización Laboral (SUNAFIL).

l) El ingreso de personal por mandato de sentencias judiciales en calidad de cosa juzgada.

m) La contratación temporal a que se refiere el artículo 84 de la Ley N° 30057, Ley del Servicio Civil, para las entidades que cuenten con Cuadro de Puestos de la Entidad (CPE) aprobado por la Autoridad Nacional del Servicio Civil (SERVIR).

n) El nombramiento de hasta el veinte por ciento (20%) de los profesionales de la salud y de los técnicos y auxiliares asistenciales de la salud del Ministerio de Salud, sus organismos públicos y las unidades ejecutoras de salud de los Gobiernos Regionales y las Comunidades Locales de Administración en Salud (CLAS), a los que se refiere la Ley N° 30957, Ley que autoriza el nombramiento progresivo como mínimo del veinte por ciento (20%) de los profesionales de la salud, técnicos y auxiliares asistenciales de la salud que a la entrada en vigencia del Decreto Legislativo 1153 tuvieron vínculo laboral y fueron identificados en el marco de la Disposición Complementaria Final Nonagésima Octava de la Ley 30693, y que fueron identificados en el marco de la Nonagésima Octava Disposición Complementaria Final de la Ley N° 30693, Ley de Presupuesto del Sector Público para el Año Fiscal 2018.

ñ) La contratación temporal de Jueces Supernumerarios y Fiscales Provisionales que no se encuentran en la carrera fiscal.

8.2 Para la aplicación de los casos de excepción establecidos desde el literal a) hasta el literal ñ), es requisito que las plazas o puestos a ocupar se encuentren aprobados en el Cuadro de Asignación de Personal (CAP), en el Cuadro para Asignación de Personal Provisional (CAP Provisional) o en el Cuadro de Puestos de la Entidad (CPE), y en el Presupuesto Analítico de Personal (PAP), según corresponda, así como que las plazas o puestos a ocupar se encuentren registradas en el Aplicativo Informático de la Planilla Única de Pago del Sector Público a cargo de la Dirección General de Gestión Fiscal de los Recursos Humanos del Ministerio de Economía y Finanzas, y que cuenten con la respectiva certificación del crédito presupuestario.

Asimismo, previamente a la convocatoria de los concursos públicos cuando estos correspondan, en los supuestos de excepción establecidos desde el literal a) hasta el literal ñ), se debe contar con el informe favorable de la Oficina General de Presupuesto de la entidad que financia el gasto, en el que se señale, entre otros aspectos, que dicha entidad cuenta con los créditos presupuestarios suficientes para financiar el referido gasto y su sostenibilidad en los años fiscales siguientes. Esta obligación resulta también aplicable al nombramiento de magistrados del Poder Judicial y de fiscales del Ministerio Público, a cargo de la Junta Nacional de Justicia, en cuyo caso se requiere informe favorable de la Oficina de Presupuesto del Poder Judicial y del Ministerio Público, respectivamente.

8.3 Adicionalmente, para el ascenso o promoción establecido en el literal c) del numeral 8.1 en el caso de los profesores del Magisterio Nacional y docentes universitarios, para el nombramiento de docentes universitarios al que se refiere el literal d) del numeral 8.1, así como para el nombramiento de magistrados del Poder Judicial y de fiscales del Ministerio Público, a cargo de la Junta Nacional de Justicia, previo a la realización de dichas acciones de personal, es necesario el informe favorable de la Dirección General de Presupuesto Público y el informe técnico de la Dirección General de Gestión Fiscal de los Recursos Humanos vinculado a la información registrada en el Aplicativo Informático de la Planilla Única de Pago del Sector Público para el caso del Gobierno Nacional y los Gobiernos Regionales.

8.4 Dispóngase, excepcionalmente, que para el caso de los Programas de Intervención Temprana (PRITE) de Educación Básica Especial públicos, la evaluación y validación de las necesidades de las plazas de docentes de dichos programas por parte del Ministerio de Educación, a que se refiere el literal h) del numeral 8.1, se efectúa sobre la base del padrón nominado de estudiantes remitido por los Gobiernos Regionales y validado por el Ministerio de Educación.

8.5. Dispóngase, excepcionalmente, que para el caso de las instituciones educativas a las que se hace referencia el literal j) de numeral 8.1 del presente artículo, la evaluación y validación de las necesidades de las nuevas plazas por parte del Ministerio de Educación a que se refiere el artículo 16 de la Ley N° 30281, Ley de Presupuesto del Sector Público para el Año Fiscal 2015, se efectúa sobre la base del padrón nominado de alumnos registrados en el sistema de información que administre el Ministerio de Educación, o en su defecto, sobre la base del padrón nominado de estudiantes remitido por los Gobiernos Regionales, y validado por el Ministerio de Educación.

Asimismo, para el caso de la contratación temporal del profesorado y de auxiliares de educación, a los que refieren los literales h) e i), respectivamente, únicamente son habilitadas en el Sistema de Administración y Control de Plazas Nexus del Ministerio de Educación, las plazas orgánicas y eventuales que valide el Ministerio de Educación, considerando los resultados del proceso de racionalización efectuado en el marco del ordenamiento territorial.

8.6 Las disposiciones complementarias que resulten necesarias para la aplicación de lo dispuesto en los literales c), d), f), h), i) y j) del numeral 8.1 del presente artículo, se aprueban mediante decreto supremo refrendado por el Ministro de Economía y Finanzas, y el Ministro de Educación, a propuesta de este último.

8.7 Las entidades públicas, independientemente del régimen laboral que las regule, no se encuentran autorizadas para efectuar gastos por concepto de horas extras.

Artículo 9. Medidas en materia de modificaciones presupuestarias en el nivel funcional programático

9.1 A nivel de pliego, la Partida de Gasto 2.1.1 "Retribuciones y Complementos en Efectivo" no puede habilitar a otras partidas de gasto ni ser habilitada, salvo las habilitaciones que se realicen dentro de la indicada partida en la misma unidad ejecutora o entre unidades ejecutoras del mismo pliego. Durante la ejecución presupuestaria, la citada restricción no comprende los siguientes casos:

a) Reforma de la estructura del Estado en el marco del Decreto Supremo N° 054-2018-PCM, que aprueba los "Lineamientos de Organización del Estado".
b) Traspaso de competencias en el marco del proceso de descentralización.
c) Atención de sentencias judiciales con calidad de cosa juzgada.
d) Atención de deudas por beneficios sociales y compensación por tiempo de servicios.
e) Las modificaciones en el nivel funcional programático que cuenten con informe favorable de la Dirección General de Presupuesto Público hasta el 15 de febrero de 2020. Las solicitudes de informe favorable, en atención a lo regulado en el presente literal, solo pueden ser presentadas al Ministerio de Economía y Finanzas hasta el 21 de enero de 2020.

Para la habilitación y anulación de la Partida de Gasto 2.1.1 "Retribuciones y complementos en efectivo" por aplicación de los casos indicados desde el literal a) hasta el literal e), se requiere del informe previo favorable de la Dirección General de Presupuesto Público, con opinión técnica de la Dirección General de Gestión Fiscal de los Recursos Humanos, para el caso del Gobierno Nacional y los Gobiernos Regionales, vinculado a la información registrada en el Aplicativo Informático de la Planilla Única de Pago del Sector Público, y/o a otras materias de su competencia; y, para el caso de los Gobiernos Locales, vinculado al costo que implica el uso de recursos públicos.

9.2 A nivel de pliego, la Partida de Gasto 2.2.1 "Pensiones" no puede ser habilitadora, salvo para las habilitaciones que se realicen dentro de la misma partida entre unidades ejecutoras del mismo pliego presupuestario, y para la atención de sentencias judiciales en materia pensionaria con calidad de cosa juzgada, en este último caso, previo informe favorable de la Dirección General de Presupuesto Público (DGPP), y de corresponder, sobre la base de la información registrada en el Aplicativo Informático de la Planilla Única de Pago del Sector Público que debe remitir la Dirección General de Gestión Fiscal de los Recursos Humanos a la DGPP. Las solicitudes de informe favorable en atención a lo regulado en el presente numeral, solo pueden ser presentadas al Ministerio de Economía y Finanzas hasta el 13 de noviembre de 2020.

9.3 Prohíbense las modificaciones presupuestarias en el nivel funcional programático con cargo a la Genérica del Gasto "Adquisición de Activos No Financieros", con el objeto de habilitar recursos para la contratación de personas bajo el Régimen Laboral Especial del Decreto Legislativo N° 1057.

La contratación bajo el Régimen Laboral Especial del Decreto Legislativo N° 1057 no es aplicable en la ejecución de inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de proyectos que no se encuentren bajo el ámbito de dicho sistema.

Asimismo, no pueden efectuarse modificaciones presupuestarias en el nivel funcional programático con cargo a las partidas de gasto vinculadas al mantenimiento de infraestructura, con el objeto de habilitar recursos destinados al financiamiento de contratos bajo el Régimen Laboral Especial del Decreto Legislativo N° 1057 no vinculados a dicho fin.

9.4 A nivel de pliego, las Específicas del Gasto 2.3.2 8.1 1 "Contrato Administrativo de Servicios", 2.3.2 8.1 2 "Contribuciones a EsSalud de C.A.S.", 2.3.2 8.1 4 "Aguinaldos de C.A.S." y 2.3.2 8.1 5 "Vacaciones truncas de C.A.S.", no pueden habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales ni ser habilitadas, salvo las habilitaciones que se realicen entre o dentro de las indicadas específicas en la misma unidad ejecutora o entre unidades ejecutoras del mismo pliego, quedando, solo para dicho fin, exonerado de lo establecido en el numeral 9.5 del presente artículo. Durante la ejecución presupuestaria, la citada restricción no comprende los siguientes casos:

a) Reforma de la estructura del Estado en el marco del Decreto Supremo N° 054-2018-PCM, que aprueba los "Lineamientos de Organización del Estado".
b) Traspaso de competencias en el marco del proceso de descentralización.
c) Las modificaciones en el nivel funcional programático que cuenten con informe favorable de la Dirección General de Presupuesto Público (DGPP) hasta el 8 de abril del 2020. Las solicitudes de informe favorable, en atención a lo regulado en el presente literal, solo pueden ser presentadas al Ministerio de Economía y Finanzas hasta el 13 de marzo de 2020.

Las entidades del Gobierno Nacional y los Gobiernos Regionales, para las habilitaciones o anulaciones de las Específicas del Gasto 2.3.2 8.1 1 "Contrato Administrativo de Servicios", 2.3.2 8.1 2 "Contribuciones a EsSalud de C.A.S.", 2.3.2 8.1 4 "Aguinaldos de C.A.S." y 2.3.2 8.1 5 "Vacaciones truncas de C.A.S." por aplicación de los casos indicados en los literales a), b) y c) del presente numeral, requieren del informe previo favorable de la DGPP, con opinión técnica de la Dirección General de Gestión Fiscal de los Recursos Humanos sobre la base de la información registrada en el Aplicativo Informático de la Planilla Única de Pago del Sector Público, y/o a otras materias de su competencia. Para efectos de las habilitaciones o anulaciones antes mencionadas, las entidades del Gobierno Nacional y Gobiernos Regionales quedan exoneradas de lo establecido en el numeral 9.5 del presente artículo.

En el caso de los pliegos del Poder Ejecutivo y Gobiernos Regionales, previa a la solicitud de emisión de informe favorable de la DGPP, en los casos de la habilitación de las Específicas del Gasto 2.3.2 8.1 1 "Contrato Administrativo de Servicios", 2.3.2 8.1 2 "Contribuciones a EsSalud de C.A.S." y 2.3.2 8.1 4 "Aguinaldos de C.A.S." referidas en el párrafo precedente, como consecuencia del incremento en el número de trabajadores contratados bajo el Régimen Laboral Especial del Decreto Legislativo N° 1057, se requiere la opinión previa favorable de la Autoridad Nacional del Servicio Civil (SERVIR), respecto la viabilidad de la dotación de personal materia de financiamiento, en el marco de los lineamientos para la determinación de las necesidades de personal que emita dicha entidad. Las solicitudes de opinión de SERVIR se presentan hasta el 14 de febrero de 2020; asimismo, dicha opinión debe remitirse al Ministerio de Economía y Finanzas en la misma oportunidad en la que la entidad solicite el informe favorable de la DGPP, en el marco del literal c) del presente numeral.

Mediante Resolución Directoral de la DGPP, en coordinación con SERVIR, se pueden incluir otras entidades del Gobierno Nacional comprendidas en el ámbito de aplicación del párrafo precedente, sobre la base del crecimiento en las Específicas de Gasto antes mencionadas, en los últimos tres (3) años.

9.5 Los créditos presupuestarios destinados al pago de las cargas sociales no pueden ser destinados a otras finalidades, bajo responsabilidad.

9.6 Prohíbase, durante el Año Fiscal 2020, a los pliegos Ministerio de Defensa y Ministerio del Interior a efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a la Partida de Gasto 2.3.1 3. "Combustibles, Carburantes, Lubricantes y Afines" con el fin de habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales, salvo las habilitaciones que se realicen entre o dentro de la indicada partida de gasto en la misma unidad ejecutora o entre unidades ejecutoras del mismo pliego.

9.7 Prohíbase, durante el Año Fiscal 2020, a los pliegos Ministerio de Defensa, Ministerio del Interior e Instituto Nacional Penitenciario a efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a las Partidas de Gasto 2.3.1 1. 1 1 "Alimentos y Bebidas para consumo humano" y 2.3.2 7. 11 5 "Servicios de alimentación de consumo humano" con el fin de habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales, salvo las habilitaciones que se realicen entre o dentro de las indicadas partidas de gasto en la misma unidad ejecutora o entre unidades ejecutoras del mismo pliego.

9.8 Prohíbase, durante el Año Fiscal 2020, a las entidades del Gobierno Nacional, los Gobiernos Regionales y los Gobiernos Locales, efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a las Partidas de Gasto 2.3.1.6 "Repuestos y accesorios", 2.3.1.11 "Suministros para mantenimiento y reparación" y 2.3.2.4 "Servicios de mantenimiento, acondicionamiento y reparaciones", con el fin de habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales, salvo las habilitaciones que se realicen entre o dentro de las indicadas partidas de gasto en la misma unidad ejecutora o entre unidades ejecutoras del mismo pliego.

Para el caso de los programas presupuestales, lo establecido en el presente numeral no le es aplicable si se han alcanzado las metas físicas programadas de los indicadores de producción física de actividad, a las que se refiere el inciso 4 del numeral 48.1 del artículo 48 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. Asimismo, exceptúese a los Gobiernos Regionales de lo establecido en el mencionado inciso 4, para las habilitaciones que realice en el marco de lo establecido en el primer párrafo del presente numeral.

Para el caso de los Gobiernos Locales, quedan exceptuados de lo dispuesto por el primer párrafo del presente numeral, únicamente, para habilitar la Partida de Gasto 2.4 Donaciones y Transferencias, de sus respectivos presupuestos institucionales. Los recursos de dicha partida de gasto habilitada deben ser transferidos financieramente por cada Gobierno Local a favor de sus Institutos Viales Provinciales (IVP), conforme a lo dispuesto en el acápite iv del literal ñ) del numeral 17.1 del artículo 17 del presente Decreto de Urgencia.

9.9 Prohíbase, durante el Año Fiscal 2020, a las entidades del Gobierno Nacional, los Gobiernos Regionales y los Gobiernos Locales, efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a las Partidas de Gasto 2.3.2 2.1 "Servicios de energía eléctrica, agua y gas" y 2.3.2 2.2 "Servicios de telefonía e internet", con el fin de habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales, salvo las habilitaciones que se realicen entre o dentro de las indicadas partidas de gasto en la misma unidad ejecutora o entre unidades ejecutoras del mismo pliego. Para efecto de las referidas habilitaciones, los Gobiernos Regionales quedan exceptuados de la restricción prevista en el inciso 4 del numeral 48.1 del artículo 48 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

9.10 Prohíbase, durante el Año Fiscal 2020, a las entidades del Gobierno Nacional, los Gobiernos Regionales y los Gobiernos Locales, efectuar modificaciones presupuestarias en el nivel funcional programático con el fin de habilitar la Partida de Gasto 2.6.3.1.1 1 "Para Transporte Terrestre" de sus presupuestos institucionales, salvo las habilitaciones que se realicen en la indicada partida entre unidades ejecutoras del mismo pliego con cargo a las anulaciones en la misma partida a nivel de pliego.

9.11 Prohíbase, durante el Año Fiscal 2020, a los pliegos Ministerio de Salud, Instituto Nacional de Salud e Instituto Nacional de Enfermedades Neoplásicas (INEN), a efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a la Partida de Gasto 2.3.1 8 "Suministros Médicos" con el fin de habilitar a otras partidas de gasto. La citada restricción no comprende los siguientes casos:

a) Las modificaciones presupuestarias en el nivel funcional programático que se realicen dentro de la indicada partida de gasto en la misma unidad ejecutora o entre unidades ejecutoras del mismo pliego.
b) Las modificaciones en el nivel funcional programático para habilitar la Específica del Gasto 2.4.1 2.1 98 "A otros organismos internacionales de la salud - suministros médicos", en la misma unidad ejecutora o entre unidades ejecutoras del mismo pliego, previo informe favorable de la Dirección General de Presupuesto Público.

9.12 Modificaciones presupuestarias en el nivel funcional programático de las Específicas del Gasto 2.1. 1 9. 3 98 "Otros Gastos de Personal" y 2.2. 1 1. 2 98 "Otros Gastos en Pensiones":

9.12.1 A nivel de pliego las Específicas del Gasto 2.1. 1 9. 3 98 "Otros Gastos de Personal" y 2.2. 1 1. 2 98 "Otros Gastos en Pensiones" del presupuesto institucional de las entidades del Gobierno Nacional y los Gobiernos Regionales, no

pueden habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales ni ser habilitadas, prohibición que incluye las modificaciones presupuestarias entre las citadas Específicas del Gasto. La presente medida implica también la prohibición de ejecutar gasto en las referidas Específicas del Gasto.

Los pliegos del Gobierno Nacional y Gobiernos Regionales, hasta el 31 de enero de 2020, pueden realizar modificaciones presupuestarias en el nivel funcional programático entre las unidades ejecutoras del mismo pliego, a fin de distribuir el presupuesto de las Específicas del Gasto señaladas en el presente numeral.

Las Específicas del Gasto 2.1. 1 9. 3 98 "Otros Gastos de Personal" y 2.2. 1 1. 2 98 "Otros Gastos en Pensiones" solo pueden habilitar a otras Específicas del Gasto dentro de sus respectivas Genéricas del Gasto del mismo pliego, en los siguientes casos:

a) Para el financiamiento de registros que han sido actualizados en el Aplicativo Informático de la Planilla Única de Pago del Sector Público, al 31 de diciembre de 2019, para cuyo efecto los pliegos remiten su solicitud de actualización a la Dirección General de Gestión Fiscal de los Recursos Humanos, hasta el 13 de diciembre de 2019. Para tal efecto, previo a realizar la habilitación presupuestaria, la entidad debe contar con la opinión favorable de la Dirección General de Presupuesto Público (DGPP), la que puede efectuarse a través del Sistema Integrado de Administración Financiera del Sector Público (SIAF-SP).

b) Para el financiamiento de los registros actualizados en el Aplicativo Informático en el presente año fiscal, al 30 de junio de 2020, para cuyo efecto los pliegos remiten su solicitud de actualización a la Dirección General de Gestión Fiscal de los Recursos Humanos, hasta el 15 de junio de 2020. Para tal efecto, previo a realizar la referida habilitación, la entidad debe contar con la opinión favorable de la DGPP, la que puede efectuarse a través del SIAF-SP.

9.12.2 Para los casos no comprendidos en los literales a) y b) del inciso 9.12.1, las entidades del Gobierno Nacional y los Gobiernos Regionales solo pueden habilitar, con cargo a las Específicas del Gasto 2.1. 1 9. 3 98 "Otros Gastos de Personal" y 2.2. 1 1. 2 98 "Otros Gastos en Pensiones", a otras Específicas del Gasto dentro de sus respectivas Genéricas del Gasto del mismo pliego, siempre que, bajo responsabilidad de su titular, y conforme a las fichas y lineamientos aprobados por la DGPP, presenten al Ministerio de Economía y Finanzas la información actualizada en el registro provisional a que se refiere el numeral 8.2 del artículo 8 de la Ley N° 30970, Ley que aprueba diversas medidas presupuestarias para coadyuvar a la calidad y la ejecución del gasto público y dicta otras medidas, hasta el 27 de setiembre de 2020, adjuntando los informes de la Oficina de Recursos Humanos y de la Oficina de Presupuesto o la que haga sus veces en el pliego.

La habilitación a que se refiere el presente numeral 9.12.2, procede previa opinión favorable de la DGPP referidos a los aspectos estrictamente presupuestarios.

9.12.3 La presentación a DGPP de la información y el referido registro a los que se refiere este artículo, no constituyen sustento legal, ni convalidan o regularizan los actos o acciones que hayan realizado las entidades del Gobierno Nacional y los Gobiernos Regionales, a la fecha de entrada en vigencia del presente Decreto de Urgencia, con inobservancia de los requisitos esenciales y formalidades impuestas por las normas legales para el pago de los conceptos. Cada entidad del Gobierno Nacional y los Gobiernos Regionales son responsables del uso de los recursos a los que se refiere este numeral.

9.12.4 El registro provisional al que se refiere este numeral no exime a las entidades del Gobierno Nacional y los Gobiernos Regionales, en los casos que corresponda, de registrar la información respectiva en el Aplicativo Informático de la Planilla Única de Pago del Sector Público, respetando los procedimientos y requisitos establecidos para la actualización del citado Aplicativo Informático.

9.12.5 Autorízase al Poder Ejecutivo, durante el Año Fiscal 2020, para aprobar modificaciones presupuestarias en el nivel institucional a favor de la Reserva de Contingencia a la que se refiere el artículo 53 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, con cargo a los recursos asignados en el presupuesto institucional de los pliegos del Gobierno Nacional y de los Gobiernos Regionales en las específicas del gasto 2.1. 1 9. 3 98 Otros Gastos de Personal y 2.2. 1 1. 2 98 Otros Gastos en Pensiones, por la fuente de financiamiento Recursos Ordinarios, que no hubieran sido ejecutados en aplicación del presente artículo.

Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro del Sector correspondiente y, para el caso, de los Gobiernos Regionales es refrendado por el presidente del Consejo de Ministros y el Ministro de Economía y Finanzas.

9.12.6 Autorízase a los Gobiernos Regionales, en el Año Fiscal 2020, para efectuar modificaciones presupuestarias en el nivel funcional programático, con cargo a los recursos de su presupuesto institucional en las específicas del gasto 2.1. 1 9. 3 98 Otros Gastos de Personal y 2.2. 1 1. 2 98 Otros Gastos en Pensiones, que no hubieran sido ejecutados en el marco de lo establecido en este artículo, previa opinión favorable de la DGPP, con el fin de financiar el pago de sentencias judiciales en calidad de cosa juzgada y priorizadas por el Gobierno Regional de acuerdo a los criterios y procedimientos establecidos por la Ley N° 30137, Ley que establece criterios de priorización para la atención del pago de sentencias judiciales.

9.12.7 Para efectos de lo establecido en el presente numeral 9.12, los pliegos del Gobierno Nacional y los Gobiernos Regionales quedan exceptuados de lo dispuesto en los numerales 9.1 y 9.2 del artículo 9 del presente Decreto de Urgencia, y en el inciso 4 del numeral 48.1 del artículo 48 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

Asimismo, autorízase a las entidades del Gobierno Nacional y Gobiernos Regionales, para realizar modificaciones presupuestarias en el nivel funcional programático, con cargo a las Específicas de Gasto 2.1. 1 9. 3 98 Otros Gastos de Personal y 2.2. 1 1. 2 98 Otros Gastos en Pensiones, para adecuar el registro del gasto en las categorías presupuestarias correspondientes, en el marco del proceso de revisión de las citadas Específicas de Gasto.

9.13 A nivel de pliego de los Gobiernos Regionales, la Específica del Gasto 2.3. 2 8. 1 99 "Otros Gastos C.A.S." no pueden habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales ni ser habilitadas. La presente medida implica también la prohibición de ejecutar gasto en la referida Específica del Gasto.

Para efectos de la habilitación a otras Específicas del Gasto de la Partida de Gasto 2.3. 2 8. 1 "Contrato Administrativo de Servicios" con cargo a la Específica del Gasto 2.3. 2 8. 1 99 "Otros Gastos C.A.S.", se requiere del informe previo favorable de la Dirección General de Presupuesto Público (DGPP), con opinión técnica de la Dirección General de Gestión Fiscal de los Recursos Humanos sobre la base de la información registrada en el Aplicativo Informático de la Planilla Única de Pago del Sector Público y/o a otras materias de su competencia.

Asimismo, previa a la solicitud de emisión de informe favorable de la DGPP, en los casos que la habilitación conlleve incremento en el número de trabajadores contratados bajo el Régimen Laboral Especial del Decreto Legislativo N° 1057, se requiere la opinión previa favorable de la Autoridad Nacional del Servicio Civil (SERVIR), respecto a la viabilidad de la dotación de personal materia de financiamiento, en el marco de los lineamientos para la determinación de las

necesidades de personal emitidos por dicha entidad. Dicha opinión de SERVIR debe ser remitida por la entidad al Ministerio de Economía y Finanzas en la misma oportunidad en la que la referida entidad solicite el informe favorable de la DGPP.

Las solicitudes de informe favorable de la DGPP, solo pueden ser presentadas al Ministerio de Economía y Finanzas hasta el 30 de setiembre de 2020.

Autorízase a los Gobiernos Regionales, en el Año Fiscal 2020, para efectuar modificaciones presupuestarias en el nivel funcional programático, con cargo a los recursos de su presupuesto institucional en la Específica del Gasto 2.3. 2 8. 1 99 "Otros Gastos C.A.S.", que no hubieran sido ejecutados en el marco de lo establecido en este artículo, previa opinión favorable de la DGPP, con el fin de financiar el pago de sentencias judiciales en calidad de cosa juzgada y priorizadas por el Gobierno Regional de acuerdo a los criterios y procedimientos establecidos por la Ley N° 30137, Ley que establece criterios de priorización para la atención del pago de sentencias judiciales.

Artículo 10. Incorporación de mayores ingresos para el financiamiento de personal

10.1 Durante el Año Fiscal 2020, las entidades del Gobierno Nacional y Gobiernos Regionales, sólo pueden incorporar recursos destinados a la Partida de Gasto 2.3.2 8.1 "Contrato Administrativo de Servicios", provenientes de mayores ingresos por la fuente de financiamiento Recursos Directamente Recaudados y los saldos de balance generados en dicha fuente de financiamiento, para el financiamiento de la contratación de trabajadores contratados bajo el Régimen Laboral Especial del Decreto Legislativo N° 1057, previo informe favorable de la Dirección General de Presupuesto Público (DGPP), con opinión técnica de la Dirección General de Gestión Fiscal de los Recursos Humanos sobre la base de la información registrada en el Aplicativo Informático de la Planilla Única de Pago del Sector Público y/o a otras materias de su competencia.

10.2 Asimismo, previa a la solicitud de emisión de informe favorable de la DGPP al que se refiere el numeral precedente, en los casos que la incorporación de recursos se efectúe como consecuencia del incremento en el número de trabajadores contratados bajo el Régimen Laboral Especial del Decreto Legislativo N° 1057, según corresponda, se requiere la opinión previa favorable de la Autoridad Nacional del Servicio Civil (SERVIR), respecto a la viabilidad de la dotación de personal materia de financiamiento, en el marco de los lineamientos para la determinación de las necesidades de personal emitidos por dicha entidad. Dicha opinión de SERVIR debe ser remitida por la entidad al Ministerio de Economía y Finanzas en la misma oportunidad en la que la referida entidad solicite el informe favorable de la DGPP.

Artículo 11. Medidas en materia de bienes y servicios

11.1 Durante el Año Fiscal 2020, los viajes al exterior de los servidores o funcionarios públicos y representantes del Estado con cargo a recursos públicos deben realizarse en categoría económica, pudiendo exceptuarse a los funcionarios señalados en el artículo 52 de la Ley N° 30057, Ley del Servicio Civil, siempre que el tiempo de viaje sea mayor a ocho (8) horas o cuando la estancia sea menor a cuarenta y ocho (48) horas.

La autorización para viajes al exterior de las personas señaladas en el párrafo precedente se aprueba conforme a lo establecido en la Ley N° 27619, Ley que regula la autorización de viajes al exterior de servidores y funcionarios públicos, y sus normas reglamentarias.

11.2 Establézcase que el monto máximo por concepto de honorarios mensuales es el tope de ingresos señalado en el artículo 2 del Decreto de Urgencia N° 038-2006 para la contratación por locación de servicios que se celebre con personas naturales, de manera directa o indirecta, y para la contratación bajo el Régimen Laboral Especial del Decreto Legislativo N° 1057, regulado por el Decreto Legislativo N° 1057 y modificatorias. Dicho monto máximo no es aplicable para la contratación de abogados y peritos independientes para la defensa del Estado en el exterior, así como para el personal contratado en el marco de la Ley N° 29806, Ley que regula la contratación de personal altamente calificado en el Sector Público y dicta otras disposiciones, y sus normas complementarias.

11.3 En ningún caso, el gasto mensual por servicios de telefonía móvil, servicio de comunicaciones personales (PCS) y servicio de canales múltiples de selección automática (troncalizado) puede exceder al monto resultante de la multiplicación del número de equipos por S/ 200,00 (DOSCIENTOS Y 00/100 SOLES). Considérase, dentro del referido monto, el costo por el alquiler del equipo, así como al valor agregado al servicio, según sea el caso.

La oficina general de administración de la entidad o la que haga sus veces, establece, mediante directiva, los montos que se cubren por equipo sujeto al gasto mensual antes señalado.

La diferencia de consumo en la facturación es abonada por el funcionario o servidor que tenga asignado el equipo conforme al procedimiento que se establezca en la mencionada directiva. No puede asignarse más de un equipo por persona. Al Presidente de la República, titulares de los poderes del Estado y ministros, no les son aplicables la restricción de gasto señalada en el primer párrafo del presente numeral.

11.4 Prohíbase la adquisición de vehículos automotores, salvo en los casos de pérdida total del vehículo, adquisiciones de ambulancias, vehículos de rescate y autobombas; vehículos destinados a la limpieza pública, seguridad ciudadana y seguridad interna; vehículos destinados al servicio de alerta permanente y a la asistencia humanitaria ante desastres; vehículos para el desplazamiento de los fiscales del Ministerio Público que involucra el proceso de investigación fiscal; vehículos para al patrullaje, vigilancia, monitoreo, supervisión y fiscalización del sector ambiental, en el marco del Decreto Legislativo N° 1013, Decreto Legislativo que aprueba la Ley de Creación, Organización y Funciones del Ministerio del Ambiente; vehículos para las Unidades de Protección Especial establecidas en el Decreto Legislativo N° 1297, Decreto Legislativo para la protección de niñas, niños y adolescentes sin cuidados parentales o en riesgo de perderlos, y su Reglamento; vehículos destinados a las acciones de supervisión y fiscalización del servicio de transporte terrestre en la Red Vial Nacional; y vehículos para la atención inmediata y urgente de casos de violencia contra la mujer y los integrantes del grupo familiar en el marco de la Ley N° 30364, Ley para prevenir, sancionar y erradicar la violencia contra las mujeres y los integrantes del grupo familiar, y su Reglamento. Asimismo, están exentos de esta prohibición los casos de adquisiciones que se realicen para la consecución de las metas de las inversiones y la renovación de los vehículos automotores que tengan una antigüedad igual o superior a diez (10) años.

La adquisición de los vehículos automotores señalados se realiza con cargo a los recursos del presupuesto institucional de las entidades respectivas, por cualquier fuente de financiamiento y conforme a la normatividad vigente, y solo puede efectuarse previa autorización del titular del pliego mediante resolución de dicha autoridad, que se publica en el portal institucional de la entidad respectiva. Esta facultad del titular de pliego es indelegable.

Para la aplicación de los supuestos de excepción previstos en el presente numeral, las entidades respectivas quedan exceptuadas de lo establecido en el numeral 9.10 del artículo 9.

11.5 En materia de uso de vehículos, establézcase que la asignación exclusiva de vehículos automotores para altos funcionarios en actividad, en el caso de entidades del Gobierno Nacional, es únicamente para uso oficial de los ministros,

viceministros, secretarios generales, jefes de gabinete y titulares de pliego de entidades del Gobierno Nacional, y que al momento de entrada en vigencia del presente Decreto de Urgencia cuentan con la autorización correspondiente. Para el resto de personal de las entidades del Gobierno Nacional, pueden hacer uso de los vehículos automotores de la flota de la respectiva entidad para el cumplimiento de sus funciones.

Las entidades constitucionalmente autónomas, las Fuerzas Armadas y Policía Nacional del Perú, los Gobiernos Regionales y los Gobiernos Locales adoptan medidas de austeridad en materia de uso de vehículos, las cuales deben ser aprobadas mediante resolución de su titular, dentro de los diez (10) días hábiles siguientes contados a partir de la vigencia de la presente norma. Dicha resolución se publica en el portal institucional de las referidas entidades.

Artículo 12. Medidas para el personal militar y policial de las escuelas de las Fuerzas Armadas y de la Policía Nacional del Perú

12.1 Dispóngase que las altas de las escuelas de las Fuerzas Armadas y de la Policía Nacional del Perú correspondiente al Año Fiscal 2020 se autorizan en el primer trimestre del año, previo informe favorable de la Oficina de Presupuesto, o la que haga sus veces, en las entidades respectivas.

Asimismo, las instituciones armadas y la Policía Nacional del Perú deben informar al Ministerio de Defensa y al Ministerio del Interior, respectivamente, en el mes de febrero, la cantidad de altas estimadas que se proyectan para el primer trimestre de los siguientes tres años, así como los códigos de las plazas en el Aplicativo Informático de la Planilla Única de Pago del Sector Público correspondientes a los estudiantes de dichas Escuelas que son dados de alta en el siguiente año fiscal, a efectos de que dichos ministerios consideren la referida información para las fases de programación multianual y formulación presupuestaria.

12.2 Autorízase, de manera excepcional, al Ministerio de Economía y Finanzas, para realizar modificaciones presupuestarias en el nivel institucional a favor del Ministerio de Defensa, con cargo a los recursos a los que se refiere el artículo 53 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, para financiar las altas del personal militar de las escuelas de las Fuerzas Armadas, a que se refiere el numeral 12.1. Las modificaciones presupuestarias en el nivel institucional autorizadas en el presente numeral se aprueban conforme a lo establecido en el artículo 54 del mencionado Decreto Legislativo N° 1440, a propuesta del Ministerio de Defensa.

12.3 Dispóngase que, en el Presupuesto del Sector Público para el Año Fiscal 2020, se han asignado recursos al pliego Ministerio del Interior hasta por la suma de S/ 296 440 945,00 (DOSCIENTOS NOVENTA Y SEIS MILLONES CUATROCIENTOS CUARENTA MIL NOVECIENTOS CUARENTA Y CINCO Y 00/100 SOLES), en la Específica del Gasto 2.1.1 7.1 3 "Altas de Personal Militar y Policial", por la fuente de financiamiento Recursos Ordinarios, exclusivamente, para el financiamiento de las altas del personal policial de las escuelas de la Policía Nacional del Perú. Los recursos de la Específica del Gasto 2.1.1 7.1 3 "Altas de Personal Militar y Policial" no puede habilitar a otras partidas, genéricas o específicas del gasto de su presupuesto institucional ni ser habilitada. La presente medida implica también la prohibición de ejecutar gasto en la referida Específica del Gasto.

Para efectos del financiamiento de los fines referidos en el párrafo precedente, el Ministerio del Interior puede realizar modificaciones presupuestarias en el nivel funcional programático, con cargo a los recursos previstos en la mencionada Específica del Gasto, siempre y cuando cuente con opinión favorable de la Dirección General de Presupuesto Público (DGPP) y de la Dirección General de Gestión Fiscal de los Recursos Humanos.

De existir saldos de libre disponibilidad en la Específica del Gasto 2.1.1 7.1 3 "Altas de Personal Militar y Policial", autorícese al Ministerio del Interior a realizar modificaciones presupuestarias en el nivel funcional programático, previa opinión favorable de la DGPP y de la Dirección General de Gestión Fiscal de los Recursos Humanos, únicamente para financiar la atención de la compensación por tiempo de servicios.

12.4 La solicitud para efectos de lo establecido en los numerales 12.2 y 12.3 a ser presentada al Ministerio de Economía y Finanzas, se realiza en función a la información registrada en el Aplicativo Informático de la Planilla Única de Pago del Sector Público y debe incluir la solicitud de registro de los nuevos efectivos policiales y militares, señalando los códigos de plaza de los alumnos que generan el alta. Para tal efecto, las solicitudes deben contar con los informes de la Oficina de Presupuesto y de Recursos Humanos, o las que hagan sus veces, en las respectivas entidades.

Asimismo, dicha solicitud debe acreditar haber actualizado en el Aplicativo Informático de la Planilla Única de Pago del Sector Público las bajas realizadas en el Año Fiscal 2019, de acuerdo con los lineamientos que para tal efecto emita la DGPP.

12.5 Los ascensos del personal militar y policial de las Fuerzas Armadas y de la Policía Nacional del Perú, se sujetan al presupuesto institucional del Ministerio de Defensa y del Ministerio del Interior, según corresponda, y sin demandar recursos adicionales al Tesoro Público.

Para el caso de los ascensos por concurso del personal policial, previo a la realización de dichas acciones de personal, se requiere informe favorable de la DGPP respecto al financiamiento de las referidas acciones de personal, con opinión técnica de la Dirección General de Gestión Fiscal de los Recursos Humanos vinculada a la información registrada en el Aplicativo Informático de la Planilla Única de Pago del Sector Público, respecto a las vacantes a ser puestas a concurso.

Asimismo, dentro de los treinta (30) días de obtenido los resultados de los ascensos, el Ministerio de Defensa y el Ministerio del Interior deben solicitar la actualización en el Aplicativo Informático de la Planilla Única de Pago del Sector Público ante el Ministerio de Economía y Finanzas, conforme a los procedimientos establecidos por la Dirección General de Gestión Fiscal de los Recursos Humanos.

12.6 Dispóngase que el otorgamiento de la Compensación por Tiempo de Servicios a que se refiere el literal c) del artículo 9 del Decreto Legislativo N° 1132, Decreto Legislativo que aprueba la nueva estructura de ingresos aplicable al personal militar de las Fuerzas Armadas y policial de la Policía Nacional del Perú, se requiere previamente la baja del registro en el Aplicativo Informático de la Planilla Única de Pago del Sector Público del personal que percibe dicho beneficio.

La planilla de beneficiarios es reportada con periodicidad trimestral para fines estrictamente presupuestales, por el Ministerio de Defensa y el Ministerio del Interior de acuerdo con los lineamientos que para tal efecto emita la DGPP.

12.7 El cumplimiento de lo dispuesto en el presente artículo se efectúa bajo responsabilidad del titular de la entidad.

12.8 Déjase en suspenso las disposiciones que se opongan a lo establecido en el presente artículo o limiten su aplicación.

12.9 El presente artículo entra en vigencia al día siguiente de la publicación del presente Decreto de Urgencia.

Artículo 13. Medidas en gastos de inversión

13.1 Con el propósito de asegurar la ejecución de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de proyectos que no se encuentren bajo el ámbito de dicho Sistema Nacional, dispóngase que para efectos que las entidades del Gobierno Nacional, los Gobiernos Regionales y Gobiernos Locales, puedan efectuar anulaciones con cargo a los recursos de las referidas inversiones y proyectos que se encuentren en etapa de ejecución para habilitar las inversiones a las que se refiere el numeral 13.3, se requiere opinión previa favorable de la Oficina de Programación Multianual de Inversiones o la que haga sus veces, según corresponda.

13.2 Adicionalmente, las anulaciones a las que se refiere el numeral 13.1, deben contar con opinión favorable de la Dirección General de Presupuesto Público (DGPP) cuando i) el monto total actualizado de la inversión sea superior a los S/ 200 000 000,00 (DOSCIENTOS MILLONES Y 00/100 SOLES), ii) las inversiones se desarrollen mediante el mecanismo de Obras por Impuestos, y iii) las inversiones que se financien con recursos provenientes de operaciones de endeudamiento externo cuyos recursos de la fuente de financiamiento Recursos Ordinarios correspondientes a las contrapartidas de dichas inversiones habiliten inversiones fuera del convenio de préstamo; conforme a los criterios, condiciones y situaciones de excepción establecidos por la citada Dirección General, respecto de lo establecido en el presente artículo.

13.3 En el caso de las entidades del Gobierno Nacional y Gobiernos Regionales, la habilitación de todo crédito presupuestario con cargo a las anulaciones referidas en los numerales 13.1 y 13.2 sólo puede efectuarse a favor de inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de proyectos que no se encuentren bajo el ámbito de dicho Sistema Nacional, siempre y cuando se encuentren en etapa de ejecución. En el caso de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones, las inversiones deben contar con expediente técnico o documento equivalente aprobado, vigente y registrado en el Banco de Inversiones, y que hayan sido registradas en la cartera de inversiones del Programa Multianual de Inversiones correspondiente, y cuyo monto total asignado no exceda el monto que ha sido materia de anulación. La habilitación a estas inversiones debe guardar correspondencia con los recursos previstos para el año fiscal contemplado en el cronograma de ejecución vigente. Dichas condiciones deben ser verificadas por la Oficina de Programación Multianual de Inversiones, o la que haga sus veces, según corresponda.

Excepcionalmente, siempre que la cartera de inversiones y proyectos cuente con financiamiento en el presente año fiscal, se puede efectuar la habilitación de recursos a inversiones viables o aprobadas para el inicio de la etapa de ejecución, en cuyo caso los recursos pueden financiar la elaboración de expedientes técnicos o documentos equivalentes y adquisición y saneamiento legal de predios necesarios, para la implementación de la inversión o proyecto, según corresponda. La Oficina de Programación Multianual de Inversiones o la que haga sus veces, emite opinión favorable para las referidas excepciones.

13.4. Dispóngase que, en el Presupuesto del Sector Público para el Año Fiscal 2020, se han asignado hasta por la suma de S/ 2 664 387 216,00 (DOS MIL SEISCIENTOS SESENTA Y CUATRO MILLONES TRESCIENTOS OCHENTA Y SIETE MIL DOSCIENTOS DIECISEIS Y 00/100 SOLES) en los Gobiernos Regionales y los Gobiernos Locales, por la fuente de financiamiento Recursos Ordinarios, destinados, exclusivamente, al financiamiento para asegurar la ejecución de las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones, y de los proyectos que no se encuentren bajo el ámbito de dicho Sistema Nacional, a los que se les transfirieron recursos conforme a los artículos 13 y 14 de la Ley N° 30693, Ley de Presupuesto del Sector Público para el Año Fiscal 2018, a los artículos 13 y 14 de la Ley N° 30879, Ley de Presupuesto del Sector Público para el Año Fiscal 2019, y al artículo 15 de la Ley N° 30970, Ley que aprueba diversas medidas presupuestarias para coadyuvar a la calidad y la ejecución del gasto público y dicta otras medidas, de acuerdo con el Anexo I del presente Decreto de Urgencia.

Los recursos a los que se refiere el presente numeral no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en el presente artículo.

13.5 A propuesta de las entidades del Gobierno Nacional que transfirieron recursos en los años fiscales 2018 y 2019, en el marco de los artículos 13 y 14 de la Ley N° 30693, de los artículos 13 y 14 de la Ley N° 30879, y del artículo 15 de la Ley N° 30970, autorícese al Poder Ejecutivo, durante el primer semestre del Año Fiscal 2020 y en consistencia con los cronogramas de ejecución, a realizar modificaciones presupuestarias en el nivel institucional entre los Gobiernos Regionales y los Gobiernos Locales comprendidos en el Anexo I del presente Decreto de Urgencia, previa celebración de adenda con los pliegos involucrados.

Las referidas modificaciones presupuestarias se autorizan mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro del Sector correspondiente, a propuesta de este último, en coordinación con el Gobierno Regional o Gobierno Local respectivo.

Las entidades del Gobierno Nacional que habilitaron recursos para las inversiones a las que se refiere el presente numeral son responsables de la verificación y seguimiento de la ejecución de los recursos asignados a los Gobiernos Regionales y Gobiernos Locales en el Año Fiscal 2020 para dichos fines, lo que incluye el avance físico y financiero de los recursos, para lo cual las entidades del Gobierno Nacional deben contar con los convenios vigentes, bajo responsabilidad. Para tal fin, los Gobiernos Regionales y los Gobiernos Locales deben informar a la entidad del Gobierno Nacional correspondiente de los avances físicos y financieros de la ejecución de dichos recursos, con relación a su cronograma de ejecución y/o las disposiciones contenidas en los convenios y/o adendas correspondientes.

13.6 Las entidades del Gobierno Nacional que hayan transferido recursos en el marco en el marco de los artículos 13 y 14 de la Ley N° 30693, de los artículos 13 y 14 de la Ley N° 30879 y del artículo 15 de la Ley N° 30970, emiten un informe técnico sobre el avance físico y financiero de la ejecución de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones financiadas. Este informe se publica, actualizado, en los portales institucionales de dichas entidades, de forma trimestral, hasta marzo de 2021.

Para tal efecto, las entidades de Gobiernos Regionales y Gobiernos Locales que hayan recibido recursos en el marco de las normas mencionadas en el presente numeral, en cumplimiento de las acciones contenidas en el respectivo convenio, deben remitir periódicamente a las Unidades Ejecutoras de Inversión (UEI) de los sectores, o las que hagan sus veces, la información respecto al avance de ejecución física y financiera de las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones, así como de los proyectos que no se encuentran bajo el ámbito de dicho Sistema Nacional, según corresponda.

CAPÍTULO III
OTRAS DISPOSICIONES PARA EJECUCIÓN DEL GASTO PÚBLICO

Artículo 14. Inversiones con financiamiento del Gobierno Nacional

14.1 Autorízase, en el Año Fiscal 2020, a las entidades del Gobierno Nacional que cuenten con recursos públicos asignados en su presupuesto institucional para la ejecución en los Gobiernos Regionales o los Gobiernos Locales de las inversiones del Sistema Nacional de Programación Multianual y Gestión de Inversiones, por la fuente de financiamiento Recursos Ordinarios, para aprobar modificaciones presupuestarias en el nivel institucional, mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro del Sector correspondiente, a propuesta de este último, previa suscripción de convenio. Dicho convenio debe suscribirse por el costo total de la inversión o monto pendiente de financiamiento respecto al costo total de la inversión y debe precisar i) el presupuesto multianual requerido hasta la culminación de la inversión y ii) los montos a financiar en cada año fiscal por parte del Gobierno Nacional y, de corresponder, por los Gobiernos Regionales y/o Gobiernos Locales sin demandar recursos adicionales al Tesoro Público. Los decretos supremos que aprueban las transferencias de recursos en el marco del presente artículo se publican hasta el 30 de abril de 2020. Las propuestas de decreto supremo correspondientes solo pueden ser presentadas al Ministerio de Economía y Finanzas, hasta el 8 de abril de 2020.

Excepcionalmente, en el caso de que la inversión sea ejecutada por empresas públicas, los recursos son transferidos financieramente, mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro del Sector correspondiente, a propuesta de este último, en cualquier fuente de financiamiento, previa suscripción de convenio, los cuales se administran en las cuentas del Tesoro Público, conforme a lo que disponga la Dirección General del Tesoro Público.

Adicionalmente, de forma excepcional, en caso de que la inversión sea ejecutada por empresas del Estado bajo el ámbito del Fondo Nacional de Financiamiento de la Actividad Empresarial del Estado (FONAFE), los recursos se transfieren financieramente, a través de decreto supremo refrendado por el Ministro de Economía y Finanzas, en las fuentes de financiamiento Recursos Ordinarios y Recursos Directamente Recaudados, previa suscripción de convenio, los cuales se administran en las cuentas del Tesoro Público, conforme a lo que disponga la Dirección General del Tesoro Público, y pueden ser considerados aporte de capital del Estado, emitiéndose las acciones correspondientes en el marco de la Ley N° 27170, Ley del Fondo Nacional de Financiamiento de la Actividad Empresarial del Estado.

En el caso de los proyectos de inversión en saneamiento y/o inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación en saneamiento, que los Gobiernos Regionales o los Gobiernos Locales ejecuten en el ámbito de una empresa prestadora de servicios de saneamiento (EPS), los recursos previstos para su supervisión son transferidos por el Ministerio de Vivienda, Construcción y Saneamiento (MVCS) a esta última, conforme al mecanismo previsto en el segundo párrafo del presente numeral. La EPS debe supervisar la ejecución del proyecto de inversión y/o inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación, e informar trimestralmente al MVCS.

14.2 Las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones, cuyo financiamiento sea propuesto en el marco de este artículo, deben contar con la opinión favorable de la Oficina de Programación Multianual de Inversiones del Sector o la que haga sus veces, en coordinación con la unidad orgánica competente de corresponder, sobre el cumplimiento de las normas técnicas y criterios de priorización del Sector, y respecto a su registro en la Cartera de Inversiones del Programa Multianual de Inversiones del Sector, a fin de verificar que se encuentren alineadas con los objetivos priorizados, metas e indicadores establecidos en la programación multianual de inversiones, de acuerdo a los criterios de priorización aprobados por el Sector.

Para el caso de las referidas inversiones que no cuenten con expediente técnico o documento equivalente, la transferencia de recursos se efectúa solo para financiar la elaboración de dichos documentos, y deben cumplir con las condiciones señaladas en el párrafo precedente.

14.3 Los pliegos del Gobierno Nacional, que transfieran recursos en el marco del presente artículo son responsables de la verificación y seguimiento, lo que incluye el avance físico y financiero de los recursos, del cumplimiento de las acciones contenidas en el convenio y en el cronograma de ejecución física de las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones.

Las entidades del Gobierno Nacional que transfieran recursos deben contar con los convenios vigentes y actualizados.

14.4 Las entidades del Gobierno Nacional que hayan transferido recursos en el marco del presente artículo emiten un informe técnico sobre el avance físico y financiero de la ejecución de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones financiadas. Este informe se publica en los portales institucionales de dichas entidades hasta marzo de 2021.

Para tal efecto, los Gobiernos Regionales y Gobiernos Locales que hayan sido beneficiadas con la transferencia de recursos en el marco del presente artículo, en cumplimiento de las acciones contenidas en el convenio, deben remitir periódicamente a las Unidades Ejecutoras de Inversión (UEI) de los sectores, o las que hagan sus veces, que transfieran recursos, la información respecto al avance de ejecución física y financiera de las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones.

14.5 Las entidades del Gobierno Nacional que transfieran recursos a los Gobiernos Regionales o a los Gobiernos Locales para la ejecución de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones en el marco del presente artículo deben considerar en la programación de sus respectivos presupuestos institucionales, correspondientes a los años fiscales subsiguientes, bajo responsabilidad del titular, los recursos necesarios que garanticen la ejecución de las inversiones antes mencionadas, hasta su culminación, en el marco del cumplimiento de los convenios y/o adendas suscritos, a fin de orientar dichos recursos al presupuesto de los Gobiernos Regionales y Gobiernos Locales, de corresponder.

Las entidades del Gobierno Nacional deben remitir al Ministerio de Economía y Finanzas, hasta el 8 de mayo de 2020, el detalle de los recursos que se deben programar para el Año Fiscal 2021 que asegure el financiamiento de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones, financiados en el marco del presente artículo, consignando el monto ejecutable en dicho año fiscal.

14.6 Cada pliego presupuestario del Gobierno Nacional que transfiera recursos en el marco del presente artículo es responsable de la viabilidad técnica y la determinación del monto objeto de la transferencia, el mismo que debe corresponder al que se ejecuta en el respectivo año fiscal, debiéndose tener en cuenta la oportuna culminación de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones, bajo responsabilidad del titular del pliego.

14.7 Para la aplicación de lo establecido en el presente artículo, exceptúase a las entidades del Gobierno Nacional, de lo dispuesto en el artículo 49 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

Artículo 15. Inversiones financiadas con recursos de la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito

15.1 Autorízase, en el Año Fiscal 2020, a las entidades del Gobierno Nacional que cuenten con recursos públicos asignados en su presupuesto institucional para la ejecución en los Gobiernos Regionales o los Gobiernos Locales de las inversiones del Sistema Nacional de Programación Multianual y Gestión de Inversiones, por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, para aprobar modificaciones presupuestarias en el nivel institucional, mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro del Sector correspondiente, a propuesta de este último, previa suscripción de convenio. Dicho convenio debe suscribirse por el costo total de la inversión o monto pendiente de financiamiento respecto al costo total de la inversión y debe precisar i) el presupuesto multianual requerido hasta la culminación de la inversión y ii) los montos a financiar en cada año fiscal por parte del Gobierno Nacional y, de corresponder, por los Gobiernos Regionales y/o Gobiernos Locales sin demandar recursos adicionales al Tesoro Público.

Los decretos supremos que aprueban las transferencias de recursos en el marco del presente artículo se publican hasta el 30 de abril de 2020. Las propuestas de decreto supremo correspondientes solo pueden ser presentadas al Ministerio de Economía y Finanzas, hasta el 8 de abril de 2020.

15.2 Las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones, cuyo financiamiento sea propuesto en el marco de este artículo, deben contar con la opinión favorable de la Oficina de Programación Multianual de Inversiones del Sector o la que haga sus veces, en coordinación con la unidad orgánica competente de corresponder, sobre el cumplimiento de las normas técnicas y criterios de priorización del Sector, y respecto a su registro en la Cartera de Inversiones del Programa Multianual de Inversiones del Sector, a fin de verificar que se encuentren alineadas con los objetivos priorizados, metas e indicadores establecidos en la programación multianual de inversiones, de acuerdo a los criterios de priorización aprobados por el Sector.

15.3 Los Pliegos del Gobierno Nacional, que transfieren recursos en el marco del presente artículo son responsables de la verificación y seguimiento, lo que incluye el avance físico y financiero de los recursos, del cumplimiento de las acciones contenidas en el convenio y en el cronograma de ejecución física de las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones. En el citado convenio se establece, además, la responsabilidad por parte del titular del pliego receptor de las transferencias, respecto de la correcta utilización de los recursos transferidos, no siendo aplicable el numeral 36.1 del artículo 36 del Decreto Legislativo N° 1437, Decreto Legislativo del Sistema Nacional de Endeudamiento Público.

Las entidades del Gobierno Nacional que transfieran recursos deben contar con los convenios vigentes y actualizados.

15.4 Las entidades del Gobierno Nacional que hayan transferido recursos en el marco del presente artículo emiten un informe técnico sobre el avance físico y financiero de la ejecución de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones financiadas. Este informe se publica en los portales institucionales de dichas entidades hasta marzo de 2021.

Para tal efecto, los Gobiernos Regionales y Gobiernos Locales que hayan sido beneficiadas con la transferencia de recursos en el marco del presente artículo, en cumplimiento de las acciones contenidas en el convenio, deben remitir periódicamente a las Unidades Ejecutoras de Inversión (UEI) de los sectores, o las que hagan sus veces, que transfieran recursos, la información respecto al avance de ejecución física y financiera de las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones.

15.5 Las entidades del Gobierno Nacional que transfieran recursos a los Gobiernos Regionales o a los Gobiernos Locales para la ejecución de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones en el marco del presente artículo deben considerar en la programación de sus respectivos presupuestos institucionales, correspondientes a los años fiscales subsiguientes, bajo responsabilidad del titular, los recursos necesarios que garanticen la ejecución de las inversiones antes mencionadas, hasta su culminación, en el marco del cumplimiento de los convenios y/o adendas suscritos, a fin de orientar dichos recursos al presupuesto de los Gobiernos Regionales y Gobiernos Locales, de corresponder.

Las entidades del Gobierno Nacional deben remitir al Ministerio de Economía y Finanzas, hasta el 8 de mayo de 2020, el detalle de los recursos que se deben programar para el Año Fiscal 2021 que asegure el financiamiento de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones, financiados en el marco del presente artículo, consignando el monto ejecutable en dicho año fiscal.

15.6 Las modificaciones presupuestarias en el nivel institucional que se aprueben en el marco del presente artículo no pueden financiar el estudio definitivo o expediente técnico.

15.7 Lo dispuesto en el presente artículo se aplica a los recursos provenientes de las operaciones de endeudamiento determinadas por la Dirección General del Tesoro Público del Ministerio de Economía y Finanzas, mediante resolución directoral.

15.8 Cada pliego presupuestario del Gobierno Nacional que transfiera recursos en el marco del presente artículo es responsable de la viabilidad técnica y la determinación del monto objeto de la transferencia, el mismo que debe corresponder al que se ejecuta en el respectivo año fiscal, debiéndose tener en cuenta la oportuna culminación de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones, bajo responsabilidad del titular del pliego.

15.9 Para la aplicación de lo establecido en el presente artículo, exceptúese a las entidades del Gobierno Nacional de lo dispuesto en el artículo 49 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

Artículo 16. Autorización para otorgar constancia respecto a la previsión de recursos

16.1 Autorízase, durante el Año Fiscal 2020, a los Gobiernos Regionales y Gobiernos Locales que reciban recursos de pliegos del Gobierno Nacional, en el marco de lo establecido en el artículo 14 y 15 del presente Decreto de Urgencia, así como a las inversiones incluidas en el Anexo I del presente Decreto de Urgencia, a convocar procedimientos de selección en el caso de ejecuciones contractuales que superen el año fiscal, para otorgar de forma previa a la convocatoria del procedimiento de selección una constancia respecto a la previsión de recursos correspondientes al valor referencial de dicha convocatoria. La citada constancia debe señalar el monto de los recursos previstos en el convenio y/o adendas que se menciona en los referidos artículos, los que deben estar vigentes en el presente año fiscal; asimismo, debe señalar las metas previstas y la fuente de financiamiento con cargo a la cual se atiende su financiamiento.

16.2 Previamente al otorgamiento de la buena pro, se debe contar con la certificación de crédito presupuestario emitida por la oficina de presupuesto, o la que haga sus veces, sobre la existencia de crédito presupuestario suficiente, orientado a la ejecución del gasto en el año fiscal en que se ejecuta el contrato, bajo responsabilidad del titular de la entidad. Para tal efecto, el comité de selección o la oficina a cargo del procedimiento de selección, según corresponda, antes de otorgar la buena pro, debe solicitar a la Oficina de Presupuesto de la entidad o a la que haga sus veces, la referida certificación.

Artículo 17. Transferencias financieras permitidas entre entidades públicas durante el Año Fiscal 2020

17.1 Autorízase, en el presente Año Fiscal, la realización, de manera excepcional, de las siguientes transferencias financieras entre entidades, conforme se detalla a continuación:

a) Las que realice el Ministerio de Justicia y Derechos Humanos con cargo a los recursos que custodia y administra el Programa Nacional de Bienes Incautados (PRONABI).

b) Las que realice el Ministerio de Justicia y Derechos Humanos para la operatividad del Plan Integral de Reparaciones (PIR).

c) Las que realice el Ministerio de Trabajo y Promoción del Empleo para el Programa para la Generación de Empleo Social Inclusivo "Trabaja Perú", a favor de Gobiernos Regionales y Gobiernos Locales.

d) Las que realice el Ministerio de Vivienda, Construcción y Saneamiento para el Fondo MIVIVIENDA S.A., y para las empresas prestadoras de servicios de saneamiento.

e) Las que realice la Comisión Nacional para el Desarrollo y Vida sin Drogas (DEVIDA) en el marco de los Programas Presupuestales: "Programa de Desarrollo Alternativo Integral y Sostenible - PIRDAIS", "Prevención y Tratamiento del Consumo de Drogas" y "Gestión Integrada y Efectiva del Control de Oferta de Drogas en el Perú".

f) Las que realice el Ministerio de Salud para proteger, recuperar y mantener la salud de las personas y poblaciones afectadas por situaciones de epidemias y emergencias sanitarias que cumplan con los supuestos establecidos en el artículo 6 del Decreto Legislativo N° 1156, Decreto Legislativo que dicta medidas destinadas a garantizar el servicio público de salud en los casos en que exista un riesgo elevado o daño a la salud y la vida de las poblaciones.

g) Las que realice el Ministerio del Ambiente para el financiamiento de las acciones para el Fortalecimiento del Sistema Nacional de Gestión Ambiental, en el marco de lo dispuesto en la Segunda Disposición Complementaria Final de la Ley N° 29325, Ley del Sistema Nacional de Evaluación y Fiscalización Ambiental.

h) Las que realice el Ministerio de Transportes y Comunicaciones a favor del Ministerio de Vivienda, Construcción y Saneamiento para las tasaciones a cargo de la Dirección de Construcción de la Dirección General de Políticas y Regulación en Construcción y Saneamiento de los predios afectados por la construcción, rehabilitación y mejoramiento de infraestructura de transportes.

i) Las que realice el Seguro Integral de Salud (SIS) para el financiamiento del costo de las prestaciones de salud brindadas a los asegurados al SIS.

j) Las que realice el Organismo Técnico de la Administración de los Servicios de Saneamiento (OTASS), para las Empresas Prestadoras de Servicios de Saneamiento.

k) Las que realicen los Gobiernos Locales Provinciales a favor de las Sociedades de Beneficencia cuyas funciones y competencias han sido transferidas por el Ministerio de la Mujer y Poblaciones Vulnerables, en el marco del proceso de descentralización, como apoyo para el pago de remuneraciones y pensiones.

l) Las que se efectúen en aplicación de la Ley N° 29768, Ley de Mancomunidad Regional, y modificatorias. Para la aplicación de lo dispuesto por el artículo 10 de la mencionada ley, las transferencias de recursos se efectúan sólo a través de los Gobiernos Regionales en el marco de lo establecido por el presente literal.

m) Las que se realicen para el cumplimiento de los compromisos pactados en los convenios de cooperación internacional reembolsables y no reembolsables, y las operaciones oficiales de crédito, celebrados en el marco de la normatividad vigente.

n) Las que se realicen para el financiamiento y cofinanciamiento de las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de los proyectos que no se encuentran bajo el ámbito de dicho Sistema Nacional, y el mantenimiento de carreteras y de infraestructura de saneamiento, entre los niveles de gobierno subnacional y de estos al Gobierno Nacional, previa suscripción del convenio respectivo. Las transferencias de recursos que se efectúen en el marco del presente literal solo se autorizan hasta el segundo trimestre del año 2020, debiéndose emitir el acuerdo de Consejo Regional o Concejo Municipal, según corresponda, dentro del plazo antes mencionado.

ñ) Las que efectúen los Gobiernos Locales para las acciones siguientes:

   i. Las acciones que se realicen en el marco de programas sociales, conforme a las disposiciones legales vigentes para dichos programas.

   ii. Las acciones que se realicen en aplicación de la Ley N° 29029, Ley de la Mancomunidad Municipal, y modificatorias.

   ii. La prestación de los servicios públicos delegados a las municipalidades de centros poblados, según el artículo 133 de la Ley N° 27972, Ley Orgánica de Municipalidades.

   iii. La prestación de servicios y el mantenimiento de la infraestructura vial de su competencia, a cargo de sus organismos públicos.

   iv. Las que se realicen por la imposición de papeletas por infracciones al Reglamento Nacional de Tránsito, a favor del Ministerio del Interior, conforme al artículo 13 de la Ley N° 28750, Ley que autoriza Crédito Suplementario en el Presupuesto del Sector Público para el Año Fiscal 2006 y dicta otras medidas.

   v. A favor de las entidades prestadoras de servicios de saneamiento (EPS), para financiar gastos de mantenimiento, equipamiento e infraestructura de saneamiento.

o) Las que realicen los Gobiernos Regionales y los Gobiernos Locales a favor de las empresas prestadoras de servicios de saneamiento (EPS) de sus respectivos ámbitos, para el financiamiento o cofinanciamiento de inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de proyectos que no se encuentran bajo el ámbito de dicho sistema, de saneamiento, así como para la supervisión de los proyectos e inversiones antes mencionadas que los Gobiernos Regionales y Gobiernos Locales ejecuten en el ámbito de prestación de dicha EPS.

   La autorización prevista en el presente literal no se aplica a los recursos transferidos a los Gobiernos Regionales y Gobiernos Locales en el marco del artículo 14 del presente Decreto de Urgencia.

p) Las que realice el Ministerio de Energía y Minas:

   i. A favor de los Gobiernos Regionales, cuyos recursos son destinados a financiar exclusivamente, a las direcciones o gerencias regionales de Energía y Minas de dichos Gobiernos Regionales para el fortalecimiento de la capacidad de gestión regional en el ejercicio de las funciones en materia minero energética, en el marco del proceso de descentralización, hasta por el monto de S/ 5 000 000,00 (CINCO MILLONES Y 00/100 SOLES).

   ii. A favor de los Gobiernos Regionales con el objeto de fortalecer el proceso de formalización minera integral en las regiones, hasta por el monto de S/ 7 500 000,00 (SIETE MILLONES QUINIENTOS MIL Y 00/100 SOLES).

   iii. A favor de las empresas concesionarias de distribución eléctrica vinculadas al ámbito del Fondo Nacional de Financiamiento de la Actividad Empresarial del Estado (FONAFE), y de la empresa de Administración de Infraestructura Eléctrica S.A. (ADINELSA), en el marco de lo establecido en el artículo 9 de la Ley N° 28749, Ley General de Electrificación Rural, y su reglamento, hasta por el monto de S/ 100 000 000,00 (CIEN MILLONES Y 00/100 SOLES).

iv. A favor del Consejo Nacional de Ciencia, Tecnología e Innovación Tecnológica (CONCYTEC), hasta por la suma de S/ 4 200 000,00 (CUATRO MILLONES DOSCIENTOS MIL Y 00/100 SOLES), para financiar, exclusivamente, proyectos de investigación en el ámbito del Subsector Electricidad. Dichas transferencias financieras se efectúan previa suscripción del /los convenio/s entre el Ministerio de Energía y Minas, y el CONCYTEC.

Lo establecido en el presente literal se financia con cargo al presupuesto institucional del Ministerio de Energía y Minas, por la fuente de financiamiento Recursos Directamente Recaudados, y/o el saldo de balance correspondiente a los recursos de la Unidad Ejecutora 001 Ministerio de Energía y Minas - Central para el caso de los acápites i y ii; para lo autorizado en el acápite iii. con los recursos de la fuente de financiamiento Recursos Directamente Recaudados y Recursos Determinados correspondiente a la Unidad Ejecutora 005 Dirección General de Electrificación Rural (DGER), pudiendo incluir saldos de balance por dichas fuentes que dicho ministerio previamente incorpora en su presupuesto institucional; y para lo autorizado en el acápite iv. con los recursos de la fuente de financiamiento Recursos Directamente Recaudados, Donaciones y Transferencias y/o el saldo de balance, correspondiente a los recursos de la Unidad Ejecutora 001 Ministerio de Energía y Minas – Central. Las transferencias financieras autorizadas por el presente literal se aprueban previa suscripción de convenio entre el Ministerio de Energía y Minas, y las entidades o empresas involucradas.

Las entidades y empresas que reciben las transferencias financieras en el marco de lo establecido en el presente literal, informan al Ministerio de Energía y Minas los avances físicos y financieros de la ejecución de dichos recursos, con relación a su cronograma de ejecución y/o las disposiciones contenidas en los convenios y/o adendas correspondientes.

q) Las que realice el Ministerio de Trabajo y Promoción del Empleo, en el marco del Programa Presupuestal 0116 Mejoramiento de la Empleabilidad e Inserción Laboral - Pro Empleo, a favor de las entidades públicas con las cuales suscriban convenios de colaboración interinstitucional, en el marco de lo establecido en el Texto Único Ordenado de la Ley N° 27444, Ley del Procedimiento Administrativo General, aprobado por Decreto Supremo N° 004-2019-JUS, para la capacitación y certificación laboral para el empleo.

r) Las que realice el Ministerio de Educación, a favor de las entidades públicas con las cuales suscriban convenios de colaboración interinstitucional, en el marco de lo establecido en el Texto Único Ordenado de la Ley N° 27444, Ley del Procedimiento Administrativo General, aprobado por Decreto Supremo N° 004-2019-JUS, para los procesos de formación, capacitación e innovación en materia educativa, para la asistencia técnica y la evaluación de expedientes técnicos de inversiones vinculadas a materia educativa, así como para el saneamiento físico legal de las instituciones educativas a nivel nacional.

s) Las que realice la Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT) para aprobar transferencias financieras, en aplicación de lo dispuesto por el numeral 3.2 del artículo 3 del Decreto Legislativo N° 1183, Decreto Legislativo que aprueba la Ley que establece las competencias para la implementación y gestión de los Centros de Atención en Frontera, que aprueba la Ley que establece las competencias para la implementación y gestión de los Centros de Atención en Frontera, a favor del pliego Ministerio de Relaciones Exteriores para el financiamiento de los proyectos de inversión para la implementación de los Centros de Atención en Frontera. Los términos y condiciones de la transferencia financiera se establecen en los convenios que, para el efecto, suscriban el Ministerio de Relaciones Exteriores y la SUNAT.

Lo establecido en el presente literal se financia con cargo al presupuesto institucional del pliego SUNAT, sin demandar recursos adicionales al Tesoro Público.

t) Las que realicen la Presidencia del Consejo de Ministros, el Ministerio de Economía y Finanzas, el Ministerio de Vivienda, Construcción y Saneamiento, el Ministerio Transportes y Comunicaciones, el Ministerio de Energía y Minas, y el Ministerio de Agricultura y Riego a favor del Fondo de Adelanto Social, creado por el Decreto Legislativo N° 1334, Decreto Legislativo que crea el Fondo de Adelanto Social. Las referidas transferencias se depositan en la cuenta que determine la Dirección General del Tesoro Público del Ministerio de Economía y Finanzas.

Lo establecido en el presente literal se financia con cargo al presupuesto institucional de las entidades del Gobierno Nacional antes mencionadas, sin demandar recursos adicionales al Tesoro Público, pudiendo incluir saldos de balance, conforme a la normatividad vigente, que dichas entidades previamente incorporan en su presupuesto institucional. Los recursos transferidos a favor del Fondo de Adelanto Social en el marco de lo establecido en el presente literal, así como los saldos disponibles en dicho Fondo, se incorporan en los pliegos respectivos, priorizados por el Fondo, mediante decreto supremo refrendado por el Ministro de Economía y Finanzas, el Ministro del Sector correspondiente y el Presidente del Consejo de Ministros, a propuesta de este último. En el caso de Gobiernos Regionales y Gobiernos Locales, el decreto supremo es refrendado por el Ministro de Economía y Finanzas y el Presidente del Consejo de Ministros, a propuesta de este último.

u) Las que realice el Ministerio de Transportes y Comunicaciones a favor de los Gobiernos Regionales, para el financiamiento de las funciones que en materia de telecomunicaciones han sido transferidas, así como para la operación y mantenimiento de los sistemas de telecomunicaciones; y a favor del Ministerio del Interior y los Gobiernos Regionales, para el financiamiento del pago de los servicios públicos de telecomunicaciones de las instituciones abonadas obligatorias de los Proyectos de Instalación de Banda Ancha para la Conectividad Integral y Desarrollo Social, para la continuidad e inicio de operaciones durante el año 2020 en el marco del numeral 6.4 del artículo 6 de la Ley N° 30970, Ley que aprueba diversas medidas presupuestarias para coadyuvar a la calidad y la ejecución del gasto público y dicta otras medidas.

v) Las que realice la Autoridad Portuaria Nacional a favor de los Gobiernos Regionales para las autoridades portuarias regionales, en el marco de lo dispuesto por el literal a) del artículo 30 de la Ley N° 27943, Ley del Sistema Portuario Nacional.

w) Las que realice el Ministerio de Comercio Exterior y Turismo (MINCETUR), para realizar transferencias financieras, hasta por la suma de S/ 9 100 000,00 (NUEVE MILLONES CIEN MIL Y 00/100 SOLES), a favor del Ministerio del Interior y del Servicio Nacional de Áreas Naturales Protegidas por el Estado (SERNANP), con la finalidad de que dichas entidades adquieran vehículos y/o ejecuten inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones, destinados a la seguridad turística.

Dichas transferencias financieras se financian con cargo al presupuesto institucional del MINCETUR, en la fuente de financiamiento Recursos Directamente Recaudados, sin demandar recursos adicionales al Tesoro Público.

Los gastos para la operatividad y mantenimiento de los activos que se adquieran con los recursos a los que se refiere el presente literal, se encuentran a cargo de los pliegos Ministerio del Interior y SERNANP, y no deben demandar recursos adicionales al Tesoro Público.

x) Las que realice la Superintendencia Nacional de los Registros Públicos (SUNARP) a favor del Ministerio de Justicia y Derechos Humanos, con cargo a sus saldos de balance por la fuente de financiamiento Recursos Directamente Recaudados, que dicha entidad previamente incorpora en su presupuesto institucional, hasta por la suma de S/ 120 000 000,00 (CIENTO VEINTE MILLONES Y 00/100 SOLES), para ser destinados a financiar la ejecución del proyecto de inversión "Instalación del Servicio de Readaptación Social en el Nuevo Establecimiento Penitenciario de Arequipa, en el Distrito de Lomas, Provincia de Caraveli – Departamento de Arequipa" (Código 2188922).

17.2 Las transferencias financieras autorizadas en el numeral 17.1 se realizan, en el caso de las entidades del Gobierno Nacional, mediante resolución del titular del pliego, y en el caso de los Gobiernos Regionales y los Gobiernos Locales, mediante acuerdo de Consejo Regional o Concejo Municipal, respectivamente, requiriéndose en ambos casos el informe previo favorable de la Oficina de Presupuesto o la que haga sus veces en la entidad. La resolución del titular del pliego y el acuerdo del Consejo Regional se publican en el diario oficial El Peruano, y el acuerdo del concejo municipal se publica en su página web.

17.3 La entidad pública que transfiere, con excepción del acápite v del literal ñ) del numeral 17.1 del presente artículo, es responsable del monitoreo, seguimiento y cumplimiento de los fines y metas para los cuales transfirieron los recursos. Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme al presente artículo.

Artículo 18. Montos para la determinación de los procedimientos de selección

Los procedimientos de selección por licitación pública, concurso público, adjudicación simplificada y selección de consultores individuales se aplican de acuerdo a los siguientes márgenes:

a) Contratación de obras:

-   Licitación pública, si el valor referencial es igual o superior a S/ 1 800 000,00 (UN MILLÓN OCHOCIENTOS MIL Y 00/100 SOLES).
-   Adjudicación simplificada, si el valor referencial es inferior a S/ 1 800 000,00 (UN MILLÓN OCHOCIENTOS MIL Y 00/100 SOLES).

Cuando el valor referencial de una obra pública sea igual o mayor a S/ 4 300 000,00 (CUATRO MILLONES TRESCIENTOS MIL Y 00/100 SOLES), la Entidad debe contratar obligatoriamente la supervisión de obra.

b) Contratación de bienes:

-   Licitación pública, si el valor referencial es igual o superior a S/ 400 000,00 (CUATROCIENTOS MIL Y 00/100 SOLES).
-   Adjudicación simplificada, si el valor referencial es inferior a S/ 400 000,00 (CUATROCIENTOS MIL Y 00/100 SOLES).

c) Contratación de servicios:

-   Concurso público, si el valor referencial es igual o superior a S/ 400 000,00 (CUATROCIENTOS MIL Y 00/100 SOLES).
-   Adjudicación simplificada, si el valor referencial es inferior a S/ 400 000,00 (CUATROCIENTOS MIL Y 00/100 SOLES).
-   Contratación de consultores individuales, si el valor referencial es igual o inferior a S/ 40 000,00 (CUARENTA MIL Y 00/100 SOLES)".

Artículo 19. Recursos para el Fondo Especial para la Seguridad Ciudadana, FED y otros

19.1 Dispóngase que en el Presupuesto del Sector Público para el Año Fiscal 2020, se han asignado recursos para lo siguiente:

a) En el presupuesto institucional del pliego Ministerio del Interior, en la fuente de financiamiento Recursos Determinados, hasta la suma de S/ 117 409 722,00 (CIENTO DIECISIETE MILLONES CUATROCIENTOS NUEVE MIL SETECIENTOS VEINTIDOS Y 00/100 SOLES) para financiar la continuidad de la ejecución de proyectos de inversión previamente priorizados conforme a los fines del Fondo Especial para la Seguridad Ciudadana, creado por el Decreto de Urgencia N° 052-2011, y hasta por la suma de S/ 28 815 489,00 (VEINTIOCHO MILLONES OCHOCIENTOS QUINCE MIL CUATROCIENTOS OCHENTA Y NUEVE Y 00/100 SOLES) para financiar la ejecución de proyectos de inversión que sean priorizados conforme a los fines de dicho Fondo.
    La transferencia de los recursos autorizados por el presente literal se aprueba mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro del Interior, a solicitud de este último.
b) En el presupuesto institucional del pliego Ministerio de Desarrollo e Inclusión Social (MIDIS), hasta la suma de S/ 120 000 000,00 (CIENTO VEINTE MILLONES Y 00/100 SOLES), en la fuente de financiamiento Recursos Determinados, destinados, exclusivamente, para el financiamiento de los fines del Fondo de Estímulo al Desempeño y Logro de Resultados Sociales (FED), creado por la Octogésima Cuarta Disposición Complementaria Final de la Ley N° 30114, Ley de Presupuesto del Sector Público para el Año Fiscal 2014, con la finalidad de mejorar los indicadores de resultados priorizados por la Política Nacional de Desarrollo e Inclusión Social (PNDIS) y metas asociadas a la reducción de la violencia contra la mujer.
    Asimismo, se destinan para el financiamiento de los fines del FED, el saldo de balance del 2019 de los recursos que fueron asignados al MIDIS para dichos fines, hasta por la suma de S/ 89 342 721,00 (OCHENTA Y NUEVE MILLONES TRESCIENTOS CUARENTA Y DOS MIL SETECIENTOS VEINTIUNO Y 00/100 SOLES), que para dicho efecto el pliego incorpora previamente en su presupuesto institucional.
c) En el presupuesto institucional del pliego Ministerio de Economía y Finanzas, hasta por la suma de S/ 100 000 000,00 (CIEN MILLONES Y 00/100 SOLES), en la fuente de financiamiento Recursos Ordinarios, destinados, exclusivamente, para el financiamiento de los fines del Fondo Invierte para el Desarrollo Territorial (FIDT), mediante el financiamiento y cofinanciamiento de inversiones, estudios de preinversión a nivel de perfil y fichas técnicas en el marco de dicho Fondo.

La transferencia de los recursos autorizados por el presente literal se aprueba mediante decreto supremo refrendado por el Ministro de Economía y Finanzas, a solicitud de la Dirección General de Programación Multianual de Inversiones para el caso del FIDT, y se incorporan en los Gobiernos Regionales y Gobiernos Locales, según corresponda, en la fuente de financiamiento Recursos Determinados.

d) En el presupuesto institucional del pliego Ministerio de Economía y Finanzas, hasta por la suma de S/ 800 000 000,00 (OCHOCIENTOS MILLONES Y 00/100 SOLES), en la fuente de financiamiento Recursos Ordinarios, destinados, exclusivamente, para el financiamiento de los fines del Programa de Incentivos a la Mejora de la Gestión Municipal (PI).

La distribución de los recursos del PI se efectúa tomando en cuenta los criterios del Fondo de Compensación Municipal (FONCOMUN) y conforme a los lineamientos y metas de dicho Programa.

La transferencia de los recursos autorizados por el presente literal se aprueba mediante decreto supremo refrendado por el Ministro de Economía y Finanzas, a solicitud de la Dirección General de Presupuesto Público, y se incorporan en los Gobiernos Locales, en la fuente de financiamiento Recursos Determinados.

El Ministerio de Economía y Finanzas dentro del plazo de diez (10) días hábiles contados a partir de la publicación del presente Decreto de Urgencia, mediante decreto supremo, establece los procedimientos para el cumplimiento de metas y la asignación de recursos del Programa de Incentivos a la Mejora de la Gestión Municipal.

e) En el presupuesto institucional del pliego Ministerio de Agricultura y Riego, hasta la suma de S/ 158 963 004,00 Y 00/100 SOLES (CIENTO CINCUENTA Y OCHO MILLONES NOVECIENTOS SESENTA Y TRES MIL CUATRO Y 00/100 SOLES), en la fuente de financiamiento Recursos Determinados, destinados, exclusivamente, para el financiamiento de los fines del Fondo Sierra Azul.

19.2 Los decretos supremos que transfieren los recursos a los que se refieren los literales a) y e) del presente artículo se publican hasta el 28 de junio de 2020; asimismo, los decretos supremos que transfieren los recursos a los que se refiere los literales b) y c) del presente artículo se publican hasta el 15 de noviembre de 2020, y al que se refiere el literal d) del presente artículo se publican hasta el 15 de setiembre de 2020.

Las propuestas de decreto supremo correspondientes deben ser presentadas al Ministerio de Economía y Finanzas en un plazo máximo de diez (10) días útiles antes de las fechas señaladas en el presente numeral para cada uno de los literales previstos en el numeral anterior.

19.3 Los recursos a los que se refiere el numeral 19.1 se ejecutan bajo las mismas formalidades, mecanismos y procedimientos aprobados en la normatividad vigente para los fondos mencionados en los referidos literales, en lo que les fuera aplicable.

CAPÍTULO IV
GASTO PÚBLICO EN TEMAS PRIORITARIOS Y MEJORA DE LA CALIDAD DEL GASTO

Artículo 20. Financiamiento para las acciones de reducción de la violencia contra la mujer

20.1 Dispóngase que, en el Presupuesto del Sector Público para el Año Fiscal 2020 se han asignado recursos, hasta por la suma de S/ 345 249 784,00 (TRESCIENTOS CUARENTA Y CINCO MILLONES DOSCIENTOS CUARENTA Y NUEVE MIL SETECIENTOS OCHENTA Y CUATRO Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, para financiar acciones vinculadas a la reducción de la violencia contra la mujer.

20.2 De los recursos señalados en el numeral precedente, dispóngase la suma de hasta S/ 185 249 784,00 (CIENTO OCHENTA Y CINCO MILLONES DOSCIENTOS CUARENTA Y NUEVE MIL SETECIENTOS OCHENTA Y CUATRO Y 00/100 SOLES), para el financiamiento de la continuidad de la Estrategia de implementación del Plan de Acción Conjunto (PAC) para el Año Fiscal 2019 a que se refiere el numeral 19.3 del artículo 19 de la Ley N° 30879, Ley de Presupuesto del Sector Público para el Año Fiscal 2019, y para el fortalecimiento de la Estrategia de Convivencia en Escuelas, conforme al detalle previsto en el Anexo IV.

20.3 De los recursos previstos en el citado Anexo, autorízase al Ministerio de Salud y al Ministerio de Educación a realizar modificaciones presupuestarias en el nivel institucional, hasta por la suma de S/ 20 892 000,00 (VEINTE MILLONES OCHOCIENTOS NOVENTA Y DOS MIL Y 00/100 SOLES), y hasta por la suma de S/ 28 947 984,00 (VEINTIOCHO MILLONES NOVECIENTOS CUARENTA Y SIETE MIL NOVECIENTOS OCHENTA Y CUATRO Y 00/100 SOLES), respectivamente, a favor de los Gobiernos Regionales, para los fines señalados en el citado Anexo IV. Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Salud o el Ministro de Educación, según corresponda, a propuesta de este último. Dicho decreto supremo se publica hasta el 30 de enero de 2020.

20.4 Al 30 de enero de 2020, el Ministerio de la Mujer y Poblaciones Vulnerables publica en su portal institucional (www.mimp.gob.pe) el balance de las metas alcanzadas en el 2019 en el marco de la Estrategia de implementación del Plan de Acción Conjunto (PAC) para el Año Fiscal 2019, a que se refiere el numeral 19.3 del artículo 19 de la Ley N° 30879.

20.5 De los recursos señalados en el numeral 20.1, dispóngase que, en el Presupuesto del Sector Público para el Año Fiscal 2020, se han asignado recursos en el pliego Ministerio de la Mujer y Poblaciones Vulnerables (MIMP) hasta por la suma de S/ 160 000 000,00 (CIENTO SESENTA MILLONES Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, para el financiamiento de intervenciones contenidas en los productos priorizados del Programa Presupuestal Orientado a Resultados (PPoR) para la Reducción de la Violencia contra la Mujer, desarrollado por el Grupo de Trabajo Multisectorial, en el marco de la Resolución Ministerial N° 162-2019-EF/10.

Con cargo a los recursos asignados en el pliego MIMP, autorízase a dicho pliego a realizar modificaciones presupuestarias en el nivel institucional a favor de los pliegos que participan en la entrega de los productos priorizados del mencionado PPoR, para financiar las intervenciones a que se refiere el párrafo precedente. Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el Ministro de Economía y Finanzas el Ministro del Sector correspondiente, y la Ministra de la Mujer y Poblaciones Vulnerables, a propuesta de esta última. Dicho Decreto Supremo se publica hasta el 31 de marzo de 2020. Para efecto de las modificaciones presupuestarias autorizadas en el presente numeral, exceptúese a los pliegos respectivos, de lo establecido en el artículo 49 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

20.6 Durante el Año Fiscal 2020, en tanto se habilita la estructura funcional programática del "Programa Presupuestal orientado a Resultados para la Reducción de la Violencia contra la Mujer", los pliegos ejecutan los recursos comprendidos en el presente artículo, en el Programa Presupuestal 0080:"Lucha contra la Violencia Familiar".

20.7 Los recursos a los que se refiere el presente artículo no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en el referido artículo.

Artículo 21. Financiamiento de acciones para atención del friaje, heladas y nevadas

21.1 Dispóngase que, en el Presupuesto del Sector Público para el Año Fiscal 2020, se han asignado recursos en el pliego Ministerio de Vivienda, Construcción y Saneamiento hasta por la suma de S/ 480 000 000,00 (CUATROCIENTOS OCHENTA MILLONES Y 00/100 SOLES), y en el pliego Ministerio de Agricultura y Riego hasta por la suma de S/ 82 298 606,00 (OCHENTA Y DOS MILLONES DOSCIENTOS NOVENTA Y OCHO MIL SEISCIENTOS SEIS Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, para financiar el acondicionamiento y/o mejoramiento de viviendas rurales y construcción de cobertizos, aseguramiento de la provisión de alimentos para ganado y camélidos, y adquisición de kits agropecuarios, en las zonas afectadas por friajes, heladas y nevadas de acuerdo a la focalización y metas establecidas en el Plan Multisectorial de Heladas y Friaje 2019-2021 y sus actualizaciones, quedando dichos ministerios facultados para ejecutar las acciones que correspondan.

21.2 En un plazo de cuarenta (40) días calendario contados a partir del día siguiente de la publicación del presente Decreto de Urgencia, mediante decreto supremo del Ministerio de Economía y Finanzas refrendado por el Ministro de Economía y Finanzas, el Ministro de Vivienda, Construcción y Saneamiento, el Ministro de Agricultura y Riego, y el Presidente del Consejo de Ministros, a propuesta de este último, se aprueba el plan de implementación y seguimiento de las acciones financiadas en el presente artículo en consistencia con el mecanismo de monitoreo, seguimiento y evaluación del Plan Multisectorial de Heladas y Friaje 2019-2021 y sus actualizaciones. Dicho plan de implementación y seguimiento incluye las acciones y plazos de implementación de los sistemas y/o mecanismos de información nominal para la verificación de la ejecución, recepción y conformidad de los bienes entregados a los beneficiarios.

21.3 Los recursos a los que se refiere el presente artículo no pueden ser destinados, bajo responsabilidad del titular de la entidad, para fines distintos a los señalados en el referido artículo.

21.4 El presente artículo entra en vigencia al día siguiente de la publicación del presente Decreto de Urgencia.

Artículo 22. Financiamiento adicional de acciones para incrementar el consumo de hierro y reducir la anemia infantil

22.1 Dispóngase que, en el Presupuesto del Sector Público para el Año Fiscal 2020, se han asignado recursos en el pliego Ministerio de Salud, hasta por la suma de S/ 60 000 000,00 (SESENTA MILLONES Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, para la organización y desarrollo del servicio de visitas domiciliarias con la finalidad de lograr adherencia en el uso y consumo oportuno del suplemento de hierro para la prevención de la anemia, conforme al siguiente detalle:

a) S/ 55 000 000,00 (CINCUENTA Y CINCO MILLONES Y 00/100 SOLES), a favor de los Gobiernos Locales, para financiar, de forma adicional a los recursos que se les otorguen por el Programa de Incentivos a la Mejora de la Gestión Municipal (PI), para el financiamiento del desarrollo del servicio de visitas domiciliarias en sus jurisdicciones, según corresponda, a familias con niños y niñas entre cuatro (4) y doce (12) meses de edad.

b) S/ 5 000 000,00 (CINCO MILLONES Y 00/100 SOLES), para financiar la organización y monitoreo del servicio de visitas domiciliarias antes mencionado.

22.2 Para efectos de lo establecido en el literal a) del numeral 22.1, autorízase al Ministerio de Salud a realizar modificaciones presupuestarias en el nivel institucional, por la suma de S/ 55 000 000,00 (CINCUENTA Y CINCO MILLONES Y 00/100 SOLES), a favor de los Gobiernos Locales. Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Salud, a propuesta de este último.

22.3 Para dicho propósito, el Ministerio de Salud, a nivel de Lima Metropolitana, y los Gobiernos Regionales que correspondan, en el resto del país, garantizan la entrega oportuna de suplementos de hierro a niños a partir de los cuatro (4) meses, y coordinan las acciones de implementación de las visitas domiciliarias con los Gobiernos Locales correspondientes, asegurando un sistema de capacitación continuo a los actores sociales responsables de realizar las visitas domiciliarias, de acuerdo a los "Lineamientos para la implementación de las visitas domiciliarias por actores sociales para la prevención, reducción y control de la anemia y desnutrición crónica infantil". De igual forma, el Ministerio de Salud debe asegurar la mejora continua de los aplicativos informáticos para la visita domiciliaria y la asistencia técnica, con cargo a los recursos de su presupuesto institucional.

22.4 En un plazo no mayor al 30 de enero de 2020, se publica el Decreto Supremo que aprueba las modificaciones presupuestarias en el nivel institucional autorizadas en el numeral 22.2, a propuesta del Ministerio de Salud y que debe contener: (i) la propuesta de Gobiernos Locales priorizados, en concordancia con la tipología de Gobiernos Locales que utiliza el Programa de Incentivos a la Mejora de la Gestión Municipal; y, (ii) la propuesta con los montos a ser distribuidos entre los Gobiernos Locales priorizados.

22.5 Con el fin de asegurar el monitoreo continuo de la implementación de las acciones para reducir anemia, durante el Año Fiscal 2020, el Ministerio de Salud debe remitir mensualmente al Ministerio de Economía y Finanzas la información contenida en las bases de datos administrativas del Sistema de Información en Salud (HIS), la base de datos del Seguro Integral de Salud (SIS), y las bases de datos de visitas domiciliarias con información registrada en aplicativos informáticos elaborados para dicho fin. Asimismo, el Registro Nacional de Identificación y Estado Civil (RENIEC) debe remitir mensualmente al Ministerio de Economía y Finanzas el Padrón Nominal de niños y niñas actualizado a la fecha de envío, y la base de datos proveniente del sistema de registro de Certificado de Nacido Vivo.

22.6 Los recursos a los que se refiere el presente artículo no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en el referido artículo.

Artículo 23. Resultados priorizados en el marco del Presupuesto por Resultados

23.1 Para el año Fiscal 2020, constituye prioridad del Estado la seguridad ciudadana, prioridad que incluye la implementación de políticas en materias relacionadas a lo dispuesto en la Sétima Disposición Complementaria, Transitoria y Final de la Ley N° 28950, incorporada por la Única Disposición Complementaria Modificatoria de la Ley N° 30925. El desarrollo de los contenidos técnicos se realiza a través de un Grupo de Trabajo Multisectorial de carácter temporal, cuya secretaría técnica es presidida por el Ministerio de Economía y Finanzas (MEF). El Programa Presupuestal orientado a resultados para incrementar la seguridad ciudadana se aprueba por Resolución Suprema refrendada por el Ministro del Interior, el Presidente del Consejo de Ministros, y el Ministro de Economía y Finanzas.

Asimismo, dispóngase que el MEF en coordinación con el Ministerio de Desarrollo e Inclusión Social y los sectores correspondientes, realizan la revisión de las intervenciones orientadas a la inclusión económica y productiva con la finalidad de diseñar un Programa Presupuestal Orientado a Resultados.

El Ministerio de Economía y Finanzas, a través de la Dirección General de Presupuesto Público, dicta disposiciones complementarias para la mejor aplicación de lo establecido en el presente numeral.

23.2 Dispóngase que, en el Presupuesto del Sector Público para el Año Fiscal 2020, se han asignado recursos adicionales en el pliego Ministerio de la Mujer y Poblaciones Vulnerables (MIMP), hasta por la suma de S/ 8 100 431,00 (OCHO MILLONES CIEN MIL CUATROCIENTOS TREINTA Y UNO Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, para el financiamiento de nuevos Centros de Atención Residencial (CAR), Unidades de Protección Especial (UPE) y la mejora de la Estrategia de Acogimiento Familiar.

Para tal efecto, el MIMP, en coordinación con el Ministerio de Economía y Finanzas, debe aprobar hasta el 31 de marzo de 2020, mediante Resolución Ministerial, los modelos operacionales de la Estrategia de Acogimiento Familiar y del proceso de seguimiento y evaluación sociofamiliar de las UPE. Asimismo, para tal efecto, el MIMP debe actualizar, la normativa correspondiente para la acreditación y supervisión de los CAR.

23.3 Dispóngase que, en el Presupuesto del Sector Público para el Año Fiscal 2020, por la fuente de financiamiento Recursos Ordinarios, se han asignado recursos en el pliego Ministerio de Desarrollo e Inclusión Social (MIDIS), hasta por la suma de S/ 28 300 000,00 (VENTIOCHO MILLONES TRESCIENTOS MIL Y 00/100 SOLES) para el financiamiento de la ampliación de la cobertura del Programa Nacional Juntos y para la ampliación de la cobertura del Servicio de Acompañamiento de Familias del Programa Nacional Cuna Más.

Mediante Resolución Ministerial del MIDIS, con opinión favorable de la Dirección General de Presupuesto Público, el MIDIS aprueba las metas orientadas al incremento de la afiliación temprana de los niños y niñas a los programas antes que cumplan noventa (90) días de edad, al uso de padrón nominado y al seguimiento nominal de los menores afiliados al programa. Dicha Resolución Ministerial se publica en el diario oficial El Peruano dentro de los treinta (30) días hábiles siguientes a la publicación del presente Decreto de Urgencia.

Lo dispuesto en el presente numeral entra en vigencia al día siguiente de la publicación del presente Decreto de Urgencia.

23.4 Autorízase para realizar modificaciones presupuestarias a nivel institucional, durante el Año Fiscal 2020, en favor del Registro Nacional de Identificación y Estado Civil (RENIEC), hasta por el monto de S/ 17 000 000,00 (DIECISIETE MILLONES Y 00/100 SOLES), con cargo a los recursos a los que hace referencia el artículo 53 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, para el financiamiento de acciones para la identificación oportuna de menores de tres (3) años de edad, previo cumplimiento de compromisos y metas que debe efectuar el RENIEC.

Mediante Resolución Ministerial del Ministerio de Desarrollo e Inclusión Social (MIDIS), con opinión favorable de la Dirección General de Presupuesto Público, el MIDIS aprueba los compromisos y metas antes señaladas incluyendo los procedimientos de verificación de su cumplimiento. Dicha Resolución Ministerial se publica en el diario oficial El Peruano dentro de los treinta (30) días hábiles siguientes a la publicación del presente Decreto de Urgencia.

Las modificaciones presupuestarias autorizadas en el presente numeral se realizan hasta el primer trimestre del Año Fiscal 2020. Para ello, el MIDIS, sobre la información remitida por el RENIEC, debe enviar un informe al Ministerio de Economía y Finanzas en el que se validen las acciones realizadas por el RENIEC en el marco de lo establecido en el presente numeral y el monto correspondiente a ser transferido

Lo dispuesto en el presente numeral entra en vigencia al día siguiente de la publicación del presente Decreto de Urgencia.

Artículo 24. Medidas en materia de seguimiento al desempeño y evaluaciones de los programas presupuestales

24.1 Dispóngase que la Dirección General de Presupuesto Público apruebe el calendario de evaluaciones independientes correspondientes al año 2020, el cual se publica en el portal institucional del Ministerio de Economía y Finanzas en un plazo no mayor a los treinta (30) días calendario de la entrada en vigencia del presente Decreto de Urgencia.

24.2 Durante el Año Fiscal 2020, las entidades responsables de las intervenciones públicas que han sido materia de las evaluaciones independientes en el marco del presupuesto por resultados tienen un plazo de hasta cinco (5) meses para definir y validar la matriz de compromisos de mejora de desempeño, contado a partir de la fecha en que el Ministerio de Economía y Finanzas remite el informe final de dicha evaluación a la respectiva entidad responsable. Dicha matriz es suscrita por los titulares de los pliegos responsables de la intervención pública evaluada, o quienes estos deleguen, y por la Dirección General de Presupuesto Público.

24.3 El cumplimiento de todos los compromisos de mejora de desempeño que se encuentren vencidos a la fecha de iniciada la fase de Formulación Presupuestaria correspondiente al Presupuesto del Sector Público para el Año Fiscal 2021, es una condición indispensable para la evaluación y aprobación de solicitudes de recursos en dicha fase.

24.4 Dispóngase que, en el Presupuesto del Sector Público para el Año Fiscal 2020, se han asignado recursos, en el pliego Instituto Nacional de Estadística e Informática (INEI), hasta por la suma de S/ 5 400 000,00 (CINCO MILLONES CUATROCIENTOS MIL Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, para el financiamiento del recojo de información para el seguimiento y evaluaciones de intervenciones relacionadas a la reducción de anemia, al incremento de acceso de agua clorada en zonas rurales, a la reducción de violencia contra la mujer y a la reducción de la tasa de victimización y evaluación de la Estrategia Multisectorial de Barrio Seguro.

El INEI debe remitir las bases de datos, así como los análisis de consistencia, al Ministerio de Economía y Finanzas en un plazo no mayor a cuarenta y cinco (45) días calendario de culminado el recojo de dicha información. Mediante decreto supremo refrendado por el Ministro de Economía y Finanzas, y el Presidente del Consejo de Ministros, a propuesta de este último, en coordinación con el INEI, de ser necesario, se establecen normas complementarias para la mejor aplicación de lo establecido en el presente numeral.

24.5 Dispóngase que, en el marco del presupuesto por resultados, el INEI en coordinación con el Ministerio de Economía y Finanzas, realiza la revisión y actualización de los cuestionarios y diseños muestrales de las siguientes encuestas: i) ENDES, ii) ENAHO, iii) ENEDU, y iv) ENAPRES; que son aplicadas por el INEI para el recojo de información a efectos del seguimiento y evaluación de los programas presupuestales. Para el caso del ENAPRES, el Ministerio de Economía y Finanzas, previo a la aplicación de dicha encuesta, da opinión favorable respecto a la información a ser recogida por el INEI, la cual debe estar alineada a los indicadores vigentes de los programas presupuestales. El resultado de dichas acciones se implementa a partir del Año Fiscal 2021.

24.6 El INEI debe remitir al Ministerio de Economía y Finanzas las bases de datos, los indicadores con la respectiva sintaxis y algoritmo de las encuestas mencionadas en el numeral 24.5, en dos momentos; el primero al 30 de julio de 2020 y el segundo al 30 de enero de 2021, correspondiente a la información semestral y anual respectivamente.

Artículo 25. Convenios con organismos internacionales

25.1 Autorízase al Ministerio de Economía y Finanzas, durante el Año Fiscal 2020, para aprobar transferencias financieras hasta por la suma de S/ 1 500 000,00 (UN MILLÓN QUINIENTOS MIL Y 00/100 SOLES), a favor de organismos internacionales y celebrar convenios de asistencia técnica para el seguimiento y evaluación de intervenciones públicas en el marco de la calidad del gasto. Los acuerdos son suscritos por el titular de la entidad o funcionario que éste delegue y, previo a su celebración, se requiere contar con un informe técnico de la Dirección General de Presupuesto Público que sustente la necesidad de la intervención, y un informe favorable de la Oficina General de Planeamiento y Presupuesto de la mencionada entidad, en el cual se demuestre la disponibilidad de recursos para su financiamiento.

25.2 Las transferencias financieras autorizadas en el numeral precedente se realizan mediante resolución de titular del pliego Ministerio de Economía y Finanzas, la misma que se publica en el diario oficial El Peruano. Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme al numeral 25.1. La aplicación de lo establecido en el presente numeral se financia con cargo al presupuesto institucional del Ministerio de Economía y Finanzas.

25.3 El Ministerio de Economía y Finanzas, bajo la responsabilidad de su respectivo titular, debe proveer información a la Contraloría General de la República respecto de las acciones realizadas en el marco del presente artículo. El Ministerio de Economía y Finanzas informa trimestralmente a la Comisión de Presupuesto y Cuenta General de la República del Congreso de la República sobre el avance o ejecución de lo establecido en el presente artículo.

25.4 Los saldos no utilizados al 31 de diciembre de 2020 de los recursos transferidos por el Ministerio de Economía y Finanzas, con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Ordinarios, a favor de los organismos internacionales en el marco de lo establecido en el presente artículo, deben ser devueltos al Tesoro Público conforme a la normatividad del Sistema Nacional de Tesorería.

Artículo 26. Medidas en materia de acceso a la información para el análisis de la calidad del gasto público a programas presupuestales e intervenciones financiadas con presupuesto público

26.1 Dispóngase que los responsables técnicos de los programas presupuestales e intervenciones remiten al Ministerio de Economía y Finanzas las bases de datos nominadas y no nominadas, así como el acceso permanente a los sistemas de información empleados para la generación de los indicadores de desempeño de los programas presupuestales, conforme a los lineamientos que para tal efecto aprueba la Dirección General de Presupuesto Público, mediante resolución directoral. La remisión de dicha información se realiza con una periodicidad mensual a partir de los treinta (30) días calendario contados desde la fecha de publicación de la mencionada resolución directoral.

26.2 En el marco del calendario de evaluaciones independientes correspondientes al Año Fiscal 2020 al que se refiere el numeral 24.1 del artículo 24 del presente Decreto de Urgencia, las instituciones públicas cuyos programas, intervenciones, políticas, entre otros, que hayan sido seleccionados para evaluación durante el Año Fiscal 2020, deben remitir al Ministerio de Economía y Finanzas las bases de datos nominadas y no nominadas, así como el acceso a los sistemas de información necesarios, para llevar a cabo dichas evaluaciones, en un plazo no mayor a treinta (30) días calendario de efectuado el requerimiento por dicho Ministerio.

CAPÍTULO V
DISPOSICIONES ESPECIALES EN MATERIA DE SALUD

Artículo 27 Implementación del Decreto Legislativo N° 1153

27.1 Dispóngase que, en el Presupuesto del Sector Público para el Año Fiscal 2020, se han asignado recursos en el pliego Ministerio de Salud, hasta por la suma de S/ 747 090 127,00 (SETECIENTOS CUARENTA Y SIETE MILLONES NOVENTA MIL CIENTO VEINTISIETE Y 00/100 SOLES), en la fuente de financiamiento Recursos Ordinarios, destinados a lo siguiente:

a) Hasta por la suma de S/ 80 000 000,00 (OCHENTA MILLONES Y 00/100 SOLES), para el pago de la asignación por cumplimiento de las metas institucionales, indicadores de desempeño y compromisos de mejora de los servicios alcanzados en el Año Fiscal 2019 en el marco de lo dispuesto en el artículo 15 del Decreto Legislativo N° 1153, Decreto Legislativo que regula la política integral de compensaciones y entregas económicas del personal de la salud al servicio del Estado.
b) Hasta por la suma de S/ 39 000 000,00 (TREINTA Y NUEVE MILLONES Y 00/100 SOLES), para el financiamiento del personal de la salud nombrado en el Año Fiscal 2019, en el marco de la Ley N° 30957.
c) Hasta por la suma de S/ 5 000 000,00 (CINCO MILLONES Y 00/100 SOLES), para el financiamiento del veinte por ciento (20%) del personal de la salud a nombrarse en el Año Fiscal 2020, a que se hace referencia en el literal n) del numeral 8.1 del artículo 8 del presente Decreto de Urgencia.
d) Hasta por la suma de S/ 50 000 000,00 (CINCUENTA MILLONES Y 00/100 SOLES), para el pago de las entregas económicas para el personal de la salud por el cumplimiento del tiempo de servicios, sepelio y luto y el pago de la Compensación por Tiempo de Servicios, en el marco de lo dispuesto en el Decreto Supremo N° 015-2018-SA, Decreto Supremo que aprueba el Reglamento del Decreto Legislativo N° 1153.
e) Hasta por la suma de S/ 23 090 127,00 (VEINTITRÉS MILLONES NOVENTA MIL CIENTO VEINTISIETE Y 00/100 SOLES), para el financiamiento de nuevos beneficiarios de la valorización priorizada y/o valorización ajustada que recibe el personal de la salud en el marco del Decreto Legislativo N° 1153.
f) Hasta por la suma de S/ 550 000 000,00 (QUINIENTOS CINCUENTA MILLONES Y 00/100 SOLES), para financiar el costo diferencial de la valorización principal que forma parte de la Compensación Económica que se otorga al personal de la salud en el marco del Decreto Legislativo N° 1153.

27.2 Para la aplicación de lo establecido en los literales b) y c), el Ministerio de Salud aprueba, hasta el 31 de diciembre de 2019, mediante Resolución Ministerial la relación nominal del total de personal a nombrarse, en el marco de lo establecido en la Ley N° 30957, presentada por la Comisión creada por la Nonagésima Octava Disposición Complementaria Final de la Ley N° 30693, Ley de Presupuesto del Sector Público para el Año Fiscal 2018.

27.3 Para la aplicación de lo establecido en el numeral 27.1, es requisito que las plazas se encuentren registradas en el Aplicativo Informático de la Planilla Única de Pago del Sector Público a cargo de la Dirección General de Gestión Fiscal de los Recursos Humanos del Ministerio de Economía y Finanzas, y que cuenten con el respectivo financiamiento.

27.4 Dispóngase que, para la aplicación de lo establecido en el numeral 27.1 y para efectos de la implementación de las acciones del Decreto Legislativo N° 1153, durante el Año Fiscal 2020, el Ministerio de Salud, sus organismos públicos, los Gobiernos Regionales y las entidades comprendidas en el ámbito de aplicación del Decreto Legislativo N° 1153, quedan exonerados de lo establecido en el artículo 6 del presente Decreto de Urgencia.

27.5 Autorízase al Ministerio de Salud, en el Año Fiscal 2020, para efectuar modificaciones presupuestarias en el nivel institucional a favor de sus organismos públicos y los Gobiernos Regionales, con cargo a los recursos señalados en el

numeral 27.1, esta autorización incluye, además, a las entidades comprendidas en el ámbito de aplicación del Decreto Legislativo N° 1153, de corresponder. Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Salud, a propuesta de este último.

27.6 Las propuestas de decreto supremo correspondientes se presentan al Ministerio de Economía y Finanzas, a más tardar hasta el 14 de agosto de 2020, y el decreto supremo se publica hasta el 15 de setiembre de 2020.

27.7 Dispóngase que para la asignación por cumplimiento de las metas institucionales, indicadores de desempeño y compromisos de mejora de los servicios alcanzados en el Año Fiscal 2020 en el marco de lo dispuesto en el artículo 15 del Decreto Legislativo N° 1153, cuyo pago se realiza en el Año Fiscal 2021, el Ministerio de Salud aprueba, mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Salud, a propuesta de este último, los criterios técnicos correspondientes para la definición de las metas, indicadores de desempeño a nivel de resultado, producto, insumo o proceso de programas presupuestales asociadas a dichos pagos, así como los criterios técnicos para su aplicación e implementación. Dicho Decreto Supremo se publica hasta el 31 de diciembre de 2019.

Durante el Año Fiscal 2020, con una periodicidad mensual, según corresponda, el Ministerio de Salud debe poner a disposición del Ministerio de Economía y Finanzas las fuentes de verificación correspondientes respecto de la identificación nominal de los beneficiarios de la asignación por cumplimiento de las metas, así como de la programación de turnos, de corresponder.

27.8 Cada uno de los pagos que las unidades ejecutoras realizan, en aplicación del presente artículo, son registrados en el Módulo de Control de Pagos y Planillas (MCPP) o el que lo sustituya con su respectivo código de concepto de pago.

27.9 El presente artículo entra en vigencia al día siguiente de la publicación del presente Decreto de Urgencia.

Artículo 28. Implementación de la Historia Clínica Electrónica

Dispóngase que, en el Presupuesto del Sector Público para el Año Fiscal 2020, se han asignado recursos en el pliego Ministerio de Salud, hasta por la suma de S/ 15 000 000,00 (QUINCE MILLONES Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, para el financiamiento de la implementación de la Historia Clínica Electrónica (módulos de programación de turnos y citas de EQHALI) en establecimientos de salud de primer nivel, categorías 3 y 4, a nivel nacional.

Para tal fin, la Dirección General de Presupuesto Público, mediante Resolución Directoral, establece lineamientos hasta el 30 de enero de 2020, respecto a las metas de implementación, así como la remisión por parte del Ministerio de Salud de las bases de datos del EQHALI que sustenten dicha implementación.

Los recursos a los que se refiere el presente artículo no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en el referido artículo.

Artículo 29. Autorización al Ministerio de Salud para realizar modificaciones presupuestarias en el nivel institucional a favor de los Gobiernos Regionales

29.1 Autorízase al Ministerio de Salud para efectuar modificaciones presupuestarias en el nivel institucional, hasta por la suma de S/ 211 909 863,00 (DOSCIENTOS ONCE MILLONES NOVECIENTOS NUEVE MIL OCHOCIENTOS SESENTA Y TRES Y 00/100 SOLES), con cargo a los recursos de su presupuesto institucional y sin demandar recursos adicionales al Tesoro Público, a favor de los Gobiernos Regionales, para financiar la operación y mantenimiento de nuevos establecimientos de salud que entraron en funcionamiento a partir del segundo semestre del año 2019. Dichos establecimientos deben implementar la programación de turnos y citas en el aplicativo informático establecido por el Ministerio de Salud.

Las modificaciones presupuestarias autorizadas en el presente numeral se aprueban mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Salud, a propuesta de este último.

Para la aprobación de las modificaciones presupuestarias a que se hace referencia, el Ministerio de Salud debe validar previamente el Plan de Implementación Multianual del nuevo establecimiento de salud, aprobado por el organismo público o el Gobierno Regional, según corresponda. Asimismo, a los Gobiernos Regionales que se les hayan transferido recursos en el marco del presente numeral, emiten un informe técnico sobre el cumplimiento y avance físico y financiero de la ejecución de dichos recursos, en el marco de su Plan de Implementación Multianual y alineado a la gradualidad de entrada en operación de los servicios. Este informe se remite al Ministerio de Salud y se publica en los portales institucionales de dichas entidades hasta el 26 de febrero de 2021.

29.2 Autorízase al Ministerio de Salud para efectuar modificaciones presupuestarias en el nivel institucional, hasta por la suma de S/ 70 000 000,00 (SETENTA MILLONES Y 00/100 SOLES), a favor de los Gobiernos Regionales, para financiar los productos que correspondan en el marco del Programa Presupuestal 0131: Control y Prevención en Salud Mental, atendidos a través de los Instituciones Prestadoras de Servicios de Salud (IPRESS) Centros de Salud Mental Comunitarios y Unidades de Hospitalización en Salud Mental y Adicciones.

Para efectos de lo establecido en el presente numeral, las modificaciones presupuestarias en el nivel institucional se aprueban mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Salud, a solicitud de este último, el que se publica a más tardar el 27 de marzo de 2020, exceptuándose al Ministerio de Salud de lo establecido en el artículo 49 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

29.3 Para la aplicación de lo establecido en el numeral 29.2, el Ministerio de Salud debe aprobar, mediante resolución del Titular, las definiciones operacionales y las estructuras de costos contempladas dentro del marco del Programa Presupuestal 0131: Control y Prevención en Salud Mental. Asimismo, las IPRESS señaladas, deben implementar la programación de turnos, el registro de las prestaciones con la finalidad del seguimiento y medición de los indicadores de desempeño.

Las IPRESS vigentes o las que se creen, tanto en el nivel de Gobierno Nacional como de Gobiernos Regionales, para la provisión de servicios en el marco del Programa Presupuestal 0131: Control y Prevención en Salud Mental, deben estar adecuadamente registradas en la Superintendencia Nacional de Salud e identificados con su respectivo código en el Registro Nacional de Instituciones Prestadoras de Servicios de Salud (RENIPRESS).

29.4 Autorízase al Ministerio de Salud para efectuar modificaciones presupuestales en el nivel institucional, hasta por la suma de S/ 35 000 000,00 (TREINTA Y CINCO MILLONES Y 00/100 SOLES), con cargo a su presupuesto institucional y sin demandar recursos adicionales al Tesoro Público, a favor de sus organismos públicos y de los Gobiernos Regionales para financiar acciones de mantenimiento, así como otros gastos de capital en los establecimientos de salud que se encuentran en funcionamiento y que presenten riesgo inminente de dejar de operar y prestar servicios.

Para efectos de lo establecido en el presente numeral, las modificaciones presupuestarias en el nivel institucional se aprueban mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Salud, a solicitud de este último.

Para la aprobación de las modificaciones presupuestarias autorizadas por el presente numeral, el Ministerio de Salud aprueba las disposiciones necesarias para su implementación.

Artículo 30. Programas presupuestales en materia de salud

30.1 Autorízase al Ministerio de Salud para efectuar modificaciones presupuestales en el nivel institucional, hasta por el monto de S/ 150 000 000,00 (CIENTO CINCUENTA MILLONES Y 00/100 SOLES), con cargo a su presupuesto institucional y sin demandar recursos adicionales al Tesoro Público, a favor de sus organismos públicos y de los Gobiernos Regionales para la reposición y adquisición de nuevo equipamiento biomédico, en el marco de los siguientes programas presupuestales: Programa Articulado Nutricional, Salud Materno Neonatal, Prevención y Control de la Tuberculosis y VIH/SIDA, Enfermedades Metaxénicas y Zoonosis, Enfermedades No Transmisibles, Prevención y Control del Cáncer, Control y Prevención en Salud Mental, Prevención y Manejo de Condiciones Secundarias de Salud en Personas con Discapacidad y Reducción de la Mortalidad por Emergencias y Urgencias Médicas; así como la reposición y adquisición de nuevo equipamiento biomédico orientados a la atención del recién nacido con complicaciones y de recién nacidos que requieren de Unidad de Cuidados Intensivos Neonatales (UCIN) en el marco del programa presupuestal Salud Materno Neonatal.

Para la aplicación de lo establecido en el párrafo precedente es requisito que, de tratarse de inversiones de optimización, ampliación marginal, reposición y rehabilitación, cuenten con opinión favorable de la Oficina de Programación Multianual de Inversiones del Ministerio de Salud sobre el registro en la cartera de inversiones del Programa Multianual de Inversiones, a fin de verificar que se encuentren alineadas con los objetivos priorizados, metas e indicadores establecidos en la programación multianual de inversiones, de acuerdo a los criterios de priorización aprobados por el Sector. Asimismo, dichas inversiones deben contar con expediente técnico o documento equivalente aprobado, vigente y registrado el Banco de Inversiones del Sistema Nacional de Programación Multianual y Gestión de Inversiones.

30.2 Para efectos de lo establecido en el presente artículo, las modificaciones presupuestarias en el nivel institucional se aprueban mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Salud, a solicitud de este último, el cual se publica a más tardar el 31 de marzo de 2020, exceptuándose al Ministerio de Salud de lo establecido en el artículo 49 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

La propuesta de dicho decreto supremo solo puede ser presentada al Ministerio de Economía y Finanzas hasta el 9 de marzo de 2020. Para tal fin, los Gobiernos Regionales deben presentar su solicitud de financiamiento al Ministerio de Salud hasta el 6 de febrero de 2020.

30.3 Para la aprobación de las modificaciones presupuestarias autorizadas por el presente artículo, el Ministerio de Salud debe aprobar previamente, mediante Resolución Ministerial, hasta el 31 de diciembre de 2019, un Plan de Equipamiento de los Establecimientos de Salud a Nivel Nacional coordinado con los Gobiernos Regionales, y verificar el registro obligatorio de los bienes en el módulo patrimonial del Sistema Integrado de Gestión Administrativa (SIGA).

30.4 El presente artículo entra en vigencia al día siguiente de la publicación del presente Decreto de Urgencia.

Artículo 31. Compra de productos farmacéuticos, dispositivos médicos y productos sanitarios a través del Centro Nacional de Abastecimiento de Recursos Estratégicos en Salud (CENARES)

31.1 Facúltase, durante el Año Fiscal 2020, al Seguro Integral de Salud (SIS) para realizar modificaciones presupuestarias en el nivel institucional a favor del Ministerio de Salud, para que, a través del Centro Nacional de Abastecimiento de Recursos Estratégicos en Salud (CENARES) de dicho Ministerio, compre productos farmacéuticos, dispositivos médicos y productos sanitarios, en beneficio de los afiliados al SIS.

Para tal efecto, las modificaciones presupuestarias en el nivel institucional que se autorizan en el presente artículo se aprueban mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Salud, a propuesta de este último en coordinación con el SIS, debiéndose publicar dicho decreto supremo hasta el 29 de enero de 2020.

Dicha propuesta de Decreto Supremo debe contener un anexo incluyendo el detalle de la distribución del monto transferido al Ministerio de Salud por pliegos y unidades ejecutoras beneficiarios de las compras a que se refiere el primer párrafo del presente numeral.

Los recursos transferidos se destinan únicamente para la compra de productos farmacéuticos, dispositivos médicos y productos sanitarios, independientemente de los ahorros que por economía de escala se generen, y no pueden ser utilizados en la compra de dichos productos para pliegos distintos a los determinados en el Decreto Supremo al que se refiere el párrafo precedente.

31.2 Durante el Año Fiscal 2020, CENARES, mediante procedimientos que establezca para este fin, realiza la adquisición de productos farmacéuticos, dispositivos médicos y productos sanitarios, con cargo a los recursos asignados para dicho fin. La adquisición y distribución de los productos farmacéuticos, dispositivos médicos y productos sanitarios señalados en el presente artículo, deben ser realizadas con el objetivo de mantener el nivel de disponibilidad óptimo y en normo-stocks de los medicamentos esenciales, en los establecimientos de salud dependientes del Gobierno Nacional y los Gobiernos Regionales.

31.3 Las bases de datos de las transacciones involucradas en la implementación de la presente medida incluyendo la disponibilidad de los niveles de stock de suministros médicos por punto de atención, deben ser publicadas y actualizadas mensualmente en el portal institucional de CENARES, así como también puesta a disposición del Ministerio de Economía y Finanzas.

Asimismo, trimestralmente CENARES, en coordinación con el SIS, debe publicar en su portal web los saldos con los que cuenta cada pliego/unidad ejecutora, respecto de los recursos recibidos y las compras efectuadas con cargo a las modificaciones presupuestarias referidas en el numeral 31.1.

El Ministerio de Salud y sus organismos públicos y los Gobiernos Regionales determinan la necesidad de los recursos estratégicos en salud en función de las metas prestacionales de las Instituciones Prestadoras de Servicios de Salud (IPRESS), por toda fuente de financiamiento. Cuando dichos recursos estratégicos correspondan a insumos de productos de Programas Presupuestales, la determinación de los montos debe ser realizada sobre la base de los kits de costeo aprobados mediante Resolución del Titular del Ministerio de Salud.

Artículo 32. Transferencia de recursos para adquisición de medicamentos a través de la Organización Panamericana de la Salud

32.1 Autorízase, durante el Año Fiscal 2020, al Ministerio de Salud y al Seguro Social de Salud (EsSalud), para efectuar adquisiciones a través de la Organización Panamericana de la Salud (OPS/OMS), el Fondo de las Naciones

Unidas para la Infancia (UNICEF), y del Fondo de Poblaciones de las Naciones Unidas (UNFPA), de productos farmacéuticos, vacunas, dispositivos médicos, productos sanitarios y otros bienes necesarios para las intervenciones estratégicas sanitarias definidas por el Ministerio de Salud y EsSalud a través de resolución del titular de la entidad.

Para dicho efecto, los titulares de las entidades suscriben convenios de cooperación técnica u otros de naturaleza análoga, incluidas sus adendas, con los citados organismos internacionales, previo informe técnico del Ministerio de Salud y EsSalud, según corresponda, que demuestre las ventajas del convenio en términos de eficiencia económica, así como las garantías de una entrega oportuna. Dicho informe debe contar con el informe favorable de la Oficina de Planeamiento y Presupuesto, o la que haga sus veces, el cual demuestre la disponibilidad de recursos para su financiamiento así como con un informe legal de la Oficina de Asesoría Jurídica o la que haga sus veces.

32.2 El Ministerio de Salud y EsSalud quedan autorizados para transferir financieramente, a favor del organismo internacional respectivo, con cargo a su presupuesto institucional, los recursos correspondientes para la ejecución de los convenios de cooperación técnica u otras de naturaleza análoga celebrados en el marco de lo establecido en la presente disposición. Dichas transferencias financieras se autorizan mediante resolución del titular de la entidad, que se publican en el diario oficial El Peruano, previa suscripción de convenios, quedando prohibido, bajo responsabilidad, destinar los recursos autorizados por la presente disposición a fines distintos para los cuales son transferidos.

32.3 El Ministerio de Salud y EsSalud, bajo la responsabilidad de su respectivo titular, debe proveer información a la Contraloría General de la República, al Ministerio de Economía y Finanzas y al Organismo Supervisor de Contrataciones del Estado (OSCE). La Contraloría General de la República efectúa control concurrente en las acciones del Ministerio de Salud y EsSalud orientadas a la celebración e implementación de los convenios celebrados en el marco de lo establecido en el presente artículo, de acuerdo a las disposiciones reglamentarias que para tal efecto emita dicho órgano superior de control.

El Ministerio de Salud y EsSalud informan trimestralmente a la Comisión de Presupuesto y Cuenta General de la República del Congreso de la República sobre el avance o ejecución de las compras autorizadas en la presente disposición.

32.4 Los saldos no utilizados al 31 de diciembre de 2020 de los recursos transferidos por el Ministerio de Salud, con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Ordinarios, a favor de los organismos internacionales en el marco de lo establecido en el presente artículo, deben ser devueltos al Tesoro Público conforme a la normatividad del Sistema Nacional de Tesorería.

CAPÍTULO VI
DISPOSICIONES ESPECIALES EN MATERIA DE EDUCACIÓN

Artículo 33. Compromisos de desempeño en materia de educación

Autorízase al pliego Ministerio de Educación para efectuar modificaciones presupuestarias en el nivel institucional a favor de las unidades ejecutoras de educación de los Gobiernos Regionales, hasta por la suma de S/ 93 000 000,00 (NOVENTA Y TRES MILLONES Y 00/100 SOLES), para el financiamiento de las intervenciones de educación básica priorizadas para el Año Fiscal 2020 por el Ministerio de Educación, así como para el financiamiento de los bienes, servicios, equipamiento, acondicionamiento y mantenimiento de infraestructura de los Programas Presupuestales "Logros de Aprendizaje de Estudiantes de la Educación Básica Regular", "Incremento en el acceso de la población a los servicios educativos públicos de la Educación Básica", "Inclusión de niños, niñas y jóvenes con discapacidad en la educación básica y técnico productiva", "Mejora de la formación en carreras docentes en institutos de educación superior no universitaria", y "Reducción de la vulnerabilidad y atención de emergencias por desastres", así como acciones centrales. Lo establecido en el presente párrafo no incluye financiamiento de contratación de personal.

Dichos recursos son transferidos previo cumplimiento de compromisos de desempeño durante el año escolar para la adecuada provisión de servicios educativos de calidad en el aula. Los compromisos, lineamientos y requisitos son definidos mediante resolución ministerial del Ministerio de Educación, y que se encuentran relacionados, entre otros, a las siguientes acciones:

a. Disposición oportuna de recursos asignados en el presupuesto y cumplimiento oportuno de procesos necesarios para el adecuado inicio del año escolar.
b. Agilizar procesos de gestión vinculados a la entrega de los servicios educativos durante el año escolar.
c. Generación de condiciones de enseñanza y aprendizaje de los servicios educativos.
d. Actualización y/o registro adecuado y oportuno de los sistemas de información del sector educación.
e. Logros de aprendizaje de los estudiantes.

La resolución ministerial a la que se refiere el párrafo precedente debe ser aprobada en un plazo que no exceda de los sesenta (60) días calendario de la vigencia del presente artículo.

Los recursos a los que se refiere el presente artículo, en lo que corresponda, son transferidos hasta el 24 de julio de 2020, según cronograma y las disposiciones que establezca el Ministerio de Educación para tal fin. Para tal efecto, las modificaciones presupuestarias en el nivel institucional autorizadas por el presente artículo se aprueban mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Educación, a propuesta de este último, debiéndose publicar el decreto supremo correspondiente dentro del plazo antes señalado.

El presente artículo entra en vigencia al día siguiente de la publicación del presente Decreto de Urgencia.

Artículo 34. Autorización al Ministerio de Educación para financiar acciones en los Gobiernos Regionales

34.1 Autorízase al Ministerio de Educación, con cargo a los recursos de su presupuesto institucional, para efectuar modificaciones presupuestarias en el nivel institucional a favor de los Gobiernos Regionales hasta por el monto de S/ 1 590 612 327,00 (MIL QUINIENTOS NOVENTA MILLONES SEISCIENTOS DOCE MIL TRESCIENTOS VEINTISIETE Y 00/100 SOLES), para las siguientes finalidades:

a) El pago de la remuneración íntegra mensual de los profesores, así como las asignaciones temporales y demás derechos, beneficios y conceptos remunerativos correspondientes a los profesores en el marco de la Ley N° 29944, Ley de Reforma Magisterial; y el pago de la diferencia de jornada de los profesores que acceden a los cargos de las Áreas de Gestión Pedagógica, de Gestión Institucional y de Formación Docente, respectivamente, establecidos en la Ley N° 29944, Ley de Reforma Magisterial.
b) El financiamiento del pago de encargaturas en el marco de la Ley N° 29944, Ley de Reforma Magisterial para los profesores que temporalmente asuman cargos de responsabilidad previstos en las Áreas de Desempeño Laboral establecidas en el artículo 12 de la referida ley.

c) El pago de la asignación especial por prestar servicios en instituciones educativas en el Valle de los Ríos Apurímac, Ene y Mantaro (VRAEM) en el marco de lo dispuesto por la disposición complementaria, transitoria y final octava de la Ley N° 29944; el literal c) del artículo 2 de la Ley N° 30328, Ley que establece medidas en materia educativa y dicta otras disposiciones, y los artículos 1 y 2 de la Ley N°30202, Ley que otorga asignación especial por laborar en el Valle de los Ríos Apurímac, Ene y Mantaro (VRAEM) a los profesores contratados y dicta otras disposiciones.

d) El pago de los derechos y beneficios correspondientes de los profesores contratados en el marco del Contrato de Servicio Docente al que se refiere la Ley N°30328 y la normatividad complementaria.

e) El pago de los derechos y beneficios de los auxiliares de educación nombrados y contratados en el marco de la Ley N° 30493, Ley que regula la política remunerativa del Auxiliar de Educación en las instituciones educativas públicas, en el marco de la Ley N°29944, Ley de Reforma Magisterial.

f) El pago de las pensiones bajo el régimen del Decreto Ley N° 20530 a favor de los profesores comprendidos dentro de la Carrera Pública Magisterial, en el marco de la Ley N° 29944, Ley de Reforma Magisterial, así como de la carrera pública del docente de Institutos y Escuelas de Educación Superior de la Ley N° 30512, Ley de Institutos y Escuelas de Educación Superior y de la carrera pública de sus docentes.

g) El pago de la entrega económica y bonificación por otorgamiento correspondiente a los condecorados con las palmas magisteriales, en el marco de lo establecido en la Tercera Disposición Complementaria Final de la Ley N° 30328.

h) El financiamiento de las nuevas plazas identificadas como necesarias en el marco del proceso de racionalización efectuado en virtud al artículo 74 de la Ley N° 29944, Ley de Reforma Magisterial, así como el financiamiento de las plazas creadas y validadas durante los cinco (5) últimos años precedentes, para el ejercicio en las áreas de desempeño laboral establecidas en los literales a), b) y c) del artículo 12 de la Ley N° 29944, Ley de Reforma Magisterial, así como para las plazas de docentes de Institutos y Escuelas de Educación Superior creadas y validadas en el presente año fiscal, conforme a lo establecido en el literal k) del numeral 8.1 del artículo 8 de la Ley N° 30693.

i) Pago del incentivo por ingreso de profesores a la Carrera Pública Magisterial.

j) El pago de los derechos y beneficios de los docentes nombrados y contratados, así como asistentes y auxiliares contratados de la Ley N° 30512, Ley de institutos y escuelas de educación superior y de la carrera pública de sus docentes.

k) El financiamiento del Bono de Incentivo al Desempeño Escolar, conforme al marco de lo establecido en la normativa aplicable a la materia.

34.2 Las modificaciones presupuestarias en el nivel institucional autorizadas por el presente artículo se aprueban mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Educación, a propuesta de este último, y de conformidad con las disposiciones establecidas por el Ministerio de Educación, en el marco de la normatividad de la materia. Los decretos supremos correspondientes se publican hasta el 26 de noviembre de 2020.

34.3 Los recursos a los que se refiere el presente artículo no deben destinarse a fines distintos de aquellos para los cuales fueron asignados, bajo responsabilidad, debiendo ejecutarse conforme a las condiciones o disposiciones que para tal efecto establece el Ministerio de Educación y a la normatividad de la materia.

34.4 Para la aplicación de lo establecido en el presente artículo, en los casos que corresponda, exonérase al Ministerio de Educación y a los Gobiernos Regionales, de lo dispuesto por el artículo 6 del presente Decreto de Urgencia, y para el caso del literal h) del numeral 34.1 de lo dispuesto por el artículo 8 del presente Decreto de Urgencia.

34.5 El presente artículo entra en vigencia al día siguiente de la publicación del presente Decreto de Urgencia.

Artículo 35. Modificaciones presupuestarias en el nivel institucional para financiamiento de intervenciones y acciones pedagógicas

35.1 Autorízase al Ministerio de Educación para efectuar modificaciones presupuestarias en el nivel institucional a favor de los Gobiernos Regionales hasta por el monto de S/ 323 352 471,00 (TRESCIENTOS VEINTITRÉS MILLONES TRESCIENTOS CINCUENTA Y DOS MIL CUATROCIENTOS SETENTA Y UNO Y 00/100 SOLES) mediante decreto supremo refrendado por el Ministro de Economía y Finanzas, y el Ministro de Educación, a propuesta de este último, para financiar las intervenciones y acciones pedagógicas a cargo de los Gobiernos Regionales, conforme a lo siguiente:

a) La implementación de la jornada escolar completa en las instituciones educativas públicas de nivel secundaria de Educación Básica Regular.

b) Acompañamiento y soporte pedagógico en las instituciones educativas públicas de los niveles de educación inicial, primaria y secundaria de la modalidad de Educación Básica Regular.

c) Implementación de la gestión del currículo.

d) Las acciones de inducción y formación docente en servicio establecidas en la Ley N° 29944, Ley de Reforma Magisterial.

e) Implementación de la Secundaria en Alternancia en los Centros Rurales de Formación en Alternancia (CRFA).

f) Implementación de la Secundaria con Residencia Estudiantil.

g) La realización de los Juegos Escolares Deportivos y Paradeportivos.

h) El fortalecimiento de las acciones comunes del Programa Presupuestal 0090: Logros de Aprendizaje de Estudiantes de la Educación Básica Regular, Programa Presupuestal 0106: Inclusión de niños, niñas y jóvenes con discapacidad en la Educación Básica y Técnico Productiva, y Programa Presupuestal 0107: Mejora de la formación en carreras docentes en institutos de educación superior no universitaria.

i) Implementación de las Redes Educativas Rurales.

j) La implementación de las evaluaciones o concursos previstos en la Ley N° 29944, Ley de Reforma Magisterial, así como el pago de viáticos, pasajes y movilidad para los integrantes y observadores externos de los Comités de Evaluación y la contratación de los servicios de docentes que formen parte de estos comités, que se constituyan en los Gobiernos Regionales.

k) Pago de propinas de los Promotores Educativos Comunitarios y el pago de pasajes, viáticos y/o movilidad local de profesores coordinadores en el marco de los programas no escolarizados de educación inicial de gestión directa del ciclo I y II.

l) Atención de las condiciones básicas de las instituciones educativas públicas.

m) Distribución y almacenamiento de los materiales y recursos educativos pedagógicos, así como la adquisición y distribución de material fungible a las instituciones educativas públicas a su cargo, a través de las direcciones y/o gerencias regionales de educación y las unidades de gestión educativa local y/o la que haga de sus veces.

n) La Implementación de las acciones del Programa Presupuestal 0150: Incremento en el acceso de la población a los servicios educativos públicos de la Educación Básica.

ñ) Fortalecimiento de los servicios en los centros y programas de la modalidad Educación Básica Especial, en el marco del Programa Presupuestal 0106: Inclusión de niños, niñas y jóvenes con discapacidad en la educación básica y técnico productiva.

o) Fortalecimiento de las acciones de Programa Presupuestal 107: Mejora de la formación en carreras docentes en institutos de educación superior no universitaria, así como la Implementación del Plan de Fortalecimiento de los Institutos de Educación Superior Pedagógicos

p) Cumplimiento de las condiciones básicas de calidad de los Institutos de Educación Superior Tecnológicos, en el marco del Programa Presupuestal 0147: Fortalecimiento de la Educación Superior Tecnológica.

q) El fortalecimiento de la gestión administrativa e institucional en las Unidades de Gestión Educativa Local.

r) El fortalecimiento de las Escuelas Superiores de Formación Artística públicas.

s) Implementación del Servicio Educativo Hospitalario.

t) Fortalecimiento para la gestión de la convivencia escolar, la prevención y atención de la violencia en las Direcciones y/o Gerencias Regionales de Educación y Unidades de Gestión Educativa Local, así como en las instituciones educativas focalizadas.

u) Implementación de la Secundaria Tutorial.

35.2 El financiamiento al que se hace referencia en el numeral 35.1 se efectúa progresivamente y en etapas hasta el 21 de agosto de 2020. Cada transferencia se efectúa en base a los resultados de la ejecución de los recursos asignados en el presupuesto institucional de los Gobiernos Regionales y de la ejecución de la última transferencia efectuada para las mencionadas intervenciones, salvo la primera transferencia, y conforme a las condiciones o disposiciones complementarias para la transferencia y ejecución de los recursos que apruebe el Ministerio de Educación, en el marco de la normatividad de la materia, en un plazo que no exceda de los noventa (90) días calendario contados desde el día siguiente de la publicación del presente Decreto de Urgencia.

Los recursos que se transfieran en el marco del presente artículo no deben destinarse a fines distintos de aquellos para los cuales fueron asignados, bajo responsabilidad.

35.3 Autorízase al Ministerio de Educación para efectuar modificaciones presupuestarias en el nivel institucional a favor de los Gobiernos Locales focalizados por el Ministerio de Educación, hasta por el monto de S/ 2 000 000,00 (DOS MILLONES Y 00/100 SOLES), para financiar la intervención relativa al traslado de los estudiantes y de las estudiantes a las instituciones educativas del nivel de educación secundaria en el ámbito rural de la jurisdicción de los Gobiernos Locales focalizados, en el marco de la iniciativa rutas fluviales.

Dichas modificaciones presupuestarias se aprueban mediante decreto supremo, refrendado por el Ministro de Economía y Finanzas y el Ministro de Educación, a propuesta de este último, debiéndose publicar el decreto supremo correspondiente en el diario oficial El Peruano, hasta el 27 de febrero de 2020.

Las modificaciones presupuestarias a las que se refiere el presente numeral, se encuentran condicionadas a que los Gobiernos Locales focalizados soliciten y sustenten la transferencia de recursos respectiva ante el Ministerio de Educación.

35.4 El Ministerio de Educación aprueba, según corresponda, las disposiciones que resulten necesarias para la aplicación de las intervenciones y acciones pedagógicas a que se refiere el numeral 35.1, en un plazo que no exceda de los sesenta (60) días calendario contados desde el día siguiente de la publicación del presente Decreto de Urgencia.

35.5 El Ministerio de Educación debe poner a disposición del Ministerio de Economía y Finanzas, los padrones de las instituciones educativas y/o estudiantes beneficiarios de las intervenciones pedagógicas señaladas en el numeral 35.1, así como las bases de datos del Sistema Integrado de Gestión Administrativa (SIGA) y del Sistema de Información de Apoyo a la Gestión de la Institución Educativa (SIAGIE), para fines de seguimiento y evaluación de la calidad del gasto.

La Dirección General de Presupuesto Público establece la periodicidad así como los medios para la presentación de la información a que se refiere el párrafo precedente, cumpliendo con las disposiciones sobre transparencia y acceso a la información pública.

35.6 Para fines de la Programación Multianual 2021-2023, el Ministerio de Educación, en un plazo que no exceda el 31 de enero de 2020, mediante Resolución del Titular, aprueba la relación de materiales educativos para la Educación Básica correspondiente a las dotaciones 2021, 2022 y 2023, tomando en consideración la última Asignación Presupuestaria Multianual (APM) comunicada para los años 2021 y 2022 y para el año 2023 toma en consideración lo comunicado en el referida APM para el año 2022. Asimismo, el Ministerio de Educación, en un plazo no mayor al 1 de octubre del 2020, aprueba el cuadro de distribución de materiales para el año escolar 2021, a nivel de institución educativa, y las demás disposiciones que fueran necesarias para su adecuada implementación. De ser necesario, la Dirección General de Abastecimiento puede emitir lineamientos para la aplicación de lo establecido en el presente numeral.

35.7 El presente artículo entra en vigencia al día siguiente de la publicación del presente Decreto de Urgencia.

Artículo 36. Mantenimiento de locales escolares, adquisición de útiles escolares y materiales pedagógicos y tecnológicos, y acondicionamiento de infraestructura para la atención de estudiantes con necesidades educativas especiales

36.1 Autorízase al Ministerio de Educación para financiar, durante el Año Fiscal 2020, con cargo a los recursos de su presupuesto institucional, bajo el mecanismo previsto en el numeral 36.2 del presente artículo, lo siguiente:

a) El Programa de Mantenimiento de los Locales Educativos 2020, que incluye el mantenimiento preventivo y/o correctivo de locales escolares públicos, mantenimiento preventivo y/o correctivo de bicicletas en el marco de la iniciativa rutas solidarias, el mejoramiento de los servicios sanitarios, la adquisición de útiles escolares y de escritorio, materiales para uso pedagógico y equipamiento menor, hasta por la suma de S/ 365 147 263,00 (TRESCIENTOS SESENTA Y CINCO MILLONES CIENTO CUARENTA Y SIETE MIL DOSCIENTOS SESENTA Y TRES Y 00/100 SOLES), los que consideran hasta S/ 2 000 000,00 (DOS MILLONES Y 00/100 SOLES) para el mantenimiento de bicicletas entregadas en el marco de la Iniciativa Rutas Solidarias.

b) El acondicionamiento de la infraestructura para la mejora de condiciones de accesibilidad para la atención de estudiantes con necesidades educativas especiales asociadas a discapacidad, lo que incluye la contratación de bienes y servicios necesarios para tal fin, adquisición de útiles escolares y de escritorio, materiales para uso pedagógico y tecnológicos de los locales educativos de los servicios de educación básica especial, hasta por la suma de S/ 5 000 000,00 (CINCO MILLONES Y 00/100 SOLES), conforme a la focalización que apruebe el Ministerio de Educación.

36.2 Los montos para los fines señalados en el numeral 36.1, son desembolsados de manera directa, mediante el abono en una cuenta abierta en el Banco de la Nación a nombre del director de la institución educativa pública, titular o encargado, bajo la modalidad de subvenciones

36.3 El Ministerio de Educación, mediante resolución del titular del pliego, en un plazo no mayor de cuarenta y cinco (45) días calendario, a partir de la vigencia del presente artículo, aprueba las disposiciones que resulten necesarias para la aplicación de lo establecido en el presente artículo, las cuales incluyen los mecanismos para la apertura de cuentas y de devolución ante la no utilización de los recursos, así como el plazo hasta el cual se ejecuta lo dispuesto en los numerales 36.1 y 36.2 del presente artículo.

36.4 El Ministerio de Educación, dentro del primer trimestre del 2021, elabora un informe sobre los resultados de las acciones desarrolladas y el seguimiento de los gastos efectuados en el marco de lo establecido en el presente artículo. Dicho informe se debe publicar en el portal institucional del Ministerio de Educación.

36.5 Lo establecido en el presente artículo entra en vigencia a partir del día siguiente de la publicación del presente Decreto de Urgencia.

Artículo 37. Autorización al Ministerio de Educación para financiar acciones de las universidades públicas

37.1 Autorízase al Ministerio de Educación, durante el Año Fiscal 2020, con cargo a los recursos de su presupuesto institucional y sin demandar recursos adicionales al Tesoro Público, para efectuar modificaciones presupuestarias en el nivel institucional a favor de los pliegos universidades públicas, hasta por el monto de S/ 163 028 720,00 (CIENTO SESENTA Y TRES MILLONES VEINTIOCHO MIL SETECIENTOS VEINTE Y 00/100 SOLES), para las siguientes finalidades:

a) Cumplimiento de acciones asociadas a la mejora de calidad del servicio de educación superior universitaria en el marco de la Primera Disposición Complementaria Final de la Ley N° 30220, Ley Universitaria, de acuerdo a la herramienta de incentivos, sus lineamientos y condiciones que se apruebe mediante resolución del Ministerio de Educación, para tal efecto, dentro de un plazo que no exceda de los sesenta (60) días calendario de la vigencia del presente Decreto de Urgencia. Para tal fin, el Ministerio de Educación puede suscribir convenios con las universidades públicas seleccionadas.

b) La implementación progresiva de lo dispuesto en el artículo 86 de la Ley N° 30220, respecto de docentes ordinarios investigadores, de acuerdo a los montos, criterios y condiciones que se aprueben mediante decreto supremo, refrendado por el Ministro de Economía y Finanzas y el Ministro de Educación, a propuesta de este último.

c) Garantizar la sostenibilidad de la compensación económica de los rectores y vicerrectores de las universidades públicas adecuadas a la Ley N° 30220 y con órganos de gobierno, según lo dispuesto en la Nonagésima Cuarta Disposición Complementaria Final de la Ley N° 30879, Ley de Presupuesto del Sector Público para el Año Fiscal 2019.

d) Financiar la creación de nuevas plazas de docentes ordinarios en las Universidades Nacionales Amazónica de Madre de Dios, Micaela Bastidas de Apurímac, Toribio Rodríguez de Mendoza de Amazonas, Diego Quispe Tito, de Música y Daniel Alomía Robles.

37.2 Las modificaciones presupuestarias en el nivel institucional autorizadas por el presente artículo se aprueban mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Educación, a solicitud de este último. Dicho decreto supremo se publica hasta el 29 de abril de 2020.

37.3 Los recursos a los que se refiere el presente artículo no debe destinarse a fines distintos de aquellos para los cuales fueron asignados, bajo responsabilidad, debiendo ejecutarse conforme a las disposiciones que para tal efecto establece el Ministerio de Educación y a la normatividad de la materia.

37.4 Para efecto de lo dispuesto en el literal b) del numeral 37.1 del presente artículo, exceptúase a las universidades públicas de lo dispuesto en el artículo 6 del presente Decreto de Urgencia.

Artículo 38. Incremento de remuneraciones y asignaciones

38.1 Exceptúase al Ministerio de Educación y a los Gobiernos Regionales, durante el Año Fiscal 2020, de lo establecido en el artículo 6 y en el numeral 9.1 del artículo 9 del presente Decreto de Urgencia, según corresponda, a efectos de incrementar, mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Educación, a propuesta de este último, lo siguiente:

a) La Remuneración Íntegra Mensual (RIM) de los profesores de la Carrera Pública Magisterial de la Ley N° 29944, Ley de Reforma Magisterial, así como la remuneración mensual de profesor contratado en el marco de la Ley N° 30328, Ley que establece medidas en materia educativa y dicta otras disposiciones. El incremento a que hace referencia el presente literal se efectúa en dos oportunidades, en los meses de marzo y noviembre del Año Fiscal 2020.

b) La asignación por jornada de trabajo adicional según la escala magisterial en que se encuentra el profesor encargado en cargo directivo o jerárquico de institución educativa o de especialista en educación, en el marco de lo dispuesto en el Decreto Supremo N° 306-2017-EF. El incremento de esta asignación se efectúa en dos oportunidades en los mismos periodos en que se incrementa la Remuneración Íntegra Mensual (RIM) de los profesores de la Carrera Pública Magisterial de la Ley N° 29944, conforme a lo dispuesto en el literal precedente.

c) La remuneración de los docentes nombrados ubicados en la primera categoría de la carrera pública docente para Escuelas de Educación Superior (EES) de conformidad con las Leyes N° 30512 y modificatorias, así como la Ley N° 30541 y el Decreto Supremo N° 012-2017-MINEDU.

38.2 Para efectos de lo dispuesto en el numeral precedente, autorízase al Ministerio de Educación con cargo a los recursos de su presupuesto institucional y sin demandar recursos adicionales al Tesoro Público, para efectuar modificaciones presupuestarias en el nivel institucional a favor de los Gobiernos Regionales, las cuales se aprueban mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Educación, a solicitud de este último.

Artículo 39. Autorización para financiamiento de subvenciones para la implementación de propuestas de servicio educativo en el ámbito rural

Autorízase, excepcionalmente, al Ministerio de Educación, para otorgar subvenciones, hasta por el monto de S/ 8 577 260,00 (OCHO MILLONES QUINIENTOS SETENTA Y SIETE MIL DOSCIENTOS SESENTA Y 00/100 SOLES) a favor de entidades privadas sin fines de lucro e instituciones comprendidas en el Acuerdo Internacional aprobado por Decreto Ley N° 23211, en el marco de lo dispuesto en la Ley N° 28044, Ley General de Educación y su Reglamento, aprobado por Decreto Supremo N° 011-2012-ED, para la implementación de propuestas de servicio educativo en instituciones educativas públicas del nivel de educación primaria o secundaria, ubicadas en el ámbito rural y en instituciones educativas públicas que brindan servicio bajo el modelo de servicio educativo Secundaria con Residencia Estudiantil, Secundaria en Alternancia y Secundaria Tutorial.

Dichas subvenciones se aprueban mediante resolución del titular del pliego Ministerio de Educación, previa suscripción de convenio, para lo cual se requiere el informe favorable de su oficina de presupuesto o la que haga sus veces. La resolución del titular del pliego se publica en el diario oficial El Peruano.

El Ministerio de Educación es responsable de evaluar la implementación de las propuestas de servicio educativo, del monitoreo, seguimiento y cumplimiento de los fines y metas para los cuales fueron entregados los recursos públicos y asegurar la rendición de cuentas de los recursos financieros otorgados en la subvención.

El Ministerio de Educación, mediante resolución de su titular, establece los requisitos y disposiciones para el otorgamiento, ejecución y rendición de cuentas de los recursos financieros otorgados mediante subvenciones, la referida resolución debe emitirse en un plazo no mayor de sesenta (60) días calendarios desde la vigencia del presente Decreto de Urgencia. Dichos recursos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su otorgamiento conforme al presente artículo.

La aplicación de lo establecido en el presente artículo se financia con cargo al presupuesto institucional del Ministerio de Educación, sin demandar recursos adicionales al Tesoro Público.

Artículo 40. Autorización para uso de canon, sobre canon, regalias mineras y FOCAM de universidades públicas

40.1 Autorízase a las universidades públicas adecuadas a la Primera Disposición Complementaria Transitoria de la Ley N° 30220, Ley Universitaria, excepcionalmente durante el Año Fiscal 2020, a destinar hasta el cincuenta por ciento (50%) de los recursos provenientes del canon, sobrecanon, regalías mineras y del Fondo de Desarrollo Socioeconómico de Camisea (FOCAM), así como de saldos de balance generados por dichos conceptos, para financiar las inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones, así como para financiar acciones de mantenimiento relacionadas a infraestructura, mobiliario, equipos y unidades vehiculares que realizan movilidad estudiantil.

El saldo restante se ejecuta en el marco de lo establecido en la Ley N° 27506, Ley del Canon y sus modificatorias, y la Ley N° 28451, Ley del FOCAM y sus modificatorias.

40.2 Asimismo y solo para el Año Fiscal 2020, autorízase a las universidades públicas que se encuentren en proceso de constitución al que se refiere el artículo 29 de la Ley N° 30220, Ley Universitaria, que cuentan con recursos provenientes del canon, sobrecanon, regalías mineras y del Fondo de Desarrollo Socioeconómico de Camisea (FOCAM), así como de saldos de balance generados por dichos conceptos, para destinar hasta el sesenta por ciento (60%) de dichos recursos en proyectos de inversión, inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones; así como, destinar hasta el diez por ciento (10%) en la elaboración de sus estudios de preinversión, bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones. Asimismo, destinar hasta el treinta por ciento (30%) para financiar acciones de mantenimiento relacionadas a infraestructura, mobiliario, equipos y unidades vehiculares que realizan movilidad estudiantil.

El saldo restante se ejecuta en el marco de lo establecido en la Ley N° 27506, Ley del Canon y sus modificatorias, y la Ley N° 28451, Ley del FOCAM y sus modificatorias.

40.3 Excepcionalmente, durante el año 2020, autorízase a los Pliegos universidades públicas, que cuentan con saldos de balance provenientes de las transferencias de canon efectuadas por los Gobiernos Regionales que se incorporaron en la fuente de financiamiento Donaciones y Transferencias, para destinar hasta el cincuenta por ciento (50%) de dichos recursos al financiamiento de proyectos de inversión, inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones, así como para financiar acciones de mantenimiento relacionadas a infraestructura, mobiliario, equipos y unidades vehiculares que realizan movilidad estudiantil.

El saldo restante se ejecuta en el marco de lo establecido en la Ley N° 27506, Ley del Canon y sus modificatorias, y la Ley N° 28451, Ley del FOCAM y sus modificatorias.

40.4 Asimismo, y sólo para los fines del presente artículo, exceptúase a las universidades públicas de lo establecido en el numeral 13.3 del artículo 13 del presente Decreto de Urgencia, y en los incisos 3 y 4 del numeral 48.1 del artículo 48 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

Artículo 41. Participación en Eventos y Competencias Internacionales

Autorízase al Ministerio de Educación para atender, con cargo a su presupuesto institucional, la ejecución de un cronograma para la participación en eventos y competencias internacionales para la medición de los aprendizajes, el cual se aprueba dentro de los treinta (30) días de iniciado el año fiscal mediante resolución ministerial. El mencionado cronograma debe establecer, además, los eventos, la condición y cantidad de participantes a los que se financia pasajes y/o viáticos, según corresponda.

Artículo 42. Transferencias de recursos para evaluación en materia educativa, docente y directivos

42.1 Autorízase, en el Año Fiscal 2020, al Ministerio de Educación para efectuar modificaciones presupuestarias en el nivel institucional, a favor del Instituto Nacional de Estadística e Informática (INEI), Autoridad Nacional del Servicio Civil (SERVIR) y Universidades Públicas, para el financiamiento de la aplicación de la evaluación en materia educativa, docente y directivos. Dichas modificaciones presupuestarias se aprueban, previa suscripción de convenio, mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Educación, a propuesta de este último.

42.2 La autorización otorgada por el presente artículo se financia con cargo al presupuesto institucional del Ministerio de Educación, por la fuente de financiamiento Recursos Ordinarios, sin demandar recursos adicionales al Tesoro Público. Para tal fin, exceptúese al Ministerio de Educación de lo dispuesto por el artículo 49 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

42.3 Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme al presente artículo.

Artículo 43. Acuerdos entre el Ministerio de Educación y Organismos Internacionales
Autorízase al Ministerio de Educación, durante el Año Fiscal 2020, para aprobar transferencias financieras a favor de Organismos Internacionales y celebrar convenios de asistencia técnica para la formulación, ejecución, gestión, monitoreo y evaluación de programas de formación, capacitación y evaluación docente y de directivos, de iniciativas orientadas a mejorar la calidad de la gestión escolar, así como análisis de experiencias nacionales e internacionales exitosas e investigación aplicada, para la mejora de los aprendizajes de niñas y niños, lo que incluye las contrataciones necesarias a efecto de asegurar la operatividad y cumplimiento de las acciones antes mencionadas, que se desarrollen en el marco del Proyecto Educativo Nacional al 2021 y los planes estratégicos del sector.
Los acuerdos son suscritos por el titular de la entidad, y previo a su celebración se requiere contar con un informe técnico que demuestre las ventajas y beneficios del acuerdo, como mejor alternativa; un informe favorable de la Oficina de Planeamiento y Presupuesto, o la que haga sus veces, en el cual se demuestre la disponibilidad de recursos para su financiamiento; y un informe legal. El Ministerio de Educación, bajo responsabilidad de su titular, debe proveer información a la Contraloría General de la República y al Organismo Supervisor de las Contrataciones del Estado (OSCE), de ser solicitados por estos.
Las transferencias financieras autorizadas en la presente disposición se realizan mediante resolución de titular del pliego Ministerio de Educación, la misma que se publica en el diario oficial El Peruano.
Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.
La aplicación de la presente disposición se financia con cargo al presupuesto del Ministerio de Educación sin demandar recursos adicionales al Tesoro Público.

Artículo 44. Subvenciones a Federaciones Deportivas
Autorízase, en el Año Fiscal 2020, al Instituto Peruano del Deporte (IPD), previa evaluación de los resultados alcanzados en los indicadores de desempeño establecidos en los Planes Anuales de las Federaciones Deportivas Nacionales y la Asociación Nacional Paralímpica del Perú, para modificar el Anexo A del presente Decreto de Urgencia en cuanto a las subvenciones otorgadas a favor de Federaciones Deportivas Nacionales y la Asociación Nacional Paralímpica del Perú señaladas en dicho Anexo, mediante decreto supremo refrendado por el Ministerio de Educación, el cual se publica en los portales electrónicos institucionales del IPD y del Ministerio de Educación, dentro de los tres (03) días hábiles contados a partir de la publicación del citado decreto supremo en el diario oficial El Peruano.
Para la aplicación de lo dispuesto en el párrafo precedente, las instituciones antes señaladas suscriben convenios con el IPD, según los criterios técnicos que este último establezca respecto del otorgamiento de las referidas subvenciones. Dichos convenios se publican en el portal institucional del IPD.
El IPD remite a la Dirección General de Presupuesto Público, en el mes de julio de 2020 y en el mes de enero de 2021, informes conteniendo la evaluación de los resultados alcanzados en los indicadores de desempeño establecidos en los Planes Anuales de las Federaciones Deportivas Nacionales y la Asociación Nacional Paralímpica del Perú, así como la evaluación del cumplimiento de lo establecido en los convenios a los que se refiere el párrafo precedente.

Artículo 45. Subvenciones económicas a favor de estudiantes de pregrado para el desarrollo de actividades académicas y de investigación formativa

45.1 Autorízase, excepcionalmente, durante el Año Fiscal 2020, a las universidades públicas para otorgar subvenciones económicas a favor de estudiantes matriculados de pregrado para el desarrollo de actividades académicas y de investigación formativa, a través de pasantías, participación en congresos, concursos de investigación e innovación, intercambios estudiantiles nacionales e internacionales, entre otros fines, vinculados a lo señalado en el artículo 48 de la Ley N° 30220, Ley Universitaria.
Dichas subvenciones se aprueban mediante resolución del titular del pliego, o a quien éste delegue, requiriéndose el informe favorable previo de su oficina de presupuesto o la que haga sus veces.
45.2 Cada universidad pública es responsable del monitoreo, seguimiento, lo que incluye el monitoreo financiero de los recursos otorgados, y del cumplimiento de los fines y metas para los cuales fueron entregados los recursos públicos. Dichos recursos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su otorgamiento conforme a la presente disposición.
45.3 Mediante resolución del titular, cada universidad pública debe establecer los mecanismos para la rendición de cuentas de los recursos otorgados mediante subvenciones en el marco de la presente disposición.

CAPÍTULO VII
DISPOSICIONES ESPECIALES EN MATERIA DE ATENCIÓN DE DESASTRES Y RECONSTRUCCIÓN

Artículo 46. Autorización para efectuar modificaciones presupuestarias para la preparación ante el peligro inminente y la atención de desastres e información sobre bienes de ayuda humanitaria

46.1 Autorízase, durante el Año Fiscal 2020, a las entidades del Gobierno Nacional, los Gobiernos Regionales y los Gobiernos Locales, para efectuar modificaciones presupuestarias en el nivel funcional programático, con cargo a los recursos de su presupuesto institucional por las fuentes de financiamiento Recursos Ordinarios, Recursos Determinados en el rubro canon y sobrecanon, regalías, rentas de aduanas y participaciones, y Recursos Directamente Recaudados, a fin de financiar intervenciones ante el peligro inminente o la atención oportuna e inmediata y/o la rehabilitación en las zonas en desastre producto del impacto de peligros generados por fenómenos de origen natural o inducidos por acción humana, de los niveles 4 y 5 a los que se refiere el artículo 43 del Reglamento de la Ley N° 29664, Ley que crea el Sistema Nacional de Gestión del Riesgo de Desastres (SINAGERD), aprobado por Decreto Supremo N° 048-2011-PCM, y que cuenten con declaratoria de estado de emergencia por desastre o peligro inminente por la autoridad competente.
Dichas modificaciones presupuestarias financian intervenciones de la tipología A.3 Tipología de Actividades de Emergencia aprobada en el Decreto Supremo N° 132-2017-EF y modificatorias, y se ejecutan en el Programa Presupuestal 068: Reducción de la Vulnerabilidad y Atención de Emergencias por Desastres.
46.2 Para los fines señalados en el numeral precedente, las entidades del Gobierno Nacional, los Gobiernos Regionales y los Gobiernos Locales quedan exonerados de lo establecido en el artículo 13 del presente Decreto de Urgencia, y en los incisos 3 y 4 del numeral 48.1 del artículo 48 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. En el caso de las entidades del Gobierno Nacional y los Gobiernos Regionales, el uso de los recursos de los programas presupuestales en el marco de la excepción al inciso 4 del numeral 48.1 del artículo 48 antes mencionado, se efectúa hasta el diez por ciento (10%) del Presupuesto Institucional de Apertura (PIA) correspondiente a los programas presupuestales del pliego respectivo, sin perjuicio del cumplimiento de las metas físicas de las actividades

de prevención programadas ante la ocurrencia de desastres, siempre y cuando la zona afectada se encuentre declarada en estado de emergencia por desastre o peligro inminente por la autoridad competente.

46.3 Dentro de los quince (15) días calendario siguientes de terminado cada semestre de 2020, las entidades del Gobierno Nacional, los Gobiernos Regionales y los Gobiernos Locales deben remitir al Instituto Nacional de Defensa Civil (INDECI) un informe sobre las acciones realizadas y resultados obtenidos en el marco de lo establecido en el numeral 46.1. Teniendo en cuenta estos informes, el INDECI elabora un informe consolidado que contenga los resultados obtenidos por la aplicación de esta disposición, el mismo que debe publicar en su portal institucional.

46.4 Los Gobiernos Regionales deben informar al INDECI sobre el uso del presupuesto asignado para la adquisición de bienes de ayuda humanitaria, en la Genérica de Gastos 2.2 "Pensiones y otras prestaciones sociales", en el Programa Presupuestal 0068: Reducción de la Vulnerabilidad y Atención de Emergencias por Desastres, de acuerdo con los lineamientos que para tal efecto emita el INDECI.

46.5. Las acciones que se ejecutan con cargo a los recursos autorizados en el presente artículo se sujetan al Sistema Nacional de Control.

Artículo 47. Recursos para contribuir a la reducción del riesgo de desastres

47.1 Autorízase, en forma excepcional, a los Gobiernos Regionales y a los Gobiernos Locales, para utilizar hasta el veinte por ciento (20%) de los recursos provenientes del canon, sobrecanon y regalía minera, para ser destinado al financiamiento de actividades destinadas a: i) la limpieza y/o descolmatación del cauce de ríos y quebradas; ii) la protección de márgenes de ríos y quebradas con rocas al volteo; y iii) la monumentación y control de la faja marginal en puntos críticos, dichas actividades se ejecutan en zonas altamente expuestas a inundaciones, deslizamientos de tierras y flujo de detritos (huaycos) identificadas por la Autoridad Nacional del Agua (ANA), el Instituto Geológico, Minero y Metalúrgico (INGEMMET), el Instituto Geofísico del Perú (IGP) y el Servicio Nacional de Meteorología e Hidrología del Perú (SENAMHI), según corresponda. Esta autorización no alcanza a los Gobiernos Regionales y a los Gobiernos Locales si las actividades a las que se refiere el presente artículo se encuentran consideradas en el Plan Integral para la Reconstrucción con Cambios y/o hayan recibido financiamiento con cargo a los recursos del Fondo para intervenciones ante la Ocurrencia de Desastres Naturales (FONDES) para las mismas actividades. Los recursos autorizados por el presente artículo se ejecutan en el Programa Presupuestal 068: Reducción de la Vulnerabilidad y Atención de Emergencias por Desastres.

Para tal efecto, las entidades quedan exoneradas de lo dispuesto en el artículo 13 del presente Decreto de Urgencia y en el inciso 3 del numeral 48.1 del artículo 48 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

47.2 Dentro de los quince (15) días calendario siguientes de terminado cada semestre de 2020, los Gobiernos Regionales y los Gobiernos Locales deben remitir a la Autoridad Nacional del Agua (ANA) un informe sobre las acciones realizadas y resultados obtenidos en el marco de la presente disposición para su consolidación respectiva y posterior publicación en su portal institucional.

Artículo 48. Recursos para financiar estudios e investigaciones para la prevención del riesgo de desastres

48.1 Autorízase, durante el Año Fiscal 2020, a los Gobiernos Regionales, Gobiernos Locales y Universidades Públicas, para realizar transferencias financieras a favor del Instituto Geofísico del Perú (IGP), del Servicio Nacional Meteorología e Hidrología (SENAMHI), del Instituto Nacional de Investigación en Glaciares y Ecosistemas de Montaña (INAIGEM) y del Instituto Geológico, Minero y Metalúrgico (INGEMMET), con cargo a los recursos de su presupuesto institucional por las fuentes de financiamiento Recursos Ordinarios, Recursos Determinados en el rubro Canon y sobrecanon, regalías, rentas de aduanas y participaciones, y Recursos Directamente Recaudados, para financiar la elaboración de estudios y proyectos de investigación en campos relacionados a peligros generados por fenómenos de origen natural, comportamiento de los glaciares y ecosistemas de montaña, así como para la implementación de sistemas de observación y alerta temprana; en relación con sus circunscripciones territoriales.

Los recursos autorizados por el presente artículo se ejecutan en el Programa Presupuestal 0068: Reducción de la Vulnerabilidad y Atención de Emergencias por Desastres.

48.2 Las referidas transferencias financieras se aprueban, en el caso de las Universidades Públicas, mediante resolución del titular y, para el caso de los Gobiernos Regionales y los Gobiernos Locales, mediante acuerdo de Consejo Regional o Concejo Municipal, respectivamente. La resolución del titular y el acuerdo del Consejo Regional se publican en el diario oficial El Peruano, y el acuerdo del Concejo Municipal se publica en su página web.

48.3 Las transferencias financieras autorizadas por el presente artículo se aprueban previa suscripción de convenio, requiriéndose el informe favorable previo de la oficina de presupuesto, o la que haga sus veces, del pliego que transfiere el recurso. Cada pliego presupuestario que efectúa las transferencias financieras es responsable de la verificación, seguimiento, lo que incluye el monitoreo financiero de los recursos transferidos, y del cumplimiento de las acciones contenidas en el convenio, para lo cual realiza el monitoreo correspondiente.

48.4 La autorización otorgada en el presente artículo se financia con cargo al presupuesto institucional de las Universidades Públicas, Gobiernos Regionales y Gobiernos Locales, según corresponda, sin demandar recursos adicionales al Tesoro Público.

48.5 Dentro de los quince (15) días calendario siguientes de terminado cada semestre de 2020, el IGP, el SENAMHI, el INAIGEM y el INGEMMET elaboran un informe sobre las acciones realizadas y los resultados obtenidos por la aplicación de esta disposición, el mismo que deben publicar en su portal institucional.

Artículo 49. Recursos para los fines del FONDES

49.1. Dispóngase que en el Presupuesto del Sector Público para el Año Fiscal 2020, se han asignado hasta por la suma de S/ 4 346 043 613,00 (CUATRO MIL TRESCIENTOS CUARENTA Y SEIS MILLONES CUARENTA Y TRES MIL SEISCIENTOS TRECE Y 00/100 SOLES), exclusivamente, para el financiamiento de los fines del Fondo para Intervenciones ante la Ocurrencia de Desastres Naturales (FONDES), creado por el artículo 4 de la Ley N° 30458, según el siguiente detalle:

a) Hasta por la suma de S/ 214 043 613,00 (DOSCIENTOS CATORCE MILLONES CUARENTA Y TRES MIL SEISCIENTOS TRECE Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, lo que comprende los saldos no utilizados del FONDES por dicha fuente de financiamiento los que se utilizan para los fines de dicho Fondo, así como los recursos a los que se refiere el literal h) del numeral 13.1 del artículo 13 de la Ley N° 30624, Ley que dispone medidas presupuestarias para el impulso del gasto público en el

Año Fiscal 2017, y S/ 100 000 000,00 (CIEN MILLONES Y 00/100 SOLES), por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, en el pliego Instituto Nacional de Defensa Civil (INDECI), para el financiamiento de actividades e inversiones para la mitigación, capacidad de respuesta, rehabilitación, y reconstrucción ante la ocurrencia de fenómenos naturales y antrópicos, priorizados por la Comisión Multisectorial del "Fondo para intervenciones ante la ocurrencia de desastres naturales", y que se ejecutan en el Año Fiscal 2020, conforme a lo establecido en el numeral 4.5 del artículo 4 de la Ley N° 30458, Ley que regula diversas medidas para financiar la ejecución de Proyectos de Inversión Pública en apoyo de gobiernos regionales y locales, los Juegos Panamericanos y Parapanamericanos y la ocurrencia de desastres naturales; el numeral 13.4. del artículo 13 de la Ley N° 30624, Ley que dispone medidas presupuestarias para el impulso del gasto en el Año Fiscal 2017, y el Decreto Supremo N° 132-2017-EF y modificatorias.

De los recursos antes señalados, hasta el monto de S/ 50 000 000,00 (CINCUENTA MILLONES Y 00/100 SOLES) pueden ser destinados al financiamiento de inversiones para la vigilancia de peligros generados por fenómenos de origen natural con fines de alerta temprana en ámbitos priorizados por la Red Nacional de Alerta Temprana. Para tal fin, los pliegos que constituyen entidades técnico científicas y universidades públicas remiten sus solicitudes de financiamiento a la Secretaría Técnica de la Comisión Multisectorial del FONDES, conforme al procedimiento establecido en las disposiciones reglamentarias aprobadas en el Decreto Supremo N° 132-2017-EF y modificatorias.

b) Hasta por la suma de S/ 1 666 333 837,00 (MIL SEISCIENTOS SESENTA Y SEIS MILLONES TRESCIENTOS TREINTA Y TRES MIL OCHOCIENTOS TREINTA Y SIETE Y 00/100 SOLES), por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, en los pliegos del Gobierno Nacional, Gobiernos Regionales y Gobiernos Locales, para la sostenibilidad y continuidad de la ejecución de las intervenciones incluidas en el Plan Integral de la Reconstrucción con Cambios y que se encuentran a cargo de dichos pliegos, de acuerdo con el Anexo II del presente Decreto de Urgencia.

c) Hasta por la suma de S/ 2 365 666 163,00 (DOS MIL TRESCIENTOS SESENTA Y CINCO MILLONES SEISCIENTOS SESENTA Y SEIS MIL CIENTO SESENTA Y TRES Y 00/100 SOLES), de los cuales hasta por la suma de S/ 157 200 000,00 (CIENTO CINCUENTA Y SIETE MILLONES DOSCIENTOS MIL Y 00/100 SOLES) por la fuente de financiamiento Recursos Ordinarios y hasta la suma de S/ 2 208 466 163,00 (DOS MIL DOSCIENTOS OCHO MILLONES CUATROCIENTOS SESENTA Y SEIS MIL CIENTO SESENTA Y TRES Y 00/100 SOLES), por la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, en el pliego Presidencia del Consejo de Ministros - Unidad Ejecutora Autoridad para la Reconstrucción con Cambios – RCC, para el financiamiento de las intervenciones incluidas en el Plan Integral de la Reconstrucción con Cambios, lo que comprende, de ser necesario, el financiamiento de los fines del Fondo al que se refiere el numeral 49.6, y de los gastos para el funcionamiento de dicha unidad ejecutora.

49.2 Los recursos a los que se refiere el literal a) del numeral 49.1 y los recursos que fueran habilitados al INDECI para los fines de la Comisión antes mencionada, se transfieren a través de modificaciones presupuestarias en el nivel institucional, las que se aprueban mediante decreto supremo refrendado por el Ministro de Economía y Finanzas, y el Ministro de Defensa, a solicitud del INDECI.

Los recursos a los que se refiere el literal c) del numeral 49.1, así como los que fueran habilitados a favor del pliego Presidencia del Consejo de Ministros - Unidad Ejecutora Autoridad para la Reconstrucción con Cambios – RCC, se transfieren a través de modificaciones presupuestarias en el nivel institucional, las que se aprueban mediante decreto supremo refrendado por el Presidente del Consejo de Ministros y el Ministro de Economía y Finanzas, a solicitud de la Autoridad para la Reconstrucción con Cambios (RCC).

49.3 En el caso de modificación y/o actualización del Plan Integral de la Reconstrucción con Cambios, y/o actualización en el Banco de Inversiones del Sistema Nacional de Programación Multianual y Gestión de Inversiones y/o de existir saldos de libre disponibilidad según proyección al cierre del Año Fiscal 2020 de las intervenciones consignadas en el referido Plan, autorizase a las entidades del Gobierno Nacional, los Gobiernos Regionales y los Gobiernos Locales para realizar modificaciones presupuestarias en el nivel institucional a favor del pliego Presidencia del Consejo de Ministros - Unidad Ejecutora Autoridad para la Reconstrucción con Cambios – RCC, las que se aprueban mediante decreto supremo refrendado por el Presidente del Consejo de Ministros y el Ministro de Economía y Finanzas, a solicitud de la RCC. Dichas modificaciones presupuestarias comprenden los recursos a los que se refieren los literales b) y c) del numeral 49.1.

Los montos de las Asignaciones Financieras que se deriven de las citadas modificaciones presupuestarias, son extornados, de corresponder, por la Dirección General del Tesoro Público a favor del FONDES, a solicitud de la RCC.

49.4 Los recursos a los que se refieren los literales a), b) y c) del numeral 49.1, así como los recursos que fueran habilitados durante el Año Fiscal 2020 a favor de los pliegos Presidencia del Consejo de Ministros - Unidad Ejecutora Autoridad para la Reconstrucción con Cambios – RCC e Instituto Nacional de Defensa Civil (INDECI), para los fines del FONDES, según corresponda, se ejecutan bajo las mismas formalidades, mecanismos y procedimientos aprobados en la normatividad vigente para las intervenciones mencionadas en los referidos literales, en lo que les fuera aplicable.

49.5 Los saldos de los recursos a que se refiere el literal c) del numeral 49.1, provenientes de la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito por emisión de bonos, luego de la evaluación de la ejecución que efectúe la Autoridad para la Reconstrucción con Cambios - RCC, que se encuentren disponibles según proyección al cierre del Año Fiscal 2020, pueden ser destinados al financiamiento de las inversiones que cuenten con expediente técnico o estudio definitivo, y que hayan sido registradas en la respectiva cartera de inversiones del Programa Multianual de Inversiones correspondiente.

Para tal efecto, los recursos se transfieren mediante decreto supremo refrendado por el Presidente del Consejo de Ministros, el Ministro de Economía y Finanzas, y el Ministro del Sector correspondiente a solicitud de este último; y, para el caso de los Gobiernos Regionales y los Gobiernos Locales el decreto supremo es refrendado por el Ministro de Economía y Finanzas y el Presidente del Consejo de Ministros.

49.6 Créase el "Fondo para la continuidad de la Reconstrucción con Cambios" a cargo de la Presidencia del Consejo de Ministros - Autoridad para la Reconstrucción con Cambios – RCC, hasta por la suma de S/ 3 550 000 000,00 (TRES MIL QUINIENTOS CINCUENTA MILLONES Y 00/100 SOLES), de los cuales corresponden hasta por la suma de S/ 1 350 000 000,00 (MIL TRESCIENTOS CINCUENTA MILLONES Y 00/100 SOLES) a la fuente de financiamiento Recursos Ordinarios, y S/ 2 200 000 000,00 (DOS MIL DOSCIENTOS MILLONES Y 00/100 SOLES), a la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, el que se financia con los siguientes recursos:

a) Los montos no devengados al 31 de diciembre de 2019 y los devengados no girados de la fuente de financiamiento Recursos Ordinarios que fueron autorizados en el año 2019, conforme al segundo párrafo del numeral 46.2 del artículo 46 de la Ley N° 30879, Ley de Presupuesto del Sector Público para el Año Fiscal 2019, y el artículo 42 de la Ley N° 30680, Ley que aprueba medidas para dinamizar la ejecución del gasto público y establece otras disposiciones. Para tal efecto, la Dirección General del Tesoro Público está autorizada a extornar los montos de las Asignaciones Financieras no devengados al 31 de diciembre de 2019 y los devengados no girados con cargo a los recursos de la fuente de financiamiento Recursos Ordinarios a favor del FONDES.

b) Los montos no devengados al 31 de diciembre de 2019 de la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito y que no constituyen saldos de balance de dicha fuente, los que fueron autorizados de conformidad con el literal b) del numeral 46.1, el segundo párrafo del numeral 46.2 y el numeral 46.4 del artículo 46 de la Ley N° 30879.

El referido Fondo se destina al financiamiento de la continuidad, durante el Año Fiscal 2020, de las intervenciones del Plan Integral de la Reconstrucción con Cambios en los pliegos del Gobierno Nacional, Gobiernos Regionales y Gobiernos Locales al que se refiere la Ley N° 30556, Ley que aprueba disposiciones de carácter extraordinario para las intervenciones del Gobierno Nacional frente a desastres y que dispone la creación de la Autoridad para la Reconstrucción con Cambios, en los pliegos del Gobierno Nacional, Gobiernos Regionales y Gobiernos Locales, por la fuente de financiamiento Recursos Ordinarios y Recursos por Operaciones Oficiales de Crédito, y cuyo financiamiento fue aprobado en al año fiscal 2019 mediante modificaciones presupuestarias en el nivel institucional. Dicho Fondo se constituye en el pliego Presidencia del Consejo de Ministros - Unidad Ejecutora Autoridad para la Reconstrucción con Cambios – RCC.

Los recursos del "Fondo para la continuidad de la Reconstrucción con Cambios" se transfieren mediante modificaciones presupuestarias en el nivel institucional, hasta el 31 de marzo de 2020, para financiar la continuidad durante el Año Fiscal 2020 de las intervenciones del Plan Integral de la Reconstrucción con Cambios en los pliegos del Gobierno Nacional, Gobiernos Regionales y Gobiernos Locales, y que corresponde sólo al monto que se ejecuta en el año fiscal 2020. Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro del Sector correspondiente, y para el caso de los Gobiernos Regionales y Gobiernos Locales debe ser refrendado por el Presidente del Consejo de Ministros y el Ministro de Economía y Finanzas; en ambos casos, a solicitud de la Autoridad para la Reconstrucción con Cambios (RCC) debiéndose, además, publicar el Decreto Supremo correspondiente hasta el 30 de marzo de 2020.

Para efectos de lo establecido en el presente numeral, queda suspendido para el Año Fiscal 2020 lo establecido en el artículo 42 de la Ley N° 30680, Ley que aprueba medidas para dinamizar la ejecución del gasto público y establece otras disposiciones.

49.7 Cumplido el plazo señalado en el numeral 49.6, y de existir créditos presupuestarios del "Fondo para la continuidad de la Reconstrucción con Cambios", por las fuentes de financiamiento Recursos Ordinarios y Recursos por Operaciones Oficiales de Crédito, que no hubieran sido transferidos en el marco de lo señalado en el referido numeral, autorízase a la Presidencia del Consejo de Ministros, a partir del 1 de abril de 2020, a modificar su Presupuesto Institucional Modificado reduciéndolo respecto sólo de los créditos presupuestarios autorizados para el financiamiento del mencionado Fondo, por las fuentes de financiamiento Recursos Ordinarios y Recursos por Operaciones Oficiales de Crédito. Dichas modificaciones se aprueban mediante resolución del Titular del pliego Presidencia del Consejo de Ministros. Para tal efecto, la Presidencia del Consejo de Ministros queda exonerado de todas las disposiciones legales que se opongan o limiten su aplicación, debiendo remitir una copia de la resolución dentro de los cinco (05) días calendario de aprobada a los organismos señalados en el numeral 31.4 del artículo 31 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

49.8 Los recursos a los que se refiere el numeral 49.1 no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en el presente artículo.

49.9 Para efectos de lo establecido en el presente artículo, exceptúase de lo dispuesto en el literal a) del artículo 18 y en literal a) del numeral 20.3 del artículo 20 del Decreto Legislativo N° 1276, Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público No Financiero, disponiéndose, asimismo, que los recursos bajo el alcance del presente artículo no pueden ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el numeral 16.4 del artículo 16 del Decreto Legislativo N° 1441, Decreto Legislativo del Sistema Nacional de Tesorería.

49.10 El presente artículo entra en vigencia al día siguiente de la publicación del presente Decreto de Urgencia.

Artículo 50. Previsión presupuestal con cargo a los recursos del FONDES

50.1 Dispóngase que la constancia respecto a la previsión de recursos para las convocatorias a procedimientos de selección cuya ejecución contractual supere el Año Fiscal 2020 y el financiamiento se efectúa con cargo a los recursos del Fondo para Intervenciones ante la Ocurrencia de Desastres Naturales (FONDES), para las acciones comprendidas en el marco de la Ley N° 30556 y sus modificatorias, se realiza conforme a lo siguiente:

a) Cuando el otorgamiento de la Buena Pro y la suscripción del contrato se realizan en el año fiscal en el que se convoca el procedimiento de selección, y la ejecución de la intervención supera el Año Fiscal 2020, la Oficina General de Presupuesto, o la que haga sus veces, en la entidad que realiza la convocatoria al procedimiento de selección, otorga una constancia respecto a la previsión de recursos correspondientes al valor estimado de la parte de la intervención que se ejecuta en los años fiscales posteriores.

b) Cuando las convocatorias a procedimientos de selección que se realicen en el último trimestre del Año Fiscal 2020, y el otorgamiento de la Buena Pro y la suscripción del contrato se realizan en los años fiscales siguientes al que se convoca al procedimiento de selección, la Oficina General de Presupuesto de la entidad que realiza la convocatoria al procedimiento de selección, otorga una constancia respecto a la previsión de recursos correspondientes al valor referencial de dicha convocatoria.

c) Previamente a la emisión de las constancias respecto a la previsión de recursos a que se refieren los literales a) y b) precedentes, la entidad a cargo del procedimiento de selección debe contar necesariamente con una comunicación del Director Ejecutivo de la Autoridad, en la que se señale la priorización del financiamiento con cargo a los recursos del FONDES de la respectiva intervención en los años fiscales correspondientes, la que se realiza sobre la base del acuerdo del Directorio. Una copia de dicha comunicación es remitida por el Director Ejecutivo de la Autoridad al Ministerio de Economía y Finanzas.

50.2 En los supuestos mencionados en los literales a) y b) del numeral 50.1 del presente artículo, previo a efectuar el gasto público en los años fiscales correspondientes, de las intervenciones por las cuales se ha emitido la constancia respecto a la previsión de recursos, se debe contar con la certificación de crédito presupuestario emitida por la Oficina General de Presupuesto o la que haga sus veces en la entidad, sobre la existencia de crédito presupuestario suficiente, orientado a la ejecución del gasto en dicho año fiscal, bajo responsabilidad del Titular de la entidad.

50.3 Para efectos de contar con la certificación de crédito presupuestario a que se refieren el numeral 10.2 del artículo 10 del Decreto de Urgencia N° 006-2018 y el numeral 47.2 del artículo 47 de la Ley N° 30879, Ley de Presupuesto del Sector Público para el Año Fiscal 2019, y sólo en aquellos casos en el que los pliegos respectivos no cuenten con los recursos correspondientes asignados en su Presupuesto Institucional de Apertura (PIA), el pliego Presidencia del Consejo de Ministros – Unidad Ejecutora Autoridad para la Reconstrucción con Cambios – RCC debe realizar las modificaciones presupuestarias en el nivel institucional correspondientes, de forma previa a la emisión por parte de la entidad respectiva de la referida certificación de crédito presupuestario de las intervenciones por las cuales se ha emitido la constancia respecto a la previsión de recursos. Dichas modificaciones presupuestarias se financian con cargo a los recursos a los que se refiere el literal c) del numeral 49.1 del artículo 49 del presente Decreto de Urgencia y de acuerdo con el monto que se ejecuta en el Año Fiscal 2020.

Para tal fin, los decretos supremos correspondientes se publican hasta el 15 de febrero de 2020 y las propuestas de Decretos Supremos solo pueden ser presentadas al Ministerio de Economía y Finanzas hasta el 30 de enero de 2020.

Artículo 51. Continuidad de recursos para las acciones a cargo de la Comisión Multisectorial del "Fondo para intervenciones ante la ocurrencia de desastres naturales"

51.1 Para garantizar la continuidad de las intervenciones a cargo de la Comisión Multisectorial del "Fondo para intervenciones ante la ocurrencia de desastres naturales", autorízase al Poder Ejecutivo para incorporar en el presupuesto institucional de las entidades del Gobierno Nacional, los Gobiernos Regionales y los Gobiernos Locales:

a) Los créditos presupuestarios de la fuente de financiamiento Recursos Ordinarios no devengados al 31 de diciembre de 2019 y los devengados no girados en dicha fuente de financiamiento. Para tal efecto, la Dirección General del Tesoro Público está autorizada a extornar los montos de las Asignaciones Financieras no devengadas al 31 de diciembre de 2019 y los devengados no girados, con cargo a Recursos Ordinarios, a favor del FONDES.
b) Los créditos presupuestarios de la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito no devengados al 31 de diciembre de 2019, y que no constituyen saldos de balance de dicha fuente de financiamiento.

Los créditos presupuestarios a los que se refieren los literales a) y b) corresponden a aquellos que fueron transferidos o incorporados, según corresponda, en el presupuesto institucional de dichas entidades con cargo a recursos del Fondo para Intervenciones ante la Ocurrencia de Desastres Naturales (FONDES), creado mediante el artículo 4 de la Ley N° 30458, en el marco del numeral 4.5 del mismo artículo, del numeral 13.4 del artículo 13 de la Ley N° 30624, Ley que dispone medidas presupuestarias para el impulso del gasto en el Año Fiscal 2017, del numeral 46.1 y 46.2 del artículo 46 de la Ley N° 30879, Ley de Presupuesto del Sector Público para el Año Fiscal 2019, y del Decreto Supremo N° 132-2017-EF y sus modificatorias.

51.2 La incorporación de los recursos a los que se refiere el presente artículo se efectúa mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Defensa, y, para el caso de los Gobiernos Regionales y Gobiernos Locales, debe ser refrendado por el Presidente del Consejo de Ministros, el Ministro de Defensa y el Ministro de Economía y Finanzas; en ambos casos, a solicitud del Instituto Nacional de Defensa Civil (INDECI). Los decretos supremos correspondientes se publican hasta el 31 de marzo de 2020.

51.3 Para los fines a los que se refiere el presente artículo, exceptúase de lo dispuesto en el literal a) del artículo 18 y en el literal a) del numeral 20.3 del artículo 20 del Decreto Legislativo N° 1276, Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público No Financiero, disponiéndose, asimismo, que los recursos bajo el alcance del presente artículo no pueden ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el numeral 16.4 del artículo 16 del Decreto Legislativo N° 1441, Decreto Legislativo del Sistema Nacional de Tesorería.

51.4 El presente artículo entra en vigencia al día siguiente de la publicación del presente Decreto de Urgencia.

Artículo 52. Recursos para la implementación y puesta en marcha del Sistema de Alerta Temprana de Sismos y Tsunami del Perú

52.1 Dispóngase que, en el Presupuesto del Sector Público para el Año Fiscal 2020, se han asignado recursos en los pliegos del Instituto Nacional de Defensa Civil (INDECI) y del Instituto Geofísico del Perú (IGP), hasta por la suma de S/ 25 000 000,00 (VEINTICINCO MILLONES Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, para financiar las inversiones para la implementación y puesta en marcha del Sistema de Alerta Temprana de Sismos y Tsunami del Perú, con Códigos 2454990 y 2192876, en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones, conforme a lo siguiente:

a) El IGP ejecuta los componentes vinculados a la investigación, equipamiento, vigilancia y monitoreo del peligro sísmico, hasta por un monto de S/ 9 187 867,00 (NUEVE MILLONES CIENTO OCHENTA Y SIETE MIL OCHOCIENTOS SESENTA Y SIETE Y 00/100 SOLES);
b) El INDECI ejecuta los componentes vinculados al equipamiento correspondiente para la difusión y comunicación de alertas, así como para fortalecer las capacidades de respuesta de la población, hasta por un monto de S/ 15 812 133,00 (QUINCE MILLONES OCHOCIENTOS DOCE MIL CIENTO TREINTA Y TRES Y 00/100 SOLES), de los cuales S/ 13 976 591,00 (TRECE MILLONES NOVECIENTOS SETENTA Y SEIS MIL QUINIENTOS NOVENTA Y UNO Y 00/100 SOLES) son ejecutados como componentes que forman parte del sistema de alerta sísmica y S/ 1 835 542,00 (UN MILLÓN OCHOCIENTOS TREINTA Y CINCO MIL QUINIENTOS CUARENTA Y DOS Y 00/100 SOLES) son ejecutados como componentes que forman parte del sistema de Alerta de Tsunamis.

52.2 Dentro de los quince (15) días calendarios siguientes de terminado cada semestre del 2020, el IGP y el INDECI deben elaborar y publicar un informe en su portal institucional sobre las acciones realizadas en el marco de la presente disposición, así como remitir dicho informe a la Presidencia del Consejo de Ministros (PCM) en su calidad de ente rector del Sistema Nacional de Gestión del Riesgo de Desastres (SINAGERD).

52.3 Los recursos a los que se refiere el presente artículo no pueden ser destinados, bajo responsabilidad del titular de la entidad, para fines distintos a los señalados en el referido artículo.

Artículo 53. Recursos para impulsar la prevención y reducción del riesgo de inundaciones en cuencas hidrográficas priorizadas

53.1 Dispóngase que, en el Presupuesto del Sector Público para el Año Fiscal 2020, se han asignado recursos en el pliego Autoridad Nacional del Agua (ANA), hasta por la suma de S/ 21 000 000,00 (VEINTIÚN MILLONES Y 00/100

SOLES), por la fuente de financiamiento Recursos Ordinarios, destinados a financiar la elaboración de estudios de pre inversión a nivel de perfil y expedientes técnicos para el control de inundaciones en las cuencas de los ríos Quilca- Vitor-Chili, Urubamba-Vilcanota, Huallaga, Mantaro, Coata y una Intercuenca del Bajo Apurímac, priorizadas por la Autoridad Nacional del Agua; como una medida que impulse a ejecución de los procesos de prevención y reducción del riesgo de inundaciones, en beneficio y protección de la población, la infraestructura pública y privada así como las áreas de cultivo expuestas; en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones.

53.2 Dentro de los quince (15) días calendario siguientes de terminado cada semestre del 2020, la ANA debe elaborar y publicar un informe en su portal institucional sobre las acciones realizadas en el marco de la presente disposición, así como remitir dicho informe a la Presidencia del Consejo de Ministros en su calidad de ente rector del Sistema Nacional de Gestión del Riesgo de Desastres.

53.3 Los recursos a los que se refiere el presente artículo no pueden ser destinados, bajo responsabilidad del titular de la entidad, para fines distintos a los señalados en el referido artículo.

Artículo 54. Financiamiento de kits de respuesta educativa para la atención de emergencias

Autorízase al Ministerio de Educación para efectuar modificaciones presupuestarias en el nivel institucional a favor de los Gobiernos Regionales hasta por el monto de S/ 9 376 863,00 (NUEVE MILLONES TRESCIENTOS SETENTA Y SEIS MIL OCHOCIENTOS SESENTA Y TRES Y 00/100 SOLES), con cargo a su presupuesto institucional, por la fuente de financiamiento Recursos Ordinarios, en el Programa Presupuestal 0068: Reducción de la Vulnerabilidad y Atención de Emergencias por Desastres, para financiar la elaboración y distribución de los kits de respuesta educativa para la atención de emergencias en los respectivos ámbitos territoriales.

Las modificaciones presupuestarias en el nivel institucional autorizadas por el presente artículo, se aprueban mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Educación, a solicitud de este último.

Los recursos a los que se refiere el presente artículo no debe destinarse a fines distintos de aquellos para los cuales fueron asignados, bajo responsabilidad, debiendo ejecutarse conforme a las disposiciones que, para tal efecto, establece el Ministerio de Educación y a la normatividad de la materia.

CAPÍTULO VIII
DISPOSICIONES ESPECIALES EN MATERIA DE INVERSIÓN EN INFRAESTRUCTURA VIAL, AÉREA Y PORTUARIA, Y MANTENIMIENTO

Artículo 55. Recursos para financiar estudios y proyectos de inversión

55.1 Dispóngase que, en el Presupuesto del Sector Público para el Año Fiscal 2020, se han asignado hasta por la suma de S/ 98 000 000,00 (NOVENTA Y OCHO MILLONES Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, exclusivamente, para el financiamiento de estudios e inversiones, de acuerdo con el Anexo III del presente Decreto de Urgencia y según el siguiente detalle:

a) Hasta por la suma de S/ 78 427 694,00 (SETENTA Y OCHO MILLONES CUATROCIENTOS VEINTISIETE MIL SEISCIENTOS NOVENTA Y CUATRO Y 00/100 SOLES) en los Gobiernos Locales, para financiar estudios e inversiones de infraestructura vial urbana, a fin de facilitar la ejecución de la Línea 2 y Ramal Av. Faucett - Av. Gambetta de la Red Básica del Metro de Lima y Callao.

b) Hasta por la suma de S/ 19 572 306,00 (DIECINUEVE MILLONES QUINIENTOS SETENTA Y DOS MIL TRESCIENTOS SEIS Y 00/100 SOLES) en el pliego Ministerio de Defensa - Unidad Ejecutora Marina de Guerra del Perú, para el financiamiento del proyecto de Inversión "Mejoramiento y Ampliación de la Capacidad Operativa y Logística de la Base Aeronaval del Callao" con Código 2193999.

55.2 Los recursos a los que se refiere el numeral precedente no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en el presente artículo.

Artículo 56. Transferencias financieras para inversiones en puertos y/o aeropuertos

56.1 Autorízase al Ministerio de Transportes y Comunicaciones para realizar transferencias financieras, durante el Año Fiscal 2020, con cargo a los recursos de su presupuesto institucional, en la fuente de financiamiento Recursos Ordinarios, a favor de la Empresa Nacional de Puertos S.A. (ENAPU) hasta por la suma de S/ 23 983 266,00 (VEINTITRÉS MILLONES NOVECIENTOS OCHENTA Y TRES MIL DOSCIENTOS SESENTA Y SEIS 00/100 SOLES), a fin de continuar con el financiamiento de inversiones en el Terminal Portuario de Ilo hasta por la suma de S/ 12 653 440,00 (DOCE MILLONES SEISCIENTOS CINCUENTA Y TRES MIL CUATROCIENTOS CUARENTA Y 00/100 SOLES) y en el Terminal Portuario de Iquitos hasta por la suma de S/ 11 329 826,00 (ONCE MILLONES TRESCIENTOS VEINTINUEVE MIL OCHOCIENTOS VEINTISEIS Y 00/100 SOLES).

56.2 Las referidas transferencias financieras se aprueban mediante resolución del titular del pliego Ministerio de Transportes y Comunicaciones, previa suscripción de convenio y previa opinión del Fondo Nacional de Financiamiento de la Actividad Empresarial del Estado (FONAFE), en el marco de sus competencias. Dicha resolución se publica en el diario oficial El Peruano. Los recursos materia de transferencia se administran en las cuentas del Tesoro Público conforme a lo que disponga la Dirección General del Tesoro Público, y pueden ser considerados aporte de capital del Estado, emitiéndose las acciones correspondientes en el marco de la Ley N° 27170, Ley del Fondo Nacional de Financiamiento de la Actividad Empresarial del Estado.

El Ministerio de Transportes y Comunicaciones publica en su portal institucional un informe trimestral sobre el estado situacional y la ejecución de los recursos a los que se refiere el presente artículo.

Artículo 57. Transferencia de recursos a favor del Ministerio de Defensa y Gobiernos Locales

57.1 Autorízase al Ministerio de Transportes y Comunicaciones, durante el Año Fiscal 2020, para realizar modificaciones presupuestarias en el nivel institucional, conforme a lo siguiente:

a) A favor del Ministerio de Defensa, hasta por la suma de S/ 78 016 734,00 (SETENTA Y OCHO MILLONES DIECISEIS MIL SETECIENTOS TREINTA Y CUATRO Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, conforme al siguiente detalle:

a.1) Hasta por la suma de S/ 76 352 408,00 (SETENTA Y SEIS MILLONES TRESCIENTOS CINCUENTA Y DOS MIL CUATROCIENTOS OCHO Y 00/100 SOLES), a la Fuerza Aérea del Perú con el objeto que sean destinadas para realizar estudios de preinversión, ejecutar obras de infraestructura, equipamiento, mantenimiento, rehabilitación u otros, en aeródromos bajo su administración, de acuerdo a los convenios específicos y/o adendas correspondientes, con la finalidad de asegurar la operatividad de los mismos, en beneficio de la infraestructura aeroportuaria del país.

a.2) Hasta por la suma de S/ 1 664 326,00 (UN MILLÓN SEISCIENTOS SESENTA Y CUATRO MIL TRESCIENTOS VEINTISEIS Y 00/100 SOLES) al Ejército del Perú, para realizar estudios de preinversión, ejecutar obras de infraestructura, equipamiento, mantenimiento, rehabilitación u otros, en las instalaciones de la Base de la Aviación del Ejército que colinda con el de Las Palmas, de acuerdo a los convenios específicos y/o adendas correspondientes.

b) A favor de los Gobiernos Locales, hasta por la suma de S/ 210 774 304,00 (DOSCIENTOS DIEZ MILLONES SETECIENTOS SETENTA Y CUATRO MIL TRESCIENTOS CUATRO Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, para el fortalecimiento de las capacidades de gestión vial, el mantenimiento, ejecución y consultoría de obra de infraestructura vial en el marco del programa de inversión de código PROG-23-2012-SNIP- Gestión del Programa y Otros: Programa de Apoyo al Transporte Subnacional – PATS. Dichas modificaciones presupuestarias se aprueban, previa suscripción de convenio, hasta el 30 de junio del 2020.

57.2 Las modificaciones presupuestarias autorizadas en el numeral 57.1 se aprueban mediante decreto supremo refrendado por el Ministro de Economía y Finanzas, el Ministro de Defensa, el Ministro del Interior, según corresponda, y por el Ministro de Transportes y Comunicaciones, a propuesta de este último.

57.3 El Ministerio de Transportes y Comunicaciones es responsable de la verificación y seguimiento, lo que incluye el avance físico y financiero de los recursos que se transfieren en el marco de lo establecido en el literal b) del numeral 57.1 y del cumplimiento de las acciones contenidas en el convenio al que se refiere el mencionado literal.

57.4 La autorización otorgada por el presente artículo se financia con cargo al presupuesto institucional del Ministerio de Transportes y Comunicaciones, sin demandar recursos adicionales al Tesoro Público.

57.5 Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme al presente artículo.

Artículo 58. Liquidación y cierre de las actividades y proyectos del Proyecto Especial para la preparación y desarrollo de los XVIII Juegos Panamericanos del 2019

58.1 A fin de garantizar la etapa de liquidación y de cierre, en el Año Fiscal 2020, de las actividades e inversiones del Proyecto Especial para la preparación y desarrollo de los XVIII Juegos Panamericanos del 2019, autorízase al Poder Ejecutivo para incorporar en el presupuesto institucional del Ministerio de Transportes y Comunicaciones los créditos presupuestarios de la fuente de financiamiento Recursos Ordinarios, de la Unidad Ejecutora 013: Proyecto Especial para la preparación y desarrollo de los XVIII Juegos Panamericanos 2019, no ejecutados en el presupuesto institucional del Año Fiscal 2019, hasta por el monto necesario para financiar la liquidación y cierre de las actividades e inversiones durante el Año Fiscal 2020.

58.2 Los recursos a los que se refiere el numeral precedente se incorporan mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Transportes y Comunicaciones, a propuesta de este último, debiéndose publicar el decreto supremo hasta el 31 de enero de 2020, previo informe favorable de la Dirección General de Presupuesto Público. Para ello, exceptúase de lo dispuesto en el literal a) del artículo 18 y en el literal a) del numeral 20.3 del artículo 20 del Decreto Legislativo N° 1276 Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público No Financiero, disponiéndose, asimismo, que los recursos bajo el alcance del presente artículo no pueden ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el numeral 16.4 del artículo 16 del Decreto Legislativo N° 1441, Decreto Legislativo del Sistema Nacional de Tesorería.

58.3 Lo dispuesto en los numerales precedentes es aplicable siempre que dicho financiamiento no haya sido considerado en el presupuesto institucional del Año Fiscal 2020 por parte del respectivo pliego, para la misma finalidad.

58.4 El presente artículo entra en vigencia al día siguiente de la publicación del presente Decreto de Urgencia.

Artículo 59. Financiamiento para la ejecución del mantenimiento vial

59.1 Dispóngase que, en el Presupuesto del Sector Público para el Año Fiscal 2020, se han asignado recursos en los Gobiernos Regionales, hasta por la suma de S/ 321 382 489,00 (TRESCIENTOS VEINTIÚN MILLONES TRESCIENTOS OCHENTA Y DOS MIL CUATROCIENTOS OCHENTA Y NUEVE Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, destinados, exclusivamente, al financiamiento para la ejecución de mantenimiento vial, periódico, rutinario y de conservación por niveles de servicio, de acuerdo con el Anexo V del presente Decreto de Urgencia. Los recursos a los que se refiere el presente numeral no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en el presente artículo.

59.2 El Ministerio de Transportes y Comunicaciones es responsable de la verificación y seguimiento de la ejecución de los recursos asignados a los Gobiernos Regionales en el Año Fiscal 2020 para la ejecución del mantenimiento vial, lo que incluye el avance físico y financiero de los recursos. Para tal fin, los Gobiernos Regionales informan al citado Ministerio de los avances físicos y financieros de la ejecución de dichos recursos, con relación a su cronograma de ejecución y/o las disposiciones contenidas en los convenios y/o lineamientos correspondientes que el mencionado Ministerio establezca.

59.3 El Ministerio de Transporte y Comunicaciones publica en su portal electrónico, la información del estado de las vías departamentales a nivel de tramo o subtramo, según sea necesario, a través de un aplicativo informático con actualización mensual a partir de enero 2020, en el marco de la "Matriz de Compromisos de mejora de desempeño de las acciones de mantenimiento y de aquellas dirigidas a garantizar la seguridad vial en el transporte terrestre", suscrita en el marco del numeral 23.4 del artículo 23 de la Ley N° 30879, Ley de Presupuesto del Sector Público para el Año Fiscal 2019.

59.4 Los Gobiernos Regionales publican en su portal electrónico, informes trimestrales sobre el avance de la ejecución física y financiera del mantenimiento vial; asimismo, publican los contratos detallados a nivel tramo, costos unitarios y totales, periodo de ejecución (meses) y cronograma mensual de pagos, asociado a las intervenciones incluidas en el Anexo V del presente Decreto de Urgencia.

59.5 El avance físico y financiero en la ejecución de los recursos asignados en el numeral 59.1 al primer trimestre del año 2020, es tomado en consideración durante la fase de programación multianual presupuestaria 2021-2023.

CAPÍTULO IX
DISPOSICIONES ESPECIALES EN MATERIA DE AGRICULTURA

Artículo 60. Fondo Sierra Azul

60.1 Dispóngase que, durante el Año Fiscal 2020, el Fondo Sierra Azul financia y/o cofinancia proyectos de inversión de riego, apoyo al desarrollo productivo, siembra y cosecha de agua y riego tecnificado viables o inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación, presentados por los tres niveles de gobierno y cuya ejecución está a cargo del Ministerio de Agricultura y Riego, Gobiernos Regionales y Gobiernos Locales.

Asimismo, el Fondo Sierra Azul queda autorizado para financiar fichas técnicas y estudios de preinversión al Ministerio de Agricultura y Riego, los que son destinados, en ambos casos, para mejorar las condiciones de disponibilidad de acceso y uso eficiente de los recursos hídricos e incrementar la productividad agraria e inserción competitiva a los mercados, incluyendo los departamentos, provincias y distritos de la Amazonía comprendidos en el artículo 3 de la Ley N° 27037, Ley de Promoción de la Amazonía, a través de tres componentes: i) la mejora en la eficiencia en la infraestructura de riego, ii) la tecnificación del riego parcelario, y iii) las intervenciones de siembra y cosecha de agua que permitan mejorar la interceptación y retención de las aguas de lluvia, su almacenamiento y regulación dentro del suelo, subsuelo y acuíferos, así como en cuerpos superficiales, para su aprovechamiento en un determinado lugar y tiempo.

60.2 Para tal fin, se autoriza al Ministerio de Agricultura y Riego, durante el Año Fiscal 2020, para realizar modificaciones presupuestarias en el nivel institucional a favor de los Gobiernos Regionales y Gobiernos Locales, previa suscripción del convenio respectivo, las que se aprueban mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Agricultura y Riego, a propuesta de este último.

60.3 Asimismo, durante el Año Fiscal 2020, los recursos del Fondo Sierra Azul a que se refiere la presente disposición se incorporan en los pliegos correspondientes, en el marco de la normatividad que regula dicho Fondo, hasta el 28 de junio de 2020.

Artículo 61. Fondo AGROPERÚ

61.1. Dispóngase que, en el Presupuesto del Sector Público para el Año Fiscal 2020, en el pliego Ministerio de Agricultura y Riego, se ha asignado hasta la suma de S/ 440 000 000,00 (CUATROCIENTOS CUARENTA MILLONES Y 00/100 SOLES), en la fuente de financiamiento Recursos Ordinarios, para los fines del Fondo AGROPERÚ creado mediante el Decreto de Urgencia N° 027-2009.

61.2 La transferencia de los recursos mencionados en el numeral precedente, al Fondo AGROPERÚ, está sujeto a la emisión del decreto supremo que aprueba la reestructuración de dicho Fondo, en el marco de lo establecido en la Quinta Disposición Complementaria Final de la Ley N° 30893, Ley que modifica diversos artículos de la Ley N° 29064, a efectos de fortalecer el Banco Agropecuario - AGROBANCO y establece facilidades para el pago de las deudas de sus prestatarios.

61.3 El Ministerio de Economía y Finanzas, en coordinación con el Ministerio de Agricultura y Riego, realiza las acciones necesarias para diseñar e implementar una evaluación de impacto de las intervenciones que se realicen con cargo a los recursos a los que se refiere el presente artículo.

61.4 Los recursos a los que se refiere este artículo no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los establecidos.

Artículo 62. Programa de Compensación para la Competitividad – AGROIDEAS

62.1 Autorízase a los Gobiernos Regionales y Gobiernos Locales, durante el Año Fiscal 2020, a aprobar transferencias financieras a favor del Ministerio de Agricultura y Riego, para la ejecución de Planes de Negocios a través de convenios de colaboración interinstitucional, en el marco del Programa de Compensación para la Competitividad – AGROIDEAS, a ser implementados en sus respectivos ámbitos territoriales. Dichas transferencias financieras se aprueban mediante Acuerdo del Consejo Regional o Acuerdo del Concejo Municipal respectivo, previo informe favorable de la oficina de presupuesto o la que haga sus veces en el Gobierno Regional o Municipalidad respectiva. Dicho Acuerdo se publica en el diario oficial El Peruano.

62.2 La aplicación de lo establecido en el presente artículo se financia con cargo al presupuesto institucional de los Gobiernos Regionales o Gobiernos Locales, según corresponda, que participan en dicho Programa, por las fuentes de financiamiento Recursos Directamente Recaudados y Recursos Determinados, sin demandar recursos adicionales al Tesoro Público.

62.3 Los recursos públicos transferidos en el marco del presente artículo, bajo responsabilidad, deben destinarse a los fines para los cuales se autorizó su transferencia.

Artículo 63. Financiamiento para el afianzamiento hídrico del Valle del Río Tambo

63.1. Dispóngase que, en el Presupuesto del Sector Público para el Año Fiscal 2020, en el pliego Ministerio de Agricultura y Riego, se ha asignado hasta la suma de S/ 7 000 000,00 (SIETE MILLONES Y 00/100 SOLES), en la fuente de financiamiento Recursos Ordinarios, para la formulación del expediente técnico del afianzamiento hídrico en la sub cuenca baja del Río Paltuture para el desarrollo agrícola de cuenca del Río Tambo – Regiones de Arequipa y Moquegua, en el marco de la compensación hídrica del Valle del Río Tambo de la Región de Arequipa.

63.2 Los recursos a los que se refiere este artículo no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los establecidos.

DISPOSICIONES COMPLEMENTARIAS TRANSITORIAS

Primera. Las entidades públicas que a continuación se detallan aprueban disposiciones de austeridad, disciplina y calidad en el gasto público y de ingresos del personal, que contienen necesariamente medidas en esos rubros. Dicha aprobación se efectúa conforme a lo siguiente:

a) En las empresas y entidades bajo el ámbito del Fondo Nacional de Financiamiento de la Actividad Empresarial del Estado (FONAFE), mediante decreto supremo refrendado por el ministro de Economía y Finanzas.

b) En el Banco Central de Reserva del Perú (BCRP) y la Superintendencia de Banca, Seguros y Administradoras Privadas de Fondos de Pensiones (SBS), mediante acuerdo de directorio y resolución de su titular, según corresponda.

c) En la empresa Petróleos del Perú (PETROPERÚ S.A.), mediante acuerdo de directorio. En materia de ingresos del personal y arbitraje laboral, dicha entidad se sujeta a los lineamientos técnicos financieros y limitaciones que establezca el FONAFE.

d) En las empresas de los Gobiernos Regionales y de los Gobiernos Locales, mediante acuerdo de directorio.

e) En los organismos supervisores y reguladores de servicios públicos, mediante resolución de su titular. En materia de ingresos del personal se sujeta a lo dispuesto en este Decreto de Urgencia; y en lo que corresponda a la Ley N° 30057, Ley del Servicio Civil y sus reglamentos, aprobados en el marco de la Décima Disposición Complementaria Final de la mencionada ley.

f) En los organismos públicos descentralizados de los Gobiernos Regionales y Gobiernos Locales, mediante resolución de su titular. En materia de ingresos del personal se sujeta a lo dispuesto en este Decreto de Urgencia; y, en lo que corresponda, a la Ley N° 30057, Ley del Servicio Civil y sus reglamentos, aprobados en el marco de la Décima Disposición Complementaria Final de la mencionada ley.

Las disposiciones que se aprueben conforme a lo señalado en los literales precedentes deben publicarse en el diario oficial El Peruano, en un plazo que no exceda el 31 de diciembre de 2019, y rigen a partir del 1 de enero de 2020. De no efectuarse tal publicación, son de aplicación las normas de austeridad, disciplina y calidad del gasto público y de ingresos del personal contenidas en el presente Decreto de Urgencia, según sea el caso.

La presente disposición entra en vigencia al día siguiente de la publicación del presente Decreto de Urgencia.

Segunda. De producirse una modificación en las estimaciones de ingresos que determinen una variación en los recursos, correspondientes a las fuentes de financiamiento Recursos Determinados y Recursos Directamente Recaudados, autorízase a las entidades públicas de las entidades del Gobierno Nacional, los Gobiernos Regionales y los Gobiernos Locales, hasta el 31 de enero de 2020, para modificar su presupuesto institucional aprobado por las fuentes de financiamiento antes mencionadas.

Para el caso de los recursos por la fuente de financiamiento Recursos Directamente Recaudados, la autorización a la que se refiere el párrafo precedente se aplica sólo para reducir su presupuesto institucional aprobado.

Para el caso de los recursos por la fuente de financiamiento Recursos Determinados provenientes de los conceptos incluidos en los índices de distribución que aprueba el Ministerio de Economía y Finanzas, a través de la Dirección General de Presupuesto Público, las entidades públicas deben modificar su presupuesto institucional aprobado, por los conceptos antes referidos, conforme a los montos estimados de Recursos Determinados para el Presupuesto Institucional de Apertura correspondiente al Año Fiscal 2020, que son publicados hasta el 20 de diciembre de 2019, mediante resolución directoral de la mencionada Dirección General.

Asimismo, en los casos que fuera necesario una modificación en las estimaciones de saldos de balance por la fuente de financiamiento Recursos Determinados, autorízase a los Gobiernos Regionales y Gobiernos Locales, hasta el 28 de febrero de 2020, para reducir su presupuesto institucional aprobado respecto a los recursos correspondientes a saldos de balance por la fuente de financiamiento Recursos Determinados, previa opinión favorable de la Dirección General de Presupuesto Público. Las solicitudes de modificación deben presentarse hasta el 7 de febrero de 2020 a la Dirección General de Presupuesto Público.

Para efectos de la aplicación de la presente disposición, las entidades públicas quedan exoneradas de todas las disposiciones legales que se opongan o limiten su aplicación, debiendo cumplir con lo establecido en el artículo 31 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

La presente disposición entra en vigencia a partir del día siguiente de la publicación del presente Decreto de Urgencia.

DISPOSICIONES COMPLEMENTARIAS FINALES

Primera. Establézcase como límite para que el Banco Central de Reserva del Perú (BCRP) requiera autorización por ley para efectuar operaciones y celebrar convenios de crédito para cubrir desequilibrios transitorios en la posición de las reservas internacionales, cuando el monto de tales operaciones y convenios supere una suma equivalente a diez veces el valor de la cuota del Perú en el Fondo Monetario Internacional (FMI), de conformidad con el artículo 85 de la Constitución Política del Perú.

Segunda. Los créditos presupuestarios correspondientes a las competencias y funciones transferidas en el año 2019 en el marco del proceso de descentralización y que no hayan sido consideradas en la fase de programación multianual y formulación del Presupuesto del Sector Público para el Año Fiscal 2020 en el pliego correspondiente, se transfieren durante el presente Año Fiscal, con cargo al presupuesto del pliego que ha transferido la competencia, conforme a lo establecido en la Quinta Disposición Transitoria de la Ley N° 27783, Ley de Bases de la Descentralización. Dichas transferencias se realizan en enero del año 2020 a propuesta del pliego respectivo y detallan el monto que corresponde a cada pliego a ser habilitado. La propuesta antes mencionada se remite al Ministerio de Economía y Finanzas para los fines respectivos.

Tercera. Respecto al financiamiento para pago de obligaciones previsionales a cargo de la Caja de Pensiones Militar Policial:

1. Autorízase, de manera excepcional, al Ministerio de Economía y Finanzas, para realizar modificaciones presupuestarias en el nivel institucional, en el mes de diciembre del Año Fiscal 2019, a favor de los pliegos Ministerio de Defensa y Ministerio del Interior con cargo a los recursos a los que se refiere el artículo 53 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, y a los saldos disponibles según proyección al cierre del Año Fiscal 2019 del Presupuesto del Sector Público. Dicha modificación presupuestaria no se encuentra comprendida dentro del límite del monto a que se refiere el numeral 36.5 del artículo 36 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

   Las modificaciones presupuestarias en el nivel institucional, autorizadas en la presente disposición, se aprueban mediante decreto supremo a propuesta del Ministerio de Defensa y del Ministerio del Interior, según corresponda, y utilizando, de ser necesario, el procedimiento establecido en el artículo 54 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. Las propuestas de decreto supremo deben ser presentadas al Ministerio de Economía y Finanzas a más tardar hasta el 16 de diciembre de 2019.

   Dichos recursos se incorporan en los presupuestos de los mencionados pliegos en la fuente de financiamiento Recursos Ordinarios. Luego de que se incorporen los referidos recursos, y hasta el 27 de diciembre de 2019, los pliegos Ministerio de Defensa y Ministerio del Interior, mediante resolución de su titular, que se publica en el diario oficial El Peruano, deben autorizar una transferencia financiera por el monto total de los recursos que les han sido transferidos en virtud de lo establecido en el párrafo precedente del presente numeral, a favor de la Caja de Pensiones Militar Policial (CPMP), para ser destinados exclusivamente al financiamiento del pago de las obligaciones previsionales a cargo de la CPMP.

2. Autorízase, durante el Año Fiscal 2020, al Ministerio de Economía y Finanzas, para realizar modificaciones presupuestarias en el nivel institucional, a favor de los pliegos Ministerio de Defensa y Ministerio del Interior con cargo a los recursos a los que se refiere el artículo 53 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. Las modificaciones presupuestarias en el nivel institucional, autorizadas en la presente disposición, se aprueban mediante decreto supremo a propuesta del Ministerio de Defensa y del Ministerio del Interior, según corresponda, y utilizando el procedimiento establecido en el artículo 54 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

Dichos recursos se destinan, únicamente, para financiar las transferencias financieras que dichos pliegos deben efectuar a favor de la CPMP para ser destinados exclusivamente al financiamiento del pago de las obligaciones previsionales a cargo de la CPMP. Dichos recursos no pueden utilizarse para fines distintos a los establecidos en la presente disposición. Las referidas transferencias financieras se aprueban mediante resolución del titular, del Ministerio de Defensa y Ministerio del Interior, según corresponda, y se publican en el diario oficial El Peruano.

3. Las transferencias financieras que, en el marco de lo dispuesto por la presente disposición, efectúen los pliegos Ministerio de Defensa y Ministerio del Interior a favor de la Caja de Pensiones Militar Policial (CPMP), son otorgadas en las cuentas que determine la Dirección General del Tesoro Público, para su asignación financiera conforme a los procedimientos del Sistema Nacional de Tesorería, de manera que los recursos de las citadas transferencias no utilizados en el cumplimiento de las indicadas obligaciones previsionales por parte de la CPMP, son devueltos por esta última a los pliegos Ministerio de Defensa y Ministerio del Interior, para que dichos pliegos efectúen la reversión de los citados recursos al Tesoro Público, hasta el mes de marzo de 2020. Los pliegos Ministerio de Defensa y Ministerio del Interior son responsables de la verificación y seguimiento del cumplimiento de la finalidad para la cual son transferidos los recursos.

4. Autorízase a la Caja de Pensiones Militar Policial (CPMP) a restituirse los montos utilizados para el financiamiento de lo establecido en la Ley N° 30683, en el ejercicio fiscal 2019, con cargo a los recursos que le han sido transferidos por los Ministerios de Defensa e Interior, hasta por los montos que la CPMP hubiere desembolsado para el pago de las obligaciones previsionales a su cargo.

5. La presente disposición entra en vigencia a partir del día siguiente de la publicación del presente Decreto de Urgencia.

Cuarta. Dispóngase que para el Año Fiscal 2020, los Documentos Cancelatorios - Tesoro Público emitidos al amparo de la Ley N° 29266, Ley que autoriza la emisión de Documentos Cancelatorios - Tesoro Público para el pago del Impuesto General a las Ventas y del Impuesto a la Renta generado por contrataciones del pliego Ministerio de Defensa, son financiados con cargo a los recursos de la Reserva de Contingencia hasta por la suma de S/ 58 451 906,00 (CINCUENTA Y OCHO MILLONES CUATROCIENTOS CINCUENTA Y UN MIL NOVECIENTOS SEIS Y 00/100 SOLES), los cuales, para efectos de lo establecido en la presente disposición, se transfieren al pliego Ministerio de Defensa mediante decreto supremo, con el voto aprobatorio del Consejo de Ministros, hasta por el monto que sea requerido en dicho periodo, sin exceder el límite establecido en el artículo 3 de la Ley N° 29266, y se incorporan en el presupuesto institucional del mencionado pliego en la fuente de financiamiento Recursos Ordinarios.

Quinta. Autorízase, excepcionalmente, la realización de transferencias de recursos de las entidades del Gobierno Nacional, Gobiernos Regionales y Gobiernos Locales, a favor del pliego Autoridad Nacional del Servicio Civil (SERVIR), con la finalidad de otorgar financiamiento y cofinanciamiento del complemento remunerativo a cargo de dicha entidad, para la asignación de los gerentes públicos de acuerdo con la normatividad de la materia.

Asimismo, autorízase a SERVIR, durante el Año Fiscal 2020, para pagar el total de la remuneración de los gerentes públicos asignados a entidades públicas, lo que comprende las entidades públicas, programas y proyectos que no cuenten con plazas presupuestadas.

Para el financiamiento de la remuneración a la que se refiere el párrafo precedente, autorízase de manera excepcional a las entidades receptoras de gerentes públicos para efectuar transferencias de recursos a favor de SERVIR, de los recursos destinados a la contratación bajo el Régimen Laboral Especial del Decreto Legislativo N° 1057 de profesionales para los cargos que sean cubiertos con gerentes públicos. El pago del complemento remunerativo a cargo de SERVIR, en los casos que dicho complemento resulte necesario, se financia con cargo al presupuesto institucional del pliego Servir, sin demandar recursos adicionales al Tesoro Público.

Las transferencias de recursos a las que se refieren los párrafos precedentes se efectúan, en el caso de las entidades del Gobierno Nacional, mediante modificaciones presupuestarias en el nivel institucional aprobadas por decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro del Sector habilitador, a propuesta de este último; en el caso de los Gobiernos Regionales, mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Presidente del Consejo de Ministros, a propuesta del Gobierno Regional; y, en el caso de los Gobiernos Locales, los recursos se transfieren a través de transferencias financieras que se aprueban mediante Acuerdo de Concejo Municipal, requiriéndose el informe previo favorable de la Oficina de Presupuesto o la que haga sus veces en la entidad.

Únicamente para la aplicación de la presente disposición, se exonera a las entidades receptoras de gerentes públicos de las restricciones señaladas en el artículo 49 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. El pliego SERVIR, únicamente para la aplicación de la presente disposición, queda exonerado de lo establecido en el numeral 9.1 del artículo 9 del presente Decreto de Urgencia.

Sexta. Dispóngase que para efectos de la implementación del Régimen de la Ley del Servicio Civil, lo establecido en los artículos 6 y 8 y en los numerales 9.1 y 9.4 del artículo 9 del presente Decreto de Urgencia no es aplicable a las entidades que cuenten con el Cuadro de Puestos de la Entidad (CPE) aprobado; y que lo establecido en el segundo párrafo de la disposición complementaria transitoria cuarta de la Ley N° 30057, Ley del Servicio Civil, no incluye los planes de seguros médicos familiares u otros de naturaleza análoga, que estén percibiendo los trabajadores bajo los regímenes de los Decretos Legislativos N° 276, 728 y 1057.

Para la aplicación de la exoneración al numeral 9.1 del artículo 9, a que se refiere la presente disposición, se requiere el informe previo favorable de la Dirección General de Presupuesto Público del Ministerio de Economía y Finanzas.

Sétima. Autorízase la transferencia de recursos de las entidades del Gobierno Nacional, Gobiernos Regionales y Gobiernos Locales a favor de la Autoridad Nacional del Servicio Civil (SERVIR), con la finalidad de desarrollar programas formativos, incluidos los procesos de selección, a cargo de la Escuela Nacional de Administración Pública (ENAP), previa suscripción de convenio.

Las transferencias de recursos a los que se refiere la presente disposición se efectúan, en el caso de las entidades de Gobierno Nacional, mediante modificaciones presupuestarias en el nivel institucional aprobadas por decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro del sector habilitador, a propuesta de este último; en el caso de los Gobiernos Regionales y de los Gobiernos Locales, los recursos se transfieren mediante transferencias financieras que se aprueban por acuerdo de consejo regional o concejo municipal, según sea el caso, requiriéndose en ambos casos el informe previo favorable de la oficina de presupuesto o la que haga sus veces en la entidad. El acuerdo de consejo regional se publica en el diario oficial El Peruano y el acuerdo del concejo municipal se publica en la página web del Gobierno Local respectivo.

Las entidades del Gobierno Nacional, los Gobiernos Regionales y los Gobiernos Locales que transfieren recursos en el marco de lo establecido en la presente disposición, son responsables de la verificación y seguimiento, lo que incluye el monitoreo financiero de los recursos transferidos y del cumplimiento de las acciones que desarrolle Servir a través de la ENAP.

Octava. Para la emisión del decreto supremo a que hace referencia el último párrafo del artículo 52 de la Ley N° 30057, Ley del Servicio Civil, la entidad respectiva debe contar con el Cuadro de Puestos de la Entidad - CPE aprobado. Para dicho efecto y para la aprobación del CPE, las entidades quedan exoneradas de lo establecido en los artículos 6 y 9 del presente Decreto de Urgencia y en lo establecido en las prohibiciones contenidas en la Ley N° 28212 y el Decreto de Urgencia N° 038-2006. Esta exoneración es aplicable únicamente a puestos pertenecientes al Servicio Civil.

Novena. Autorízase a la Autoridad Nacional del Servicio Civil para que, en el caso de que la remuneración determinada por la política en materia de ingresos del Régimen Laboral Especial de los Gerentes Públicos, fuera inferior a los conceptos remunerativos y no remunerativos correspondientes a la plaza que ocupe o cargo que desempeñe el Gerente Público en la entidad receptora, se establezca como política en materia de ingresos final el monto presupuestado por la entidad receptora.

Décima. Respecto a la continuidad de inversiones:

1. Para garantizar, en el Año Fiscal 2020, la continuidad de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones, de los proyectos que no se encuentran bajo el ámbito de dicho Sistema Nacional y de estudios de preinversión, según corresponda, a cargo de los pliegos del Gobierno Nacional, Gobiernos Regionales y Gobiernos Locales, créase el "Fondo para la continuidad de las inversiones" a cargo del Ministerio de Economía y Finanzas, para el financiamiento de lo establecido en el numeral 2, hasta por la suma de S/ 3 500 000 000,00 (TRES MIL QUINIENTOS MILLONES Y 00/100 SOLES), de los cuales hasta por la suma de S/ 2 300 000 000,00 (DOS MIL TRESCIENTOS MILLONES Y 00/100 SOLES) corresponden a la fuente de financiamiento Recursos Ordinarios, y S/ 1 200 000 000,00 (MIL DOSCIENTOS MILLONES Y 00/100 SOLES), corresponden a la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito. Dicho Fondo se financia con los siguientes recursos:

   a) El saldo presupuestal de libre disponibilidad de la fuente de financiamiento Recursos Ordinarios del año 2019 al que se hace referencia en el literal a) del artículo 18 del Decreto Legislativo N° 1276, Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público No Financiero, y cuyo procedimiento de determinación se establece en la Resolución Ministerial N° 371-2008-EF/77.
   b) Los montos no devengados al 31 de diciembre de 2019 de la fuente Recursos por Operaciones Oficiales de Crédito y que no constituyen saldos de balance de dicha fuente que fueron asignados de conformidad con el numeral 12.2 del artículo 12 y, artículo 14 de la Ley N° 30879, Ley de Presupuesto del Sector Público para el Año Fiscal 2019.

   Dicho Fondo se constituye en el pliego Ministerio de Economía y Finanzas y sus recursos se transfieren mediante modificaciones presupuestarias en el nivel institucional, hasta el 17 de abril de 2020, que se aprueban mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro del Sector correspondiente, y para el caso de los Gobiernos Regionales y Gobiernos Locales solo con el refrendo del Ministro de Economía y Finanzas debiéndose, además, publicar el decreto supremo correspondiente hasta el 16 de abril de 2020.

2. El "Fondo para la continuidad de las inversiones" financia, en el Año Fiscal 2020, lo siguiente:

   a) La continuidad de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones, de los proyectos que no se encuentran bajo el ámbito de dicho Sistema Nacional y de estudios de preinversión, a cargo de los pliegos del Gobierno Nacional, Gobiernos Regionales y Gobiernos Locales, que fueron financiados en el Año Fiscal 2019 con la fuente de financiamiento Recursos Ordinarios, y cuyos créditos presupuestarios fueron comprometidos y no devengados al 31 de diciembre de 2019, para ejecutar dichas intervenciones.
   El compromiso se determina en función al registro en el Sistema Integrado de Administración Financiera del Sector Público (SIAF-SP) vinculado a los contratos derivados del procedimiento de selección en el ámbito de aplicación de la Ley de Contrataciones del Estado registrados al 31 de diciembre de 2019, en el Sistema Electrónico de Contrataciones del Estado (SEACE), conforme a las validaciones de la interfaz SIAF-SEACE y a la información que remita formalmente el Organismo Supervisor de las Contrataciones del Estado (OSCE). Para efectos de la determinación del compromiso en el caso de las contrataciones fuera del ámbito del SEACE, la Dirección General de Presupuesto Público puede utilizar información complementaria para la determinación del mencionado compromiso.
   b) La continuidad de las inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de los proyectos que no se encuentran bajo el ámbito de dicho sistema, que fueron financiados en el Año Fiscal 2019 con la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito provenientes de la emisión de bonos soberanos, a cargo de los pliegos del Gobierno Nacional, Gobiernos Regionales y Gobiernos Locales.

3. Autorízase al Poder Ejecutivo para incorporar, en el Año Fiscal 2020, en los pliegos del Gobierno Nacional, Gobiernos Regionales y Gobiernos Locales, los créditos presupuestarios de la fuente de financiamiento Recursos Ordinarios, comprometidos y no devengados al 31 de diciembre de 2019, para ejecutar inversiones bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones, de los proyectos que no se encuentran bajo el ámbito de dicho Sistema Nacional y de estudios de preinversión, a cargo de dichos pliegos, con el fin de garantizar, en el año 2020 la continuidad de las mencionadas intervenciones. El compromiso se determina conforme a lo señalado en el segundo párrafo del literal a) del numeral 2 de esta disposición.
   La incorporación de los créditos presupuestarios se realiza mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro del sector correspondiente, y para el caso de los Gobiernos Regionales y

Gobiernos Locales solo con el refrendo del Ministro de Economía y Finanzas. Dicho decreto supremo se publica hasta el 17 de abril de 2020. La referida incorporación de créditos presupuestarios se realiza, de ser necesario, en fuentes de financiamiento distintas a la de Recursos Ordinarios, de conformidad con la normatividad correspondiente, y se sujeta a la disponibilidad de recursos.

4. Lo dispuesto en los numerales 1, 2 y 3 es aplicable siempre que dicho financiamiento no haya sido considerado en el presupuesto institucional del Año Fiscal 2020, por parte del respectivo pliego, para la misma inversión bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones o proyecto que no se encuentran bajo el ámbito de dicho sistema, según corresponda. Para la determinación del monto que se autorice a las entidades del Gobierno Nacional, los Gobiernos Regionales y los Gobiernos Locales en el marco de los numerales antes mencionados se considera el costo total de la inversión o proyecto según corresponda, el monto que se encuentra autorizado en el Presupuesto Institucional de Modificado del Año Fiscal 2020, el devengado acumulado al 31 de diciembre de 2019, y la proyección del monto ejecutable en el Año Fiscal 2020 para dicha inversión o proyecto.

5. Cumplido el plazo señalado en el numeral 1, y de existir créditos presupuestarios del "Fondo para la continuidad de las inversiones" que no hubieran sido transferidos en el marco de lo señalado en dicho numeral, autorízase al Ministerio de Economía y Finanzas, a partir del 20 de abril de 2020, a modificar su Presupuesto Institucional Modificado reduciéndolo respecto sólo de los créditos presupuestarios autorizados para el financiamiento del mencionado Fondo, por las fuentes de financiamiento Recursos Ordinarios y Recursos por Operaciones Oficiales de Crédito. Dichas modificaciones se aprueban mediante resolución del Titular del pliego Ministerio de Economía y Finanzas. Para tal efecto, el Ministerio de Economía y Finanzas queda exonerado de todas las disposiciones legales que se opongan o limiten su aplicación, debiendo remitir una copia de la resolución dentro de los cinco (05) días calendario de aprobada a los organismos señalados en el párrafo 31.4 del artículo 31 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

6. No se encuentran comprendidos, en lo dispuesto en la presente disposición, los recursos no ejecutados que fueron asignados a las entidades del Gobierno Nacional, los Gobiernos Regionales y los Gobiernos Locales con cargo al "Fondo para intervenciones ante la ocurrencia de desastres naturales" creado por el artículo 4 de la Ley N° 30458.

7. Para efectos de lo establecido en la presente disposición, exceptúase de lo dispuesto en el literal a) del artículo 18 y en literal a) del numeral 20.3 del artículo 20 del Decreto Legislativo N° 1276, Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público No Financiero, disponiéndose, asimismo, que los recursos bajo el alcance de la presente disposición no pueden ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el numeral 16.4 del artículo 16 del Decreto Legislativo N° 1441, Decreto Legislativo del Sistema Nacional de Tesorería.

8. La presente disposición entra en vigencia al día siguiente de la publicación del presente Decreto de Urgencia.

Undécima. Autorízase, durante el Año Fiscal 2020, al Ministerio de Economía y Finanzas para realizar los aportes que se requieran para los fines de implementación y cumplimiento de las actividades relacionadas con la participación y acceso del Perú a la Organización para la Cooperación y el Desarrollo Económico (OCDE), incluida la participación del Perú en el Programa Regional para América Latina y el Caribe, hasta por el límite de € 1 300 000,00 (UN MILLÓN TRESCIENTOS MIL Y 00/100 EUROS). Dicho monto podría ser incrementado hasta por el monto de € 7 800 000,00 (SIETE MILLONES OCHOCIENTOS MIL Y 00/100 EUROS) en caso el Perú fuera admitido en dicha organización.

Asimismo, autorízase, durante el Año Fiscal 2020, a las entidades del Gobierno Nacional para realizar aportes de similar naturaleza a los señalados en el párrafo precedente, para lo cual deben contar previamente con la opinión favorable del Ministerio de Economía y Finanzas, a través de la Dirección General de Asuntos de Economía Internacional, Competencia y Productividad.

Lo establecido en la presente disposición se financia con cargo al presupuesto institucional de las entidades respectivas, sin demandar recursos adicionales al Tesoro Público.

Duodécima. Respecto a la continuación de proceso de atención de pago de sentencias judiciales con calidad de cosa juzgada:

1. Dispóngase la reactivación de la Comisión Evaluadora de las deudas del Estado generadas por sentencias judiciales emitidas, creada mediante la Sexagésima Novena Disposición Complementaria Final de la Ley N° 29812, y conformada por Resolución Suprema N° 100-2012-PCM, a fin de que apruebe un listado complementario de las deudas del Estado generadas por sentencias judiciales en calidad de cosa juzgada y en ejecución al 31 de diciembre de 2019, para la cancelación y/o amortización de montos hasta por la suma de S/ 30 000,00 (TREINTA MIL Y 00/100 SOLES) por acreedor, en un plazo de 60 (sesenta) días hábiles contados a partir de la instalación de la Comisión, para continuar con el proceso del pago de sentencias judiciales en calidad de cosa juzgada y en ejecución, iniciado por la Ley N° 30137, Ley que establece criterios de priorización para la atención del pago de sentencias judiciales.

2. El listado a ser elaborado por la Comisión Evaluadora a que se refiere el numeral precedente, contiene sentencias judiciales en calidad de cosa juzgada y en ejecución al 31 de diciembre de 2019, de pliegos del Gobierno Nacional y de los Gobiernos Regionales, que se financian con recursos por la fuente de financiamiento Recursos Ordinarios. Dicho listado se elabora sobre la base de la información presentada por los "Comités para la elaboración y aprobación del listado priorizado de obligaciones derivadas de sentencias con calidad de cosa juzgada", a que se refiere el artículo 4 del Reglamento de la Ley N° 30137, aprobado por Decreto Supremo N° 001-2014-JUS.

    Para tal efecto, los titulares de las entidades del Gobierno Nacional y de los Gobiernos Regionales deben remitir a la Comisión Evaluadora de las deudas del Estado generadas por sentencias judiciales emitidas, la información de los comités referida en el párrafo precedente, conforme a los procedimientos y plazos que se establecen en el reglamento de la presente disposición.

3. La implementación de la presente disposición, por ser de carácter extraordinario, adicional y complementario, se financia con cargo a los recursos a los que se refiere el artículo 53 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, hasta por la suma de S/ 200 000 000,00 (DOSCIENTOS MILLONES Y 00/100 SOLES).

    Dichos recursos se transfieren a los pliegos del Gobierno Nacional y los Gobiernos Regionales, en la fuente de financiamiento Recursos Ordinarios, mediante el procedimiento establecido en el artículo 54 del mencionado Decreto Legislativo a propuesta del Ministerio de Justicia y Derechos Humanos, y con sujeción a la información contenida en el listado complementario a que se refiere el numeral 2 de la presente disposición.

4. Los pliegos a los que se asignen recursos en virtud del decreto supremo a que se refiere el numeral 3 de la presente disposición, tienen la obligación de verificar los montos que, a la fecha de la transferencia, mantienen por concepto de sentencias judiciales en calidad de cosa juzgada y en ejecución al 31 de diciembre de 2019, para evitar duplicidad de pagos. Asimismo, deben reportar los pagos realizados de acuerdo al artículo 3 de Ley N° 30137.

5. Mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Justicia y Derechos Humanos, se aprueban las normas reglamentarias para la mejor aplicación de lo establecido en la presente disposición, dentro de los treinta (30) días calendario siguientes a la entrada en vigencia del presente Decreto de Urgencia.

6. Adicionalmente a lo establecido en el primer párrafo del numeral 3, la atención del pago de sentencias judiciales en calidad de cosa juzgada del sector Educación, se financia con cargo a los saldos disponibles según proyección al cierre del Año Fiscal 2019 del Presupuesto del Sector Público, hasta por la suma de S/ 200 000 000,00 (DOSCIENTOS MILLONES Y 00/100 SOLES).

Para tal efecto, se autoriza a realizar modificaciones presupuestarias en el nivel institucional a favor del Ministerio de Economía y Finanzas, con cargo a los saldos disponibles según proyección al cierre del Año Fiscal 2019 del Presupuesto del Sector Público, las que se aprueban mediante decreto supremo, y utilizando, de ser necesario, el procedimiento establecido en el artículo 54 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

Asimismo, el Ministerio de Economía y Finanzas queda autorizado a realizar transferencias financieras, en el Año Fiscal 2019, hasta por la suma de S/ 200 000 000,00 (DOSCIENTOS MILLONES Y 00/100 SOLES), para el financiamiento de lo establecido en el presente numeral, con cargo a los recursos habilitados en el marco del mismo. Dichas transferencias se aprueban mediante resolución del titular, la cual se publica en el diario oficial El Peruano. Las referidas transferencias se depositan en la cuenta que determine la Dirección General del Tesoro Público del Ministerio de Economía y Finanzas, quedando, a su vez, exceptuadas de lo dispuesto en el literal a) del artículo 18 y en el literal a) del numeral 20.3 del artículo 20 del Decreto Legislativo N° 1276, Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público No Financiero, disponiéndose, asimismo, que los recursos a los que se refiere el presente numeral no pueden ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el numeral 16.4 del artículo 16 del Decreto Legislativo N° 1441, Decreto Legislativo del Sistema Nacional de Tesorería.

Dichos recursos se incorporan, durante el Año Fiscal 2020, en los pliegos del Gobierno Nacional y los Gobiernos Regionales, en la fuente de financiamiento Recursos Ordinarios, mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y por el Ministro de Justicia y Derechos Humanos, a propuesta de este último, y con sujeción a la información contenida en el listado complementario a que se refiere el numeral 2 de la presente disposición.

Lo establecido en el presente numeral entra en vigencia al día siguiente de publicado el presente Decreto de Urgencia.

7. Para efectos de lo establecido en el numeral 6, mediante decreto supremo refrendado por el Ministro de Justicia y Derechos Humanos y la Ministra de Educación, a propuesta de esta última, se aprueban los criterios que deben observar las entidades respectivas para la elaboración de la información a que se refiere el numeral 2 de la presente disposición, y demás normas complementarias. Dicho decreto supremo debe ser aprobado dentro de los treinta (30) días calendario siguientes a la entrada en vigencia del presente Decreto de Urgencia.

Décima Tercera. Facúltase al Poder Ejecutivo para que, durante el primer semestre del Año Fiscal 2020, mediante decreto supremo, con el voto aprobatorio del Consejo de Ministros y refrendado por el Presidente del Consejo de Ministros, el Ministro de Economía y Finanzas, y el Ministro del Sector correspondiente, se aprueben las incorporaciones presupuestarias en el pliego respectivo, en la fuente de financiamiento Recursos por Operaciones Oficiales de Crédito, de los recursos provenientes de las operaciones de endeudamiento, cuyo decreto supremo de aprobación esté publicado hasta el 31 de marzo de 2020, para las finalidades establecidas en el contrato o convenio respectivo. Los decretos supremos se publican dentro del plazo establecido por el presente artículo.

Décima Cuarta. Reactívase la Comisión Especial creada por la Nonagésima Segunda Disposición Complementaria Final de la Ley N° 30372, Ley de Presupuesto del Sector Público para el Año Fiscal 2016, para el Año Fiscal 2020, manteniendo su conformación, atribuciones y competencias, a fin de continuar con el proceso de evaluación y cuantificación correspondiente a la devolución de los montos que los pliegos presupuestarios hubieren descontado respecto a la bonificación a que se refiere el artículo 2 del Decreto de Urgencia N° 037-94. Mediante Resolución Directoral de la Dirección General de Gestión Fiscal de los Recursos Humanos establece las normas necesarias para el cumplimiento de su finalidad.

Para tal efecto, dispóngase hasta la suma de S/ 10 000 000,00 (DIEZ MILLONES Y 00/100 SOLES) en el Presupuesto del Sector Público para el Año Fiscal 2020, con cargo a los recursos a los que se refiere el artículo 53 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. Dichos recursos se incorporan en los pliegos respectivos, en la fuente de financiamiento Recursos Ordinarios, conforme al procedimiento establecido en el artículo 54 del mencionado Decreto Legislativo.

Los recursos a los que se refiere esta disposición se destinan a los mismos fines, así como se sujetan a los procedimientos y condiciones establecidas en la Nonagésima Segunda Disposición Complementaria Final de la Ley N° 30372. Asimismo, la Comisión Especial que se reactiva en el marco de esta disposición, mantiene la conformación, atribuciones y competencias previstas en la Nonagésima Segunda Disposición Complementaria Final de la Ley N° 30372.

La presente disposición comprende la evaluación y cuantificación a los trabajadores contratados bajo el régimen del Decreto Legislativo N° 276, Ley de Bases de la Carrera Administrativa y de Remuneraciones del Sector Público, de las instituciones a que se refiere el Decreto Supremo N° 004-2010-MIMDES. Para efectos del pago de estos trabajadores, dispóngase que los recursos sean incorporados en el presupuesto institucional del pliego del Gobierno Local o del Ministerio de la Mujer y Poblaciones Vulnerables, según corresponda, a efectos de su posterior transferencia financiera a las citadas instituciones, resultando aplicable lo establecido en los numerales 17.2 y 17.3 del artículo 17 del presente Decreto de Urgencia.

Décima Quinta. Suspéndase durante el Año Fiscal 2020, la transferencia de recursos a los Gobiernos Locales Provinciales, prevista en el Decreto Supremo N° 010-2011-MIMDES respecto del servicio Wawa Wasi, encargándose al Programa Nacional Cuna Más, en el marco de lo estipulado en el Decreto Supremo N° 003-2012-MIDIS, la ejecución de tales servicios a nivel nacional durante el Año Fiscal 2020.

Décima Sexta. Autorízase a las siguientes entidades, durante el Año Fiscal 2020, para aprobar transferencias financieras a favor de organismos internacionales y celebrar convenios de administración de recursos y/o adendas,



conforme a lo dispuesto por la Ley N° 30356, Ley que fortalece la transparencia y el control en los convenios de administración de recursos con organizaciones internacionales:

a) Presidencia del Consejo de Ministros, con el Programa de las Naciones Unidas para el Desarrollo (PNUD) para continuar con la ejecución del Programa de "Fortalecimiento del Proceso de Descentralización y Modernización del Estado".
b) Ministerio de Cultura, con la Oficina de las Naciones Unidas de Servicios para Proyectos (UNOPS), para la continuidad de la ejecución del Programa de Inversión PROG-10-2014-SNIP "Mejoramiento de los servicios de investigación, conservación, exposición y servicios complementarios para la Protección del Patrimonio Cultural de la Nación en la provincia de Lima, departamento de Lima". Asimismo, dispóngase que los recursos no ejecutados en el marco de los convenios de administración de recursos referidos en el presente literal, por cumplimiento del plazo vigente, disolución o resolución de los citados convenios, se incorporan en el presupuesto institucional del Ministerio de Cultura, en la fuente de financiamiento Donaciones y Transferencias, para destinarlos a la continuidad de la ejecución del Programa de Inversión PROG-10-2014-SNIP "Mejoramiento de los servicios de investigación, conservación, exposición y servicios complementarios para la Protección del Patrimonio Cultural de la Nación en la provincia de Lima, departamento de Lima".
c) Ministerio del Interior, con la Organización Internacional de Migraciones (OIM) para la continuidad de la ejecución del proyecto "Mejoramiento de los Servicios Críticos y de Consulta Externa del Hospital Nacional PNP Luis N. Sáenz Jesús María - Lima - Lima" (con Código 2256359), así como del proyecto "Ampliación y mejoramiento de la Escuela Técnico Superior Mujeres PNP - San Bartolo" (con Código 2235054), y "Ampliación y mejoramiento del servicio de formación policial de las Escuela de Oficiales de la Policía Nacional del Perú (EO PNP) del distrito de Chorrillos, provincia de Lima, Lima" (con Código 2235055).
d) Presidencia del Consejo de Ministros, con organismos internacionales, para la adquisición de bienes y servicios destinados a atender las actividades necesarias para el desarrollo de la Conmemoración del Bicentenario de la Independencia del Perú.

Las transferencias financieras autorizadas en la presente disposición se realizan mediante resolución del titular del pliego respectivo o a quien éste delegue, previo informe favorable de la oficina de presupuesto o la que haga sus veces en dicho pliego. La resolución del titular del pliego se publica en el diario oficial El Peruano.

Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

Los saldos no utilizados al 31 de diciembre de 2020, de los recursos transferidos por las entidades a las que se refiere la presente disposición, con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Ordinarios, a favor de los organismos internacionales en el marco de lo establecido en la presente disposición, deben ser devueltos al Tesoro Público conforme a la normatividad del Sistema Nacional de Tesorería.

La aplicación de la presente disposición se financia con cargo al presupuesto institucional de los pliegos autorizados, sin demandar recursos adicionales al Tesoro Público.

Décima Sétima. Autorízase a las entidades del Gobierno Nacional, para que en el marco de sus competencias compartidas con los Gobiernos Regionales y Gobiernos Locales, puedan pagar los viáticos y pasajes de los funcionarios y servidores contratados bajo el régimen del Decreto Legislativo N° 276 y Decreto Legislativo N° 728; el personal contratado bajo el régimen laboral especial del Decreto Legislativo N° 1057, así como al personal que se encuentre bajo el régimen de la Ley del Servicio Civil regulado por la Ley N° 30057, de los Gobiernos Regionales y/o Gobiernos Locales, con el fin de brindar apoyo técnico en la implementación de las políticas nacionales y sectoriales y evaluar el cumplimiento de las funciones descentralizadas.

Asimismo, autorízase al Ministerio de Educación y a los Gobiernos Regionales, con cargo a su presupuesto institucional, a financiar el pago de pasajes y viáticos de los participantes en los concursos, eventos y actividades de formación y capacitación que el sector Educación organice y ejecute, según corresponda, los mismos que deben ser autorizados mediante resolución del Ministerio de Educación que establezca los eventos a realizarse durante el 2020, así como la condición y cantidad de participantes por cada evento.

Los viáticos que se otorguen en el marco de lo establecido en la presente disposición se sujetan a los montos aprobados para los viáticos por viajes a nivel nacional en comisiones de servicios mediante Decreto Supremo N° 007-2013-EF.

Décima Octava. En el marco de lo dispuesto en el primer párrafo de la Trigésima Novena Disposición Complementaria Final de la Ley N° 30372, Ley de Presupuesto del Sector Público para el Año Fiscal 2016, durante el Año Fiscal 2020, autorízase al Ministerio de Desarrollo e Inclusión Social para realizar modificaciones presupuestarias en el nivel institucional hasta por la suma de S/ 30 000 000,00 (TREINTA MILLONES Y 00/100 SOLES), a favor de las entidades del Gobierno Nacional y Gobiernos Regionales para financiar la Estrategia de Acción Social con Sostenibilidad - EASS, la cual incluye, entre otras intervenciones, la operación y mantenimiento de las Plataformas Itinerantes de Acción Social – PIAS. Dichas modificaciones presupuestarias en el nivel institucional se aprueban mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Desarrollo e Inclusión Social, a propuesta de este último. Los recursos a que se refiere la presente disposición no pueden ser destinados a fines distintos a los autorizados, bajo responsabilidad del titular de la entidad del Gobierno Nacional y de los Gobiernos Regionales.

El MIDIS queda facultado a financiar las acciones de coordinación de dicha estrategia y las que correspondan a la operación de las PIAS, con hasta el cinco por ciento (5%) de la suma señalada en el párrafo precedente.

Mediante decreto supremo refrendado por el Ministro de Desarrollo e Inclusión Social, se aprueban las disposiciones complementarias para la aplicación de la presente disposición, las que incluyen las acciones que deben realizar las entidades del Gobierno Nacional y Gobiernos Regionales en el marco de la presente disposición y el monto correspondiente a ser transferido.

Lo establecido en la presente disposición se financia con cargo al presupuesto institucional del MIDIS, sin demandar recursos adicionales al Tesoro Público.

Décima Novena. Autorízase, durante el Año Fiscal 2020, al Consejo Nacional de Ciencia, Tecnología e Innovación Tecnológica (CONCYTEC) y al Fondo Nacional de Desarrollo Científico, Tecnológico y de Innovación Tecnológica (FONDECYT), al Instituto Geológico Minero y Metalúrgico (INGEMMET), al Programa Nacional de Innovación para la Competitividad y Productividad del Ministerio de la Producción, al Instituto Tecnológico de la Producción (ITP),), Instituto Geofísico del Perú (IGP), a las entidades públicas beneficiarias del Fondo Nacional de Desarrollo Científico, Tecnológico y de Investigación Tecnológica (FONDECYT), al Instituto Nacional de la Calidad (INACAL), al Servicio Nacional de Meteorología e Hidrología del Perú (SENAMHI), al Instituto de Investigaciones de la Amazonía Peruana (IIAP), al Instituto Nacional de Investigación en Glaciares y Ecosistemas de Montaña (INAIGEM), al Instituto Nacional de Defensa de

la Competencia y de la Protección de la Propiedad Intelectual (INDECOPI), al Instituto Nacional de Salud (INS), y al Ministerio de la Producción, para que en el marco de sus competencias, puedan pagar gastos relacionados a pasajes, alimentación y hospedaje a profesionales científicos y técnicos calificados externos a la institución, domiciliados y no domiciliados en el país, dentro y fuera del territorio nacional, con el fin de brindar apoyo técnico en la implementación de políticas nacionales y sectoriales, actividades de promoción de ciencia, tecnología e innovación (CTI), contribuir como evaluadores y/o actuar como jurados en procesos de selección y evaluación relacionados con ciencia, tecnología e innovación.

Lo autorizado en la presente disposición se financia con cargo al FONDECYT, al Fondo Mipyme, al Contrato de Préstamo 2693 "Proyecto de Innovación para la Competitividad", de los recursos que las entidades reciben del FONDECYT y a los presupuestos institucionales de los pliegos CONCYTEC, INGEMMET, ITP, IGP, INACAL, SENAMHI, IIAP, INAIGEM, INDECOPI, INS y Ministerio de la Producción, según corresponda, sin demandar recursos adicionales al Tesoro Público.

Vigésima. Autorízase al Ministerio de Cultura, durante el Año Fiscal 2020, a otorgar estímulos económicos a personas naturales y jurídicas privadas que participan en las industrias culturales y las artes, de conformidad con las condiciones, procedimientos y demás normas complementarias, que son aprobadas mediante decreto supremo refrendado por el titular del Ministerio de Cultura.

Para tal efecto, el Ministerio de Cultura dispone en el Año Fiscal 2020, con cargo a su presupuesto institucional y sin demandar recursos adicionales al Tesoro Público, de una suma no mayor a cuatro mil (4000) UIT.

Los estímulos a la actividad cinematográfica y audiovisual son otorgados de forma proporcional a las postulaciones presentadas provenientes de las regiones del país.

El Ministerio de Cultura, mediante resolución de su titular, debe establecer los mecanismos para la rendición de cuentas de los recursos otorgados mediante subvenciones a las personas naturales y jurídicas privadas, así como para la evaluación por parte de dicho Ministerio de los resultados alcanzados y los beneficios generados por el otorgamiento de las subvenciones autorizadas en el marco de lo establecido por la presente disposición. Asimismo, el Ministerio de Cultura publica, semestralmente, en su portal institucional, la relación de los beneficiarios de las subvenciones otorgadas conforme a la presente disposición.

Vigésima Primera. Dispóngase que, en el Presupuesto del Sector Público para el Año Fiscal 2020, se han asignado recursos hasta por la suma de S/ 147 371 304,00 (CIENTO CUARENTA Y SIETE MILLONES TRESCIENTOS SETENTA Y UN MIL TRESCIENTOS CUATRO Y 00/100 SOLES), en el pliego Organismo Supervisor de la Inversión en Energía y Minería (OSINERGMIN), por la fuente de financiamiento Donaciones y Transferencias, provenientes de la ejecución de las garantías de fiel cumplimiento al concesionario del proyecto "Mejoras a la Seguridad Energética del País y Desarrollo del Gasoducto Sur Peruano", destinados, exclusivamente, para financiar los gastos producto de la contratación de la administración de los bienes de la Concesión del mencionado proyecto.

El Ministerio de Energía y Minas efectúa la transferencia de los citados recursos a favor de OSINERGMIN, conforme a la normatividad del Sistema Nacional de Tesorería.

Los recursos a los que se refiere el párrafo precedente no pueden ser destinados, bajo responsabilidad del Titular de la Entidad, a fines distintos a los señalados en la presente disposición.

EL OSINERGMIN en el marco de lo establecido en la presente disposición, informa al Ministerio de Energía y Minas los avances físicos y financieros de la ejecución de dichos recursos, con relación a su cronograma de ejecución y/o disposiciones contenidas en los convenios y/o adendas correspondientes.

Vigésima Segunda. Autorízase, durante el Año Fiscal 2020, al Ministerio de Energía y Minas, para celebrar Convenios de Cooperación Técnica Internacional y/o adendas en materia ambiental con el Programa de las Naciones Unidas para el Desarrollo (PNUD), para la gestión de la administración de la ejecución del estudio técnico independiente consistente en una evaluación territorial del estado del ambiente en el Lote 8, y comprenda el diseño de una estrategia integral de remediación ambiental aplicable al ámbito de dicho lote identificado las acciones requeridas en el corto, mediano y largo plazo.

Para tal efecto, el Ministerio de Energía y Minas queda autorizado a efectuar transferencias financieras a favor del organismo internacional referido, con cargo a su presupuesto institucional y/o saldos de balance. Dichas transferencias financieras se autorizan mediante resolución del titular del pliego, que se publican en el diario oficial El Peruano, previa suscripción de convenios, quedando prohibido, bajo responsabilidad, destinar los recursos autorizados por la presente disposición a fines distintos para los cuales son transferidos.

Los convenios son suscritos por el titular de la entidad, y previo a su celebración se requiere tener un informe legal, un informe favorable de la Oficina de Planeamiento y Presupuesto o la que haga sus veces, en el cual se demuestre la disponibilidad de recursos para su financiamiento, y un informe del área técnica que demuestre las ventajas y beneficios del acuerdo.

La entidad que recibe las transferencias financieras en el marco de lo establecido en la presente disposición, informa al Ministerio de Energía y Minas los avances físicos y financieros de la ejecución de dichos recursos y sobre las disposiciones contenidas en los convenios y/o adendas correspondientes. El Ministerio de Energía y Minas, bajo responsabilidad de su respectivo titular, debe proveer información a la Contraloría General de la República, al Ministerio de Economía y Finanzas, y al Organismo Supervisor de las Contrataciones del Estado (OSCE), de ser solicitada por estos.

Los saldos no utilizados al 31 de diciembre de 2020, de los recursos transferidos por el Ministerio de Energía y Minas, con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Ordinarios, a favor del PNUD en el marco de lo establecido en la presente disposición, deben ser devueltos al Tesoro Público conforme a la normatividad del Sistema Nacional de Tesorería.

Vigésima Tercera. Autorízase, durante el Año Fiscal 2020, al Ministerio del Interior para que los recursos generados por la imposición de papeletas por infracciones al Reglamento Nacional de Tránsito provenientes de los convenios suscritos o de los que se suscriban en adelante entre las Municipalidades y la Policía Nacional del Perú, puedan ser destinados a la adquisición de bienes y/o servicios y adquisición de activos no financieros, así como a la ejecución de proyectos de inversión en el marco del Decreto Legislativo N° 1252, a fin de contribuir a la operatividad de la función policial a nivel nacional.

Dichos recursos públicos, bajo responsabilidad del titular de la entidad, deben ser destinados solo a los fines para los cuales se autoriza en la presente disposición.

Vigésima Cuarta. Con la finalidad de contribuir al incremento de la productividad, a través del impulso al desarrollo productivo y del emprendimiento y la innovación, autorízase, durante el Año Fiscal 2020, al Ministerio de la Producción, a través del Programa Nacional de Innovación para la Competitividad y Productividad, y del Programa Nacional de Innovación en Pesca y Acuicultura, para efectuar transferencias financieras a favor de entidades públicas del Gobierno Nacional, Gobiernos Regionales y Gobiernos Locales, y a otorgar subvenciones a favor de los beneficiarios definidos en el marco de los procedimientos de los citados Programas Nacionales y de las normas que regulan los fondos que estos

administran, y con cargo a su presupuesto, con la finalidad de contribuir al desarrollo productivo y del emprendimiento y del sistema de innovación.

Las transferencias financieras y las subvenciones mencionadas a las que se refiere la presente disposición se aprueban mediante resolución del titular del pliego Ministerio de la Producción, previa suscripción de convenio o contrato de recursos no reembolsables, según corresponda, y requiriéndose el informe favorable previo de su oficina de presupuesto o la que haga sus veces. Dicha resolución del titular del pliego se publica en el diario oficial El Peruano. La facultad para la aprobación de las subvenciones a que se refiere la presente disposición, referidas al ámbito de los mencionados Programas Nacionales, puede ser delegada en el funcionario a cargo del respectivo Programa.

El Ministerio de la Producción es responsable del monitoreo, seguimiento y cumplimiento de los fines y metas para los cuales fueron entregados los recursos públicos. Dichos recursos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia u otorgamiento, según corresponda, conforme a la presente disposición.

El Ministerio de la Producción, mediante resolución de su titular, debe establecer los mecanismos para la rendición de cuentas de los recursos otorgados mediante subvenciones a las personas naturales y personas jurídicas privadas, así como para la evaluación por parte del Ministerio de la Producción de los resultados alcanzados y los beneficios generados por el otorgamiento de las subvenciones autorizadas en el marco de lo establecido por la presente disposición. Asimismo, el Ministerio de la Producción publica, semestralmente, en su portal institucional, la relación de los beneficiarios de las subvenciones otorgadas conforme a la presente disposición.

Vigésima Quinta. Dispóngase, durante el Año Fiscal 2020, que las acciones de provisión de alimentos y condiciones de trabajo, a que se refiere la Décima Disposición Complementaria Final del Decreto Legislativo N° 1132, Decreto Legislativo que aprueba la nueva estructura de ingresos aplicable al personal militar de las Fuerzas Armadas y policial de la Policía Nacional del Perú, se encuentran a cargo también del pliego Despacho Presidencial.

Vigésima Sexta. Dispóngase, durante el Año Fiscal 2020, que la transferencia de la totalidad de los fondos a que se hace referencia en la disposición transitoria tercera de la Ley N° 28094, Ley de Organizaciones Políticas, y normas modificatorias, se efectúe con cargo al presupuesto institucional de la Oficina Nacional de Procesos Electorales (ONPE).

Para tal efecto, la ONPE queda autorizada a otorgar, a partir de enero de 2020, en forma mensual, un doceavo de la totalidad de la subvención que le corresponde a cada partido político y alianza de partidos políticos beneficiarios, comprendidos en el marco de la citada Ley N° 28094. Dichas subvenciones se aprueban mediante resolución del titular de la Oficina Nacional de Procesos Electorales (ONPE), la que se publica en el diario oficial El Peruano.

La Oficina Nacional de Procesos Electorales (ONPE) mediante resolución de su titular dicta las normas reglamentarias de lo dispuesto en la presente disposición, que regulen, entre otros aspectos, los mecanismos de ejecución y rendición de cuentas de los recursos entregados, a los partidos políticos y alianzas de partidos políticos beneficiarios. La resolución a la que se refiere el presente párrafo se publica en el diario oficial El Peruano.

Vigésima Sétima. Autorízase a la Oficina Nacional de Procesos Electorales (ONPE), en el Año Fiscal 2020, a pagar la totalidad de la subvención que le correspondió en el año 2019, en el marco de la Octogésima Novena Disposición Complementaria Final de la Ley N° 30879, Ley de Presupuesto del Sector Público para el Año Fiscal 2019, a cada partido político y alianza de partidos políticos beneficiarios, comprendidos en el marco de la Ley N° 28094, Ley de Organizaciones Políticas, y normas modificatorias, o de haberse efectuado alguno de los pagos mensuales a los que se refiere el segundo párrafo de la mencionada disposición complementaria final, se autoriza a dicha entidad a pagar la diferencia que correspondiera para completar el pago que se debió efectuar en el Año Fiscal 2019. Dichos pagos se efectúan hasta el 30 de junio de 2020.

Las subvenciones se aprueban mediante resolución del titular de la ONPE, la que se publica en el diario oficial El Peruano.

Para tal fin, autorízase al Poder Ejecutivo para incorporar, en el Año Fiscal 2020 dentro del presupuesto institucional de la ONPE, los créditos presupuestarios asignados en el Año Fiscal 2019, en el presupuesto institucional de dicha entidad para el pago de la subvención a la que se refiere la Octogésima Novena Disposición Complementaria Final de la Ley N° 30879, Ley de Presupuesto del Sector Público para el Año Fiscal 2019, de la fuente de financiamiento Recursos Ordinarios, y no devengados al 31 de diciembre de 2019.

Para efectos de lo establecido en el párrafo precedente, exceptúase de lo dispuesto en el literal a) del artículo 18 y en el literal a) del numeral 20.3 del artículo 20 del Decreto Legislativo N° 1276, Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público No Financiero, disponiéndose, asimismo, que los recursos bajo el alcance de la presente disposición no pueden ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el numeral 16.4 del artículo 16 del Decreto Legislativo N° 1441, Decreto Legislativo del Sistema Nacional de Tesorería.

La incorporación de los créditos presupuestarios se realiza hasta el 31 de enero de 2020, mediante decreto supremo refrendado por el Ministro de Economía y Finanzas, a solicitud del jefe de la ONPE.

Lo dispuesto en la presente disposición es aplicable siempre que dicho financiamiento no haya sido considerado en el presupuesto institucional del Año Fiscal 2020 de la ONPE, para las mismas acciones.

La presente disposición entra en vigencia al día siguiente de la publicación del presente Decreto de Urgencia.

Vigésima Octava. Dispóngase, de manera excepcional, que constituyen recursos del Fondo Especial para la Seguridad Ciudadana (FESC), aquellos recursos asignados de dicho Fondo o para los fines del mismo que hasta el 30 de enero de 2020 no se encuentren incorporados en el Año Fiscal 2020 en el presupuesto institucional de los distintos pliegos del Gobierno Nacional, los Gobiernos Regionales y los Gobiernos Locales a los que se les haya realizado asignaciones financieras y que estas se encuentren en uno de los siguientes casos:

a) La inversión o actividad no haya iniciado ejecución o tenga una ejecución menor al diez por ciento (10%) del monto total asignado.
b) Los recursos no se encuentren asignados a ninguna inversión o actividad priorizada por el Comité de Administración del FESC.
c) Se haya cumplido o suprimido el fin para el cual se aprobó la asignación financiera.

En el presente Año Fiscal, las entidades públicas que cuenten con saldos de recursos del FESC solo pueden incorporarlos en su presupuesto institucional hasta el 30 de enero de 2020, salvo las entidades que reciban asignación de recursos del FESC o para los fines del FESC durante el Año Fiscal 2020.

Para tal fin, el Ministerio del Interior, en su calidad de Secretario Técnico del Comité de Administración del FESC, propone el Acta del Comité de Administración que contenga los montos y los pliegos cuyas asignaciones financieras son deducidas, autorizándose a la Dirección General del Tesoro Público (DGTP) a deducir las asignaciones financieras y depositarlas en la cuenta del FESC hasta por los montos aprobados en la citada Acta, previa comunicación efectuada a la DGTP, hasta el 28 de febrero de 2020, mediante oficio del Titular del Ministerio del Interior.

Los recursos del FESC deducidos en aplicación de la presente disposición, se destinan al financiamiento de la ejecución de inversiones de optimización, de ampliación marginal, de reposición y de rehabilitación de las entidades del Gobierno Nacional, así como al financiamiento de los proyectos de inversión en materia de seguridad ciudadana aprobados en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones, que se prioricen en el marco de los fines y conforme a los procedimientos del FESC, creado por el Decreto de Urgencia N° 052- 2011.

Para dichos efectos, se autoriza al Ministerio del Interior a incorporar los recursos del FESC a los que se refiere la presente disposición, en la fuente de financiamiento Recursos Determinados, mediante resolución de su titular. De corresponder, dichos recursos deben ser transferidos a los pliegos y por los montos que determine el Comité de Administración del FESC, mediante modificaciones presupuestarias en el nivel institucional, mediante decreto supremo refrendado por el Ministro de Economía y Finanzas, y el Ministro del Interior, a propuesta de este último, debiéndose publicar el decreto supremo correspondiente hasta el 26 de junio de 2020. La propuesta de decreto supremo debe ser presentada al Ministerio de Economía y Finanzas hasta el 12 de junio de 2020.

La presente disposición no resulta aplicable a las inversiones en el marco del Sistema Nacional de Programación Multianual y Gestión de Inversiones y a los proyectos que no se encuentran bajo el ámbito de dicho Sistema Nacional, que hayan recibido asignación de recursos del FESC o para los fines del FESC durante el Año Fiscal 2019.

Vigésima Novena. Respecto a las transferencias de recursos a favor de la Superintendencia Nacional de Fiscalización Laboral (SUNAFIL):

1. Autorízase, en el Año Fiscal 2020, a los Gobiernos Regionales y al Ministerio de Trabajo y Promoción del Empleo, a efectuar modificaciones presupuestarias en el nivel institucional con cargo a los recursos de su presupuesto institucional a los que se refiere el artículo 4 de la Ley N° 30814, Ley de Fortalecimiento del Sistema de Inspección del Trabajo, por la fuente de financiamiento Recursos Ordinarios, a favor de la SUNAFIL. Dichas modificaciones presupuestarias se aprueban mediante decreto supremo refrendado por el Presidente del Consejo de Ministros, el Ministro de Economía y Finanzas, y el Ministro de Trabajo y Promoción del Empleo, a propuesta de este último. Adicionalmente, prorrógase la vigencia, hasta el 31 de diciembre de 2020, de lo establecido en la Cuarta Disposición Complementaria Final de la Ley N° 29981, Ley que crea la Superintendencia Nacional de Fiscalización Laboral (SUNAFIL), modifica la Ley N° 28806, Ley General de Inspección del Trabajo, y la Ley N° 27867, Ley Orgánica de Gobiernos Regionales.
2. Autorízase a la SUNAFIL, durante el Año Fiscal 2020, a realizar transferencias financieras, con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Directamente Recaudados, a favor de los Gobiernos Regionales y del Ministerio de Trabajo y Promoción del Empleo, conforme a lo establecido en el artículo 7 de la Ley N° 30814.
Dichas transferencias financieras se realizan mediante resolución del titular del pliego SUNAFIL, previo informe favorable de la oficina de presupuesto o la que haga sus veces en la entidad, y se publica en el diario oficial El Peruano.
3. Precísese que toda mención a los Gobiernos Regionales contenida en la Ley N° 29981, Ley que crea la Superintendencia Nacional de Fiscalización Laboral, y en la Ley N° 30814, se entiende referida, asimismo, a la Dirección Regional de Trabajo y Promoción del Empleo de Lima Metropolitana, órgano desconcentrado del Ministerio de Trabajo y Promoción del Empleo, en tanto dure el proceso de transferencia de competencias sectoriales en el marco de la Ley N° 27867, Ley Orgánica de Gobiernos Regionales y demás normativa conexa.
4. Autorízase a la SUNAFIL, durante el Año Fiscal 2020, a realizar transferencias financieras, con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Directamente Recaudados, a favor de los Gobiernos Regionales y del Ministerio de Trabajo y Promoción del Empleo, para ser destinados al fortalecimiento de las actividades inspectivas, al desarrollo de la infraestructura necesaria y el óptimo desempeño de las funciones, conforme al último párrafo del artículo 21 de la Ley N° 29981, Ley que crea la Superintendencia Nacional de Fiscalización Laboral (SUNAFIL), modifica la Ley 28806, Ley General de Inspección del Trabajo, y la Ley 27867, Ley Orgánica de Gobiernos Regionales.
Dichas transferencias financieras se realizan mediante resolución del titular del pliego SUNAFIL, previo informe favorable de la oficina de presupuesto o la que haga sus veces en la entidad, y se publica en el diario oficial El Peruano.
Las transferencias financieras autorizadas en la presente disposición, comprende el periodo abril de 2014 hasta la fecha en la que concluye la transferencia temporal de competencias y funciones en materia de inspección de trabajo a la SUNAFIL, a que se refiere la Ley N° 30814.
Mediante decreto supremo del Ministerio de Trabajo y Promoción del Empleo se aprueban las normas complementarias, a los sesenta (60) días calendario de entrada en vigencia del presente Decreto de Urgencia.
5. Lo establecido en la presente disposición se financia con cargo al presupuesto institucional de los Gobiernos Regionales respectivos, del Ministerio de Trabajo y Promoción del Empleo, y de la SUNAFIL, según corresponda, sin demandar recursos adicionales al Tesoro Público.

Trigésima. Dispóngase que en el Presupuesto del Sector Público para el Año Fiscal 2020, en el pliego Gobierno Regional del departamento de Lambayeque, se han asignado recursos hasta por la suma de S/ 132 874 340,00 (CIENTO TREINTA Y DOS MILLONES OCHOCIENTOS SETENTA Y CUATRO MIL TRESCIENTOS CUARENTA Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, exclusivamente, para financiar el pago de la retribución por la prestación del servicio de trasvase de agua en el marco de lo establecido en el contrato de concesión del Proyecto 2022232. Construcción, operación y mantenimiento del Túnel Trasandino y la Primera Etapa de la Presa Limón.

Los recursos a los que se refiere el párrafo precedente no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en la presente disposición.

Trigésima Primera. Dispóngase que, en el Presupuesto del Sector Público para el Año Fiscal 2020, se han asignado recursos hasta por la suma de S/ 68 628 763,00 (SESENTA Y OCHO MILLONES SEISCIENTOS VEINTIOCHO MIL SETECIENTOS SESENTA Y TRES Y 00/100 SOLES) en el pliego Superintendencia Nacional de Servicios de Saneamiento (SUNASS), por la fuente de financiamiento Recursos Ordinarios, destinados, exclusivamente, al financiamiento de la continuidad de las nuevas funciones otorgadas a dicho organismo regulador por el Decreto Legislativo N° 1280, Decreto Legislativo que aprueba la Ley Marco de la Gestión y Prestación de los Servicios de Saneamiento.

Los recursos a los que se refiere el párrafo precedente no pueden ser destinados, bajo responsabilidad del Titular de la Entidad, a fines distintos a los señalados en la presente disposición.

Trigésima Segunda. Autorízase al Ministerio del Interior, durante el Año Fiscal 2020, para continuar otorgando la entrega económica por servicios extraordinarios al personal policial que encontrándose de vacaciones, permiso o franco preste servicios de manera voluntaria en las entidades del sector público y/o del sector privado, previa celebración de convenio, en el marco de lo dispuesto en la Sexta Disposición Complementaria Final del Decreto Legislativo N° 1267, Ley de la Policía Nacional del Perú, y conforme a lo establecido en el Decreto Supremo N° 152-2017-EF.

Para tal efecto, el Ministerio del Interior queda exonerado de las restricciones establecidas en el artículo 6 del presente Decreto de Urgencia.

Trigésima Tercera. Dispóngase que los recursos destinados al Fondo Invierte para el Desarrollo Territorial (FIDT) a los que se refiere el literal c) del artículo 18 de la Ley N° 30879, Ley de Presupuesto del Sector Público para el Año Fiscal 2019, que a la fecha de entrada en vigencia de la presente disposición no hayan sido transferidos conforme a lo previsto en dicho artículo, son depositados por la Dirección General del Tesoro Público, en el Año Fiscal 2019, en la cuenta del FIDT, a solicitud de la Secretaría Técnica del FIDT. Dichos recursos están exceptuados de la aplicación del literal a) del artículo 18 y del literal a) del numeral 20.3 del artículo 20 del Decreto Legislativo N° 1276, Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal del Sector Público No Financiero, disponiéndose, asimismo, que los recursos bajo el alcance de la presente disposición no pueden ser utilizados en la Reserva Secundaria de Liquidez (RSL) a que se refiere el numeral 16.4 del artículo 16 de la Decreto Legislativo N° 1441, Decreto Legislativo del Sistema Nacional de Tesorería. La incorporación de dichos recursos en los años respectivos se sujeta a lo establecido en el Decreto Legislativo N° 1435, Decreto Legislativo que establece la implementación y funcionamiento del Fondo Invierte para el Desarrollo Territorial - FIDT.

La presente disposición entra en vigencia a partir del día siguiente de la publicación del presente Decreto de Urgencia.

Trigésima Cuarta. Autorízase durante el Año Fiscal 2020, al Ministerio del Interior para realizar transferencias financieras a favor del Fondo de Invalidez y Protección de los Bomberos Voluntarios del Perú creado mediante la Quincuagésima Quinta Disposición Complementaria Final de la Ley N° 30518, Ley de Presupuesto del Sector Público para el Año Fiscal 2017. Dichas transferencias se aprueban mediante resolución del titular, la cual se publica en el diario oficial El Peruano y se depositan en la cuenta que determine la Dirección General del Tesoro Público del Ministerio de Economía y Finanzas.

El Fondo de Invalidez y Protección de los Bomberos Voluntarios del Perú puede recibir recursos provenientes de donaciones, cooperación técnica y otras fuentes, en el marco de la normatividad vigente.

Los recursos del referido Fondo se incorporan en el presupuesto institucional del pliego Intendencia Nacional de Bomberos del Perú - INBP, en la fuente de financiamiento Recursos Determinados, mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro del Interior, a propuesta de este último.

El pliego Intendencia Nacional de Bomberos del Perú - INBP queda autorizado, durante el Año Fiscal 2020, al otorgamiento de la subvención única a favor de los bomberos del Cuerpo General de Bomberos Voluntarios del Perú o sus sobrevivientes, en caso de invalidez permanente o fallecimiento en actos de servicio, en los términos previstos en el Reglamento de la Quincuagésima Quinta Disposición Complementaria Final de la Ley N° 30518, Ley de Presupuesto del Sector Público para el Año Fiscal 2017, así como al otorgamiento de la subvención económica a favor de los bomberos del Cuerpo General de Bomberos Voluntarios del Perú o sus sobrevivientes, en los términos previstos en el Reglamento aprobado de conformidad con la Ley N° 30684, Ley que otorga por única vez beneficios póstumos a los bomberos declarados héroes del Cuerpo General de Bomberos Voluntarios del Perú. El otorgamiento de las referidas subvenciones se aprueba mediante resolución del titular del pliego Intendencia Nacional de Bomberos del Perú, la cual se publica en el diario oficial El Peruano.

Mediante decreto supremo refrendado por el Ministro del Interior, de ser necesario, se aprueban las disposiciones complementarias para la mejor aplicación de la presente disposición.

Trigésima Quinta. Los Gobiernos Locales y Gobiernos Regionales están autorizados para utilizar el 0,5% de su presupuesto institucional a favor de la realización de obras, mantenimiento, reparación o adecuación destinados a mejorar o proveer de accesibilidad a la infraestructura urbana de las ciudades incluyendo el acceso a los palacios y demás sedes municipales y regionales que están al servicio de todos los ciudadanos y prioritariamente a los que presenten algún tipo de discapacidad.

Asimismo, los Gobiernos Locales y Gobiernos Regionales están autorizados para utilizar el 0,5% de su presupuesto institucional para financiar los gastos operativos, planes, programas y servicios que por ley deben realizar las Oficinas Municipales de Atención a la Persona con Discapacidad (OMAPEDS) y las Oficinas Regionales de Atención a la Persona con Discapacidad (OREDIS) a favor de la población con discapacidad de su jurisdicción.

Los Gobiernos Regionales y Gobiernos Locales informan anualmente, por escrito, a la Comisión de Inclusión Social y Personas con Discapacidad, y a la Comisión de Presupuesto y Cuenta General de la República del Congreso de la República, sobre el cumplimiento de lo establecido en la presente disposición, bajo responsabilidad del titular del pliego, gerente general y gerente municipal respectivamente. Una copia de dicho informe se remite al Consejo Nacional para la Integración de la Persona con Discapacidad (CONADIS). El plazo para enviar el informe anual para ambas comisiones es de noventa (90) días calendario de culminado el año fiscal correspondiente.

Trigésima Sexta. Autorízase a los Gobiernos Regionales y Gobiernos Locales, para utilizar hasta un veinte por ciento (20%) de los recursos provenientes del canon, sobrecanon y regalía minera, así como de los saldos de balance generados por dichos conceptos, para ser destinado a acciones de mantenimiento de infraestructura. Para tal efecto, las entidades quedan exoneradas de lo dispuesto en el inciso 3 del numeral 48.1 del artículo 48 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, y del artículo 13 del presente Decreto de Urgencia, con excepción del numeral 13.2 del mencionado artículo.

Los Gobiernos Regionales o los Gobiernos Locales que tengan autorización legal expresa respecto al uso de los recursos provenientes del canon, sobrecanon y regalía minera, en porcentaje mayor a lo establecido en la presente disposición, se rigen por lo establecido en dicha autorización.

Trigésima Sétima. Dispóngase, durante el Año Fiscal 2020, que cuando los pliegos presupuestarios del Gobierno Nacional, los Gobiernos Regionales y los Gobiernos Locales reciban el apoyo de las Fuerzas Armadas (FFAA) y/o de la Policía Nacional del Perú (PNP), para transporte aéreo, terrestre y fluvial, de pasajeros y/o de bienes, valores y/o suministros, para un mejor cumplimiento de sus funciones, quedan autorizados, para realizar transferencias financieras a favor del pliego Ministerio de Defensa y/o Ministerio del Interior, según corresponda, solo si el gasto efectuado por el apoyo que brinden las FFAA o la PNP supera el monto máximo que debe ser financiado con cargo al presupuesto institucional aprobado de los pliegos Ministerio de Defensa o Ministerio del Interior, respectivamente. Dicho monto máximo anual se establece mediante decreto supremo, refrendado por el Presidente del Consejo de Ministros, el que debe aprobarse en un plazo que no exceda los noventa (90) días calendario contados a partir de la vigencia del presente Decreto de Urgencia.

Las transferencias financieras a las que se refiere el párrafo precedente de la presente disposición se financian con cargo al presupuesto institucional del pliego que reciba el apoyo de las Fuerzas Armadas o Policía Nacional del Perú, por la fuente de financiamiento Recursos Ordinarios para el caso de las entidades del Gobierno Nacional y por cualquier fuente de financiamiento para el caso de los Gobiernos Regionales y los Gobiernos Locales, sin demandar recursos adicionales al Tesoro Público.

Dichas transferencias financieras se aprueban mediante resolución del Titular del Pliego para el caso de las entidades del Gobierno Nacional, mediante Acuerdo de Consejo Regional para el caso de los Gobiernos Regionales y mediante Acuerdo de Concejo Municipal para el caso de los Gobiernos Locales, previo informe de la Presidencia del Consejo de Ministros (PCM) en el que se debe indicar si el pliego Ministerio de Defensa o Ministerio del Interior, según corresponda, ha excedido el monto máximo destinado a las acciones de apoyo fijado por la PCM, y de la Oficina de Presupuesto o la que haga sus veces en el pliego que reciba el apoyo de las Fuerzas Armadas o Policía Nacional del Perú, bajo responsabilidad del Titular de dicho pliego. La resolución del Titular del Pliego, el Acuerdo de Consejo Regional y el Acuerdo de Concejo Municipal, según corresponda, se publica en el diario oficial El Peruano.

La entidad pública que transfiere es responsable del monitoreo, seguimiento y cumplimiento de los fines para los cuales fueron entregados los recursos. Los recursos públicos, bajo responsabilidad deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

Trigésima Octava. Autorízase a los Gobiernos Regionales y Gobiernos Locales, durante el Año Fiscal 2020, para realizar modificaciones presupuestarias en el nivel funcional programático, para financiar el pago correspondiente al Régimen de Sinceramiento de Deudas por Aportaciones al EsSalud y a la ONP, y al Régimen de Reprogramación de pago de Aportes Previsionales al Fondo de Pensiones (REPRO - AFP), establecidos por el Decreto Legislativo N° 1275, Decreto Legislativo que aprueba el Marco de la Responsabilidad y Transparencia Fiscal de los Gobiernos Regionales y Gobiernos Locales, quedando autorizados para adecuar el registro del gasto en las categorías presupuestarias correspondientes. Para tal efecto, los Gobiernos Regionales y Gobiernos Locales quedan exceptuados de lo establecido en los numerales 9.1 y 9.4 del artículo 9 del presente Decreto de Urgencia y del inciso 4 del numeral 48.1 del artículo 48 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. En el caso de los Gobiernos Regionales, la exoneración de los numerales 9.1 y 9.4 del artículo 9 del presente Decreto de Urgencia, no exime a dichas entidades del requisito de contar con la opinión favorable de la Dirección General de Gestión Fiscal de los Recursos Humanos y de la Dirección General de Presupuesto Público, establecido en dicho numeral. Para dicho efecto, las solicitudes de informe favorable de la Dirección General de Presupuesto Público, solo pueden ser presentadas al Ministerio de Economía y Finanzas hasta el 30 de octubre de 2020.

Asimismo, prohíbase a los Gobiernos Regionales y Gobiernos Locales a efectuar modificaciones presupuestarias en el nivel funcional programático con cargo a los recursos asignados en su presupuesto institucional en la categoría presupuestal 9001. Acciones Centrales, actividad 5000003, y las finalidades "Pago de cuotas del REPRO-AFP", "Pago de cuotas del sinceramiento de deudas por aportaciones al EsSalud" y "Pago de cuotas del sinceramiento de deudas por aportaciones a la ONP", con el fin de habilitar a otras partidas, genéricas o específicas del gasto de sus presupuestos institucionales, salvo las habilitaciones que se realicen entre las finalidades señaladas en el presente párrafo en la indicada categoría presupuestal y actividad del mismo pliego.

Trigésima Novena. Autorízase a la Dirección General del Tesoro Público del Ministerio de Economía y Finanzas a que, a solicitud de la Secretaría Técnica del Fondo Invierte para el Desarrollo Territorial - FIDT, apruebe las asignaciones financieras correspondientes a los Gobiernos Regionales y Gobiernos Locales que suscribieron convenios con el FIDT, cuyos recursos hayan sido extornados a la cuenta del referido Fondo. Estas asignaciones financieras se aprueban hasta por el monto extornado y se realizan en la fuente de financiamiento Recursos Determinados con cargo a los recursos del referido Fondo.

Cuadragésima. Autorízase, durante el Año Fiscal 2020, el uso de los recursos del Fondo para intervenciones ante la Ocurrencia de Desastres Naturales (FONDES), creado mediante el artículo 4 de la Ley N° 30458, para financiar intervenciones comprendidas en el Plan Integral de la Reconstrucción con Cambios, conjuntamente con recursos derivados de pólizas, fideicomisos y/o garantías contenidos en los contratos de concesión en el marco del Decreto Legislativo N° 1363, Decreto Legislativo que regula la aplicación de la Ley N° 30556 en los encargos efectuados por el Ministerio de Transportes y Comunicaciones, en el marco de los contratos de concesión, para las intervenciones previstas en el Plan Integral de Reconstrucción con Cambios.

Cuadragésima Primera. Autorízase al Gobierno Regional de Loreto, durante el Año Fiscal 2020, a utilizar los recursos a los que se refiere el artículo 4 de la Ley N° 30712, Ley que restablece la vigencia de la Ley 29285 y establece una compensación que impulse la conectividad en el Departamento de Loreto, para el financiamiento de proyectos de inversión relacionados con infraestructura y vinculados al sector transportes que sean priorizados por dicho gobierno regional.

Cuadragésima Segunda. Autorízase, en el Año Fiscal 2020, a los Gobiernos Regionales y Gobiernos Locales para realizar modificaciones presupuestarias en el nivel funcional programático para el pago del servicio de deuda, con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Determinados, destinado a inversiones que se encuentran bajo el ámbito del Sistema Nacional de Programación Multianual y Gestión de Inversiones y de proyectos que no se encuentran bajo el ámbito de dicho Sistema Nacional.

Para tal efecto, y únicamente para el pago del servicio de deuda, exceptúase a las referidas entidades de lo establecido en el numeral 13.1 del artículo 13 del presente Decreto de Urgencia.

Cuadragésima Tercera. Dispóngase que el Gobierno Regional de Amazonas, durante el Año Fiscal 2020, realiza transferencias financieras hasta por la suma de S/ 2 292 763,00 (DOS MILLONES DOSCIENTOS NOVENTA Y DOS MIL SETECIENTOS SESENTA Y TRES Y 00/100 SOLES), a favor de las Mancomunidades Municipales Los Chillaos, Tilacancha, Alto Uctubamba y Valle de las Cataratas, del departamento de Amazonas, para financiar la operación y mantenimiento de cuatro (04) rellenos sanitarios.

Dichas transferencias financieras se aprueban mediante Resolución del Gobernador Regional, requiriéndose el informe previo favorable de la Oficina de Presupuesto o la que haga sus veces en la entidad. La referida resolución se publica en el diario oficial El Peruano.

El Gobierno Regional de Amazonas es responsable del monitoreo, seguimiento y cumplimiento de los fines y metas para los cuales transfiere los recursos. Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

Cuadragésima Cuarta. Dispóngase que, durante el Año Fiscal 2020, las modificaciones presupuestarias en el nivel institucional que se requieran realizar como consecuencia de los mecanismos de reforma de la estructura del Estado a los que se refiere el Título III del Decreto Supremo N° 054-2018-PCM, que aprueba los "Lineamientos de Organización del Estado", se realizan conforme al mecanismo establecido en el artículo 78 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público.

Cuadragésima Quinta. Autorízase, durante el Año Fiscal 2020, al Ministerio de Defensa para que los recursos que hayan sido generados por la aplicación de la Primera Disposición Complementaria de la Ley N° 29006, sean destinados a las Fuerzas Armadas y a la Comisión Nacional de Investigación y Desarrollo Aeroespacial (CONIDA) para la adquisición de bienes y/o servicios, así como a la ejecución de proyectos de inversión, a fin de contribuir a la operatividad de la función de defensa nacional.

Dichos recursos públicos, bajo responsabilidad del titular de la entidad, deben ser destinados solo a los fines para los cuales se autoriza en la presente disposición.

Cuadragésima Sexta. Dispóngase que, en el Presupuesto del Sector Público para el Año Fiscal 2020, se han asignado recursos en el pliego Instituto Nacional de Estadística e Informática (INEI), hasta por la suma de S/ 50 000 000,00 (CINCUENTA MILLONES Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, para el financiamiento del V Censo Nacional Económico, de la Encuesta Nacional de Presupuestos Familiares, el Nuevo Año Base de las Cuentas Nacionales, así como el cambio del Año Base del Índice de Precios al Consumidor.

Para tal fin, mediante Resolución Suprema se constituye una Comisión Consultiva que garantice la calidad, transparencia y confianza de las mediciones materia del financiamiento referido en el párrafo precedente. Dicha Comisión Consultiva aprueba un Plan de Trabajo al cual se sujeta la ejecución de los gastos que supone la implementación de lo establecido en dicho párrafo.

La presente disposición entra en vigencia al día siguiente de la publicación del presente Decreto de Urgencia.

Cuadragésima Sétima. Dispóngase que, en el Presupuesto del Sector Público para el Año Fiscal 2020, se han asignado recursos en el pliego Ministerio de Vivienda, Construcción y Saneamiento, hasta por la suma de S/ 40 608 686,00 (CUARENTA MILLONES SEISCIENTOS OCHO MIL SEISCIENTOS OCHENTA Y SEIS Y 00/100 SOLES), quedando dicho ministerio facultado para ejecutar las acciones a las que se refieren los literales a) y b), conforme al siguiente detalle:

a) Hasta por la suma de S/ 20 000 000,00 (VEINTE MILLONES Y 00/100 SOLES), para financiar acciones desarrolladas a través de la ejecución de los proyectos de inversión orientados a proveer servicios de saneamiento a las poblaciones pobres y extremadamente pobres del ámbito rural, los que constituyen soluciones integrales y sostenibles que comprenden infraestructura, fortalecimiento de gestión y educación sanitaria. Estas acciones, incluyen lo relacionado a los baños de los colegios y puestos de salud de los ámbitos de intervención respectivos, en el marco de la normatividad técnica sectorial correspondiente.

b) Hasta por la suma de S/ 20 608 686,00 (VEINTE MILLONES SEISCIENTOS OCHO MIL SEISCIENTOS OCHENTA Y SEIS Y 00/100 SOLES), para financiar las acciones de operación y mantenimiento de las Plantas Temporales de Tratamiento de Aguas para consumo humano, y módulos de captación de agua de lluvia en zonas de selva, implementados en el marco de declaratorias de emergencia. El Ministerio de Vivienda, Construcción y Saneamiento debe suscribir los convenios que correspondan para garantizar la ejecución de las acciones señaladas en el presente literal.

Cuadragésima Octava. Autorízase, durante el Año Fiscal 2020, al Ministerio de Economía y Finanzas (MEF) para realizar transferencias a favor del Banco Interamericano de Desarrollo para la realización del Foro Interamericano de la Microempresa (FOROMIC) hasta por la suma de S/ 1 200 000,00 (UN MILLÓN DOSCIENTOS MIL Y 00/100 SOLES).

Dichas transferencias se aprueban mediante resolución del Titular, previo informe favorable de la Dirección General de Mercados Financieros y Previsional Privado y de la Oficina General de Planeamiento y Presupuesto, y se publica en el diario oficial El Peruano. Lo establecido en la presente disposición se financia con cargo al presupuesto institucional del MEF, sin demandar recursos adicionales al Tesoro Público.

Cuadragésima Novena. Dispóngase que el otorgamiento de las subvenciones previstas en el Anexo A del presente Decreto de Urgencia, a favor de los Centros de Innovación Tecnológica de Artesanía y Turismo-CITE, se sujeta al cumplimiento de los compromisos estipulados en los convenios que para tal efecto suscribe el Ministerio de Comercio Exterior y Turismo, con los referidos centros.

Quincuagésima. Dispóngase que, en el Presupuesto del Sector Público para el Año Fiscal 2020, se han asignado en el pliego Organismo de Formalización de la Propiedad Informal (COFOPRI), hasta por la suma de S/ 46 772 280,00 (CUARENTA Y SEIS MILLONES SETECIENTOS SETENTA Y DOS MIL DOSCIENTOS OCHENTA Y 00/100 SOLES), por la fuente de financiamiento Recursos Ordinarios, destinados exclusivamente al financiamiento del Plan Nacional de Catastro Urbano.

Los recursos a los que se refiere la presente disposición no pueden ser destinados, bajo responsabilidad del titular de la entidad, a fines distintos a los señalados en la presente disposición.

Quincuagésima Primera. Dispóngase que, en el Presupuesto del Sector Público para el Año Fiscal 2020, se han asignado hasta la suma de S/ 54 000 000,00 (CINCUENTA Y CUATRO MILLONES Y 00/100 SOLES), con cargo a los recursos a los que se refiere el artículo 53 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público, para financiar la gestión, administración, operación, mantenimiento, seguimiento y monitoreo de la infraestructura de las sedes donde se desarrollaron los XVIII Juegos Panamericanos y VI Juegos Parapanamericanos del 2019. Dichas modificaciones presupuestarias se realizan conforme al artículo 54 del Decreto Legislativo N° 1440, a solicitud del Sector competente.

Para el financiamiento de las acciones referidas en el párrafo precedente, el Sector competente debe aprobar mediante resolución de su titular las disposiciones que detallen las actividades para una adecuada gestión, administración, operación, mantenimiento, seguimiento y monitoreo de cada una de las sedes donde se desarrollaron los XVIII Juegos Panamericanos y VI Juegos Parapanamericanos del 2019.

Los recursos a los que se refiere esta disposición no pueden ser destinados a fines distintos a los establecidos en la misma.

Quincuagésima Segunda. Autorízase al Gobierno Regional de Cusco a realizar modificaciones presupuestarias en el nivel institucional a favor del Ministerio de Salud en los años fiscales 2019 y 2020, con cargo a los recursos de su presupuesto institucional en la fuente de financiamiento Recursos Ordinarios y Recursos por Operaciones Oficiales de Crédito, para financiar la ejecución del proyecto de inversión "Mejoramiento de la capacidad resolutiva de los servicios de salud del Hospital Antonio Lorena Nivel III-1-Cusco" (Código 2094808), en el marco del convenio que ambas entidades suscriben. Las referidas modificaciones presupuestarias se autorizan mediante decreto supremo refrendado por el Ministro de Economía y Finanzas y el Ministro de Salud, a propuesta del Gobierno Regional de Cusco.

La presente disposición entra en vigencia a partir del día siguiente de la publicación del presente Decreto de Urgencia.

Quincuagésima Tercera. Autorízase al Ministerio de la Producción, durante el Año Fiscal 2019, para aprobar transferencias financieras hasta por la suma de S/ 50 000 000,00 (CINCUENTA MILLONES Y 00/100 SOLES), a favor de organismos internacionales y celebrar convenios de administración de recursos conforme a lo dispuesto por la Ley N° 30356, Ley que fortalece la transparencia y el control en los convenios de administración de recursos con organizaciones internacionales, con el objeto de continuar la ejecución de los componentes del proyecto de inversión "Mejoramiento del Servicio de Comercialización del Gran Mercado de Belén-Iquitos, Provincia de Maynas, Departamento de Loreto" (Código 2274894).

Dichas transferencias financieras se realizan mediante resolución de titular del pliego, previo informe favorable de la oficina de presupuesto o la que haga sus veces en el pliego. La resolución del titular del pliego se publica en el diario oficial El Peruano.

Los recursos públicos, bajo responsabilidad, deben ser destinados solo a los fines para los cuales se autorizó su transferencia conforme a la presente disposición.

Los saldos no utilizados de los recursos transferidos por el Ministerio de la Producción, con cargo a los recursos de su presupuesto institucional por la fuente de financiamiento Recursos Ordinarios, a favor de los organismos internacionales en el marco de lo establecido en la presente disposición, deben ser devueltos al Tesoro Público conforme a la normatividad del Sistema Nacional de Tesorería.

La aplicación de la presente disposición se financia con cargo a los recursos a los que se refiere el artículo 53 del Decreto Legislativo N° 1440, Decreto Legislativo del Sistema Nacional de Presupuesto Público. Dichas modificaciones presupuestarias se realizan conforme a lo establecido en el artículo 54 del mencionado Decreto Legislativo, a solicitud del Ministro de la Producción.

La presente disposición entra en vigencia a partir del día siguiente de la publicación del presente Decreto de Urgencia.

Quincuagésima Cuarta. Respecto a la consolidación de conceptos de ingresos que percibe el personal de las Entidades Públicas:

1. Autorízase al Ministerio de Economía y Finanzas a emitir decretos supremos hasta el 30 de octubre de 2020, para crear conceptos de ingresos consolidados por montos que percibe el personal de las Entidades Públicas del Gobierno Nacional y Gobiernos Regionales.

2. Son requisitos concurrentes para la creación del concepto de ingresos consolidados, mencionado en el numeral precedente, los siguientes:

   a) Haber percibido los ingresos de manera mensual, permanente y consecutiva desde al menos el año 2017 y con continuidad hasta el año 2020.
   b) Los ingresos y/o sus montos no deben encontrarse registrados en el Aplicativo Informático de la Planilla Única de Pago del Sector Público.
   c) Deben observarse los límites establecidos en la Ley N° 28212, Ley que regula los ingresos de los Altos Funcionarios Autoridades del Estado y dicta otras medidas, y el Decreto de Urgencia N° 038-2006.
   d) El personal debe encontrarse registrado en el Aplicativo Informático de la Planilla Única de Pago del Sector Público, hasta el 30 de mayo de 2020.

3. El monto de los Ingresos Consolidados creados en el marco de lo establecido en el numeral 1 de la presente disposición, no tiene naturaleza remunerativa ni carácter pensionable, no constituye base para el cálculo de otros beneficios, no está afecta a cargas sociales, y corresponde su percepción en tanto el servidor mantenga su condición en el régimen laboral vigente, y se registra, de oficio, en el Aplicativo Informático de la Planilla Única de Pago del Sector Público por la Dirección General de Gestión Fiscal de los Recursos Humanos. Con la consolidación realizada quedan sin efecto los conceptos que fueron consolidados y queda prohibido la creación de cualquier concepto análogo.

4. Dispóngase la creación de Comisiones Multisectoriales de naturaleza temporal, al amparo de la Ley N° 29158, Ley Orgánica del Poder Ejecutivo, para la emisión de informes de evaluación de los conceptos de ingresos comprendidos en la información remitida por los pliegos del Gobierno Nacional y Gobiernos Regionales, a la Dirección General de Presupuesto Público en el marco del numeral 8.1 del artículo 8 de la Ley N° 30970, Ley que aprueba diversas medidas presupuestarias para coadyuvar a la calidad y la ejecución del gasto público y dicta otras medidas, y, de ser el caso, la información remitida al Ministerio de Economía y Finanzas en el marco del inciso 9.12.2 del numeral 9.12 del artículo 9 del presente Decreto de Urgencia, así como el ámbito de aplicación de tales conceptos y cualquier otra discrepancia. Dichas Comisiones están presididas por un representante de la Autoridad Nacional del Servicio Civil (SERVIR).

5. Para efectos de la emisión de los informes de las referidas Comisiones Multisectoriales, los pliegos deben presentar a las mismas, hasta el 31 de marzo de 2020, la información correspondiente a las Planillas de Pago del personal correspondiente a los años 2017, 2018, 2019 y 2020, así como los contratos, resoluciones de nombramiento u otro documento que acredite el vínculo contractual con el Estado, así como un Informe de las Oficinas de Asesoría Jurídica y de Recursos Humanos o las que hagan sus veces, como el sustento normativo respectivo.

6. Las Comisiones Multisectoriales remiten al Ministerio de Economía y Finanzas un informe con sus resultados hasta el 15 de julio de 2020, para efectos de su evaluación y de corresponder la emisión de Decretos Supremos a que se refiere el numeral 1 de la presente disposición, y posterior registro de oficio en el Aplicativo Informático de la Planilla Única de Pago del Sector Público.

Quincuagésima Quinta. Dispóngase que, durante el Año Fiscal 2020, las disposiciones de austeridad, disciplina y calidad en el gasto público y de ingresos del personal previstas en el presente Decreto de Urgencia no son aplicables para la implementación de lo establecido en la Ley N° 29816, Ley de Fortalecimiento de la SUNAT.

Quincuagésima Sexta. El presente Decreto de Urgencia está vigente desde el 01 de enero hasta el 31 de diciembre de 2020, salvo los artículos 12 y 21, los numerales 23.3 y 23.4 del artículo 23, los artículos 27, 30, 33, 34, 35, 36, 49, 51 y 58, y la Tercera, Décima, el numeral 6 de la Duodécima, Vigésima Sétima, Trigésima Tercera, Cuadragésima Sexta, Quincuagésima Segunda y Quincuagésima Tercera Disposiciones Complementarias Finales, y la Primera y Segunda Disposiciones Complementarias Transitorias, que rigen a partir del día siguiente de su publicación en el diario oficial El Peruano.

Asimismo, prorrógase la vigencia, hasta el 31 de diciembre de 2020, de:

i. Las disposiciones contenidas en los artículos 1 y 2 del Decreto de Urgencia N° 003-2012 para el Programa Nacional contra la Violencia Familiar y Sexual.
ii. El proceso de transferencia dispuesto por la Novena Disposición Complementaria Final de la Ley N° 29565, Ley de Creación del Ministerio de Cultura.
iii. La Septuagésima Sétima Disposición Complementaria Final de la Ley N° 30518, Ley de Presupuesto del Sector Público para el Año Fiscal 2017.
iv. La Décima Sétima para los saldos de balance del Año Fiscal 2019, la Sexagésima Segunda y la Nonagésima Sexta Disposiciones Complementarias Finales de la Ley N° 30693, Ley de Presupuesto del Sector Público para el Año Fiscal 2018, para esta última disposición el monto de los viáticos se sujeta a lo establecido en el Decreto Supremo N° 007-2013-EF o norma que lo sustituya.



v. La Quincuagésima, Quincuagésima Primera, Septuagésima Novena, Octogésima, Nonagésima Sétima, Centésima Décimo Quinta y Centésima Trigésima Disposiciones Complementarias Finales de la Ley N° 30879, Ley de Presupuesto del Sector Público para el Año Fiscal 2019.

Quincuagésima Sétima. El presente Decreto de Urgencia, por la naturaleza especial de la materia que regula, tiene prevalencia en su aplicación sobre cualquier otra norma jurídica de rango legal o infralegal que se oponga a lo establecido por el presente Decreto de Urgencia o limite su aplicación.

Quincuagésima Octava. El presente Decreto de Urgencia es refrendado por el Presidente del Consejo de Ministros, la Ministra de Economía y Finanzas, el Ministro de Transportes y Comunicaciones, la Ministra de Desarrollo e Inclusión Social, el Ministro de Cultura, la Ministra del Ambiente, la Ministra de la Mujer y Poblaciones Vulnerables, el Ministro de Vivienda, Construcción y Saneamiento, el Ministro de Energía y Minas, el Ministro de Comercio Exterior y Turismo, la Ministra de la Producción, la Ministra de Trabajo y Promoción del Empleo, el Ministro de Agricultura y Riego, la Ministra de Salud, la Ministra de Educación, la Ministra de Justicia y Derechos Humanos, el Ministro del Interior, el Ministro de Defensa y el Ministro de Relaciones Exteriores.

Dado en la Casa de Gobierno, en Lima, a los diecinueve días del mes de noviembre del año dos mil diecinueve.

MARTÍN ALBERTO VIZCARRA CORNEJO
Presidente de la República

VICENTE ANTONIO ZEBALLOS SALINAS
Presidente del Consejo de Ministros

JORGE LUIS MONTENEGRO CHAVESTA
Ministro de Agricultura y Riego

FABIOLA MUÑOZ DODERO
Ministra del Ambiente

EDGAR M. VÁSQUEZ VELA
Ministro de Comercio Exterior y Turismo

FRANCISCO PETROZZI FRANCO
Ministro de Cultura

WALTER MARTOS RUIZ
Ministro de Defensa

ARIELA MARÍA DE LOS MILAGROS LUNA FLORES
Ministra de Desarrollo e Inclusión Social

MARÍA ANTONIETA ALVA LUPERDI
Ministra de Economía y Finanzas

FLOR AIDEÉ PABLO MEDINA
Ministra de Educación

JUAN CARLOS LIU YONSEN
Ministro de Energía y Minas

CARLOS MORÁN SOTO
Ministro del Interior

ANA TERESA REVILLA VERGARA
Ministra de Justicia y Derechos Humanos

GLORIA MONTENEGRO FIGUEROA
Ministra de la Mujer y Poblaciones Vulnerables

ROCÍO INGRED BARRIOS ALVARADO
Ministra de la Producción

GUSTAVO MEZA-CUADRA V.
Ministro de Relaciones Exteriores

MARÍA ELIZABETH HINOSTROZA PEREYRA
Ministra de Salud

SYLVIA E. CÁCERES PIZARRO
Ministra de Trabajo y Promoción del Empleo

EDMER TRUJILLO MORI
Ministro de Transportes y Comunicaciones

RODOLFO YAÑEZ WENDORFF
Ministro de Vivienda, Construcción y Saneamiento

ANEXO A : SUBVENCIONES PARA PERSONAS JURIDICAS
AÑO FISCAL 2020

FECHA : 15/11/2019
9:30:15

FPR40S1S
PAGINA : 1

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN NUEVOS SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
CULTURA	1 200 000	
003 M. DE CULTURA	1 200 000	
	1 200 000	*ASOCIACIÓN ORQUESTAS INFANTILES Y JUVENILES DEL PERÚ*
AMBIENTAL	13 942 449	
005 M. DEL AMBIENTE	13 942 449	
	13 942 449	*COMUNIDADES NATIVAS - COMUNIDADES CAMPESINAS*
JUSTICIA	2 603 000	
006 M. DE JUSTICIA Y DERECHOS HUMANOS	2 603 000	
	2 603 000	*IGLESIA CATOLICA*
INTERIOR	1 935 588	
007 M. DEL INTERIOR	1 935 588	
	3 000	*ASOCIACION DE CORONELES EN RETIRO (ASCOREFA)*
	5 000	*ASOCIACION DE OFICIALES GENERAL DE LAS FUERZAS ARMADAS (ADOGEN)*
	88 000	*ASOCIACION DE OFICIALES GENERAL PNP (ADOGPOL)*
	4 000	*ASOCIACION VENCEDORES DE CAMPAÑA MILITAR 1941*
	110 449	*BENEMERITA SOCIEDAD FUNDADORES DE LA INDEPENDENCIA, VENCEDORES EL 2 MAYO DE 1866 Y DEFENSORES CALIFICADOS DE LA PATRIA*
	7 000	*C.E. 1149 JORGE CIEZA LACHO*
	7 000	*C.E. 7 DE AGOSTO (AREQUIPA)*
	13 000	*C.E. CAP PNP ALIPIO PONCE VASQUEZ*
	11 000	*C.E. CARLOS TEODORO PUELL MENDOZA (TUMBES)*
	13 000	*C.E. FELIX TELLO ROJAS (CHICLAYO)*
	11 000	*C.E. JUAN LINARES ROJAS*
	4 000	*C.E. MARIANO SANTOS MATEOS (TACNA)*
	9 000	*C.E. MARIANO SANTOS MATEOS (TRUJILLO)*
	20 000	*C.E. PRECURSORES DE LA INDEPENDENCIA*
	9 000	*C.E. ROBERTO MORALES ROJAS (SULLANA)*
	12 000	*C.E. SANTA ROSA DE LIMA 2001*
	10 000	*C.E. SO. 2DA. BASILIO RAMIREZ PEÑA (PIURA)*
	11 000	*C.E. SO. 2DA. JESUS VERA FERNANDEZ*
	20 000	*C.E. SO. 2DA. JUAN INGUNZA VALDIVIA*
	10 000	*C.E. SO. 2DA. MARTIN ESQUICHA BERNEDO*
	11 000	*C.E. SO. 2DA. NEPTALI VALDERRAMA AMPUERO (AREQUIPA)*
	18 000	*C.E. SO. 2DA. TEODOSIO FRANCO GARCIA (ICA)*
	10 000	*C.E. SO. TCO. 3RA. ARTURO PALOMINO RODRIGUEZ (CUSCO)*
	9 000	*C.E. SO. TCO. 3RA. JOSE RODRIGUEZ TRIGOSO*
	13 000	*C.E. SO. TCO. 3RA. RAMIRO VILLAVERDE LAZO (HUANCAYO)*
	12 000	*C.E. TUPAC AMARU*
	4 000	*C.E. VIRGEN DE FATIMA*
	4 000	*C.E.I. JUAN BENITES LUNA*
	93 449	*CENTRO DE ESTUDIOS HISTORICO MILITARES DEL PERU*
	1 200 000	*COMITE DE DAMAS PNP*
	3 000	*I.E.I PNP CUNA JARDIN SANTA ROSITA DE LIMA (AREQUIPA)*
	12 000	*I.E.I. ALCIDES VIGO HURTADO*
	10 000	*I.E.I. ALIPIO PONCE VASQUEZ - JAUJA - HUANCAYO*
	3 000	*I.E.I. ANGELES DE MARIA (HUANCAYO)*
	3 000	*I.E.I. CUNA JARDÍN N° 1137 "MILAGROSO DIVINO NIÑO JESÚS" (TARAPOTO)*
	3 000	*I.E.I. DIVINO NIÑO DEL MILAGRO (CHICLAYO)*
	12 000	*I.E.I. FELIX TELLO R. LA MOLINA*
	4 000	*I.E.I. HORACIO PATIÑO CRUZATTI (CAJAMARCA)*
	3 000	*I.E.I. MARIANO LINARES JARAMILLO (JAEN)*
	4 000	*I.E.I. SANTA ROSA DE LIMA PNP (CHIMBOTE)*
	9 000	*I.E.I. SANTA ROSA DE LIMA PNP (JULIACA)*
	63 190	*INSTITUTO LIBERTADOR RAMON CASTILLA*
	2 000	*INSTITUTO SAN MARTINIANO*
	37 500	*OBISPADO CASTRENSE*

ANEXO A : SUBVENCIONES PARA PERSONAS JURIDICAS
AÑO FISCAL 2020

FECHA : 15/11/2019   FPR40S1S

9:30:15   PAGINA : 2

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN NUEVOS SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
INTERIOR	1 935 588	
007 M. DEL INTERIOR	1 935 588	
	3 000	TRIBUNAL SUPERIOR MILITAR POLICIAL DEL NORTE - CHICLAYO
	3 000	ZONAS JUDICIALES DE LA PNP (CUSCO)
	3 000	ZONAS JUDICIALES DE LA PNP (IQUITOS)
	3 000	ZONAS JUDICIALES DE LA PNP (LIMA 1RA SALA)
	3 000	ZONAS JUDICIALES DE LA PNP (LIMA 2DA SALA)
RELACIONES EXTERIORES	49 878	
008 M. DE RELACIONES EXTERIORES	49 878	
	49 878	SOCIEDAD PERUANA DE DERECHO INTERNACIONAL
ECONOMIA Y FINANZAS	2 033 626	
009 M. DE ECONOMIA Y FINANZAS	2 033 626	
	1 000 000	CAJA DE PROTECCION Y ASISTENCIA DE LOS TRABAJADORES LUSTRADORES DE CALZADO DEL PERU
	1 033 626	CAJA DE PROTECCION Y ASISTENCIA SOCIAL DE LOS CANILLITAS
EDUCACION	21 603 265	
010 M. DE EDUCACION	9 301 672	
	100 000	ACADEMIA NACIONAL DE CIENCIAS
	255 275	ACADEMIA PERUANA DE LA LENGUA
	1 000 000	ASOCIACION FE Y ALEGRIA DEL PERU - CEFOP
	6 843 997	ASOCIACION FE Y ALEGRIA PROGRAMA NACIONAL
	30 000	CENTRO DE REHABILITACIÓN DE CIEGOS DE LIMA - CERCIL
	17 400	EIP MIXTO GRATUITO "SANTA MARÍA MADRE DE DIOS"
	90 000	ESCUELA HOGAR DE NIÑAS "NUESTRA SEÑORA DE LA MISERICORDIA"
	80 000	INSTITUTO LIBERTADOR RAMÓN CASTILLA
	25 000	OFICINA NACIONAL DE EDUCACIÓN CATÓLICA - ONDEC
	860 000	SOCIEDAD GEOGRÁFICA DE LIMA
342 INSTITUTO PERUANO DEL DEPORTE	12 301 593	
	2 289 675	ASOCIACIÓN NACIONAL PARALIMPICA
	88 496	FDN ACTIVIDADES SUBACUATICAS
	70 817	FDN AERODEPORTIVA
	3 745 352	FDN ATLETISMO
	2 323 529	FDN BADMINTON
	1 508 769	FDN BOXEO
	1 447 298	FDN CICLISMO
	640 274	FDN TIRO CON ARCO
	103 363	FDN DE PERSONAS CON DISCAPACIDAD INTELECTUAL
	30 289	FDN DE PERSONAS CON DISCAPACIDAD VISUAL
	53 731	FDN KENDO
SALUD	14 005 100	
011 M. DE SALUD	14 005 100	
	150 000	A.O.H. HOGAR CLINICA SAN JUAN DE DIOS DE PIURA
	250 000	ACADEMIA NACIONAL DE MEDICINA
	378 000	ASOCIACION DE DAMAS VOLUNTARIAS Y AMIGAS DEL MINISTERIO DE SALUD ADAVAMINSA
	600 000	ASOCIACIÓN CASA RONALD MC DONALD DEL PERU
	80 000	ASOCIACIÓN PATRONATO DE LEPROSOS DEPARTAMENTAL DE LORETO
	50 000	CAJA DE PROTECCION Y ASISTENCIA SOCIAL LEY Nº 10674
	44 500	CENTRO DE EDUCACION BASICA ESPECIAL "FE Y ALEGRIA" Nº 42
	80 000	CENTRO DE REHABILITACION DE CIEGOS DE LIMA
	180 000	CENTRO DE REPOSO SAN JUAN DE DIOS (CREMPT) - PIURA DE LA ORDEN HOSPITALARIA SAN JUAN DE DIOS
	120 000	HOGAR CLINICA SAN JUAN DE DIOS (AREQUIPA)
	1 139 204	HOGAR CLINICA SAN JUAN DE DIOS - LIMA
	200 000	HOGAR CLINICA SAN JUAN DE DIOS -IQUITOS
	144 000	HOGAR CLINICA SAN JUAN DE DIOS CHICLAYO
	180 000	HOGAR CLINICA SAN JUAN DE DIOS CUSCO

ANEXO A : SUBVENCIONES PARA PERSONAS JURIDICAS
AÑO FISCAL 2020

FECHA : 15/11/2019   FPR40S1S
9:30:15   PAGINA : 3

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS

(EN NUEVOS SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
SALUD	14 005 100	
011 M. DE SALUD	14 005 100	
	118 800	*LIGA PERUANA DE LUCHA CONTRA EL CANCER - FILIAL AREQUIPA*
	3 584 080	*ORGANIZACIÓN PANAMERICANA DE LA SALUD*
	6 706 516	*UNION DE OBRAS DE ASISTENCIA SOCIAL*
DEFENSA	3 843 043	
026 M. DE DEFENSA	3 843 043	
	98 994	*ASOCIACION DE OFICIALES DE LA FAP*
	35 000	*ASOCIACIÓN "VENCEDORES DE LA CAMPAÑA MILITAR DE 1941"*
	20 000	*ASOCIACIÓN DE CAPITANES DE NAVIO, CORONELES DE LAS FUERZAS ARMADAS Y POLICIA NACIONAL EN SITUACIÓN DE RETIRO*
	20 000	*ASOCIACIÓN DE COMANDANTES DE LAS FUERZAS ARMADAS*
	250 000	*ASOCIACIÓN DE DISCAPACITADOS DE LAS FUERZAS ARMADAS DEL PERÚ "MY. E.P. MARKO JARA SCHENONE"*
	20 000	*ASOCIACIÓN DE OFICIALES DE LAS FUERZAS ARMADAS Y POLICIA NACIONAL DEL PERÚ*
	200 000	*ASOCIACIÓN DE OFICIALES GENERALES Y ALMIRANTES DEL PERÚ*
	51 172	*ASOCIACIÓN STELLA MARIS*
	260 000	*BENEMERITA SOCIEDAD FUNDADORES DE LA INDEPENDENCIA, VENCEDORES EL 2 DE MAYO DE 1986 Y DEFENSORES CALIFICADOS DE LA PATRIA*
	306 313	*CENTRO DE ESTUDIOS HISTÓRICOS MILITARES DEL PERÚ*
	213 215	*COMITE FEMENINO DE APOYO*
	56 780	*CONGREGACION DE SIERVAS DEL PLAN DE DIOS*
	669 931	*FEDERACIÓN DEPORTIVA MILITAR DEL PERÚ*
	25 585	*FUNDACIÓN MIGUEL GRAU*
	213 215	*IEP PEDRO RUIZ GALLO*
	300 000	*INSTITUTO DE ESTUDIOS HISTÓRICOS AEROESPACIALES DEL PERÚ*
	220 322	*INSTITUTO DE ESTUDIOS HISTÓRICOS MARÍTIMOS*
	507 516	*INSTITUTO LIBERTADOR RAMÓN CASTILLA*
	45 000	*INSTITUTO SAN MARTINIANO DEL PERÚ*
	300 000	*OBISPADO CASTRENSE*
	30 000	*ORDEN DE LA LEGIÓN MARISCAL CÁCERES*
PRODUCCION	2 800 000	
241 INSTITUTO TECNOLOGICO DE LA PRODUCCION - ITP	2 800 000	
	2 800 000	*CENTROS DE INNOVACIÓN TECNOLÓGICA - CITE - LEY N° 30230*
GOBIERNOS REGIONALES	1 495 554	
443 GOBIERNO REGIONAL DEL DEPARTAMENTO DE AREQUIPA	270 000	
	270 000	*CONGREGACION DE LAS HERMANITAS DE LOS ANCIANOS DESAMPARADOS ASILO " VICTOR F. LIRA"*
444 GOBIERNO REGIONAL DEL DEPARTAMENTO DE AYACUCHO	455 554	
	58 054	*APOYO DISPENSARIO MÉDICO Y COMEDOR "PAZ Y BIEN" - AYACUCHO*
	397 500	*HOGAR DE ANCIANOS "PADRE SATURNINO" - AYACUCHO*
445 GOBIERNO REGIONAL DEL DEPARTAMENTO DE CAJAMARCA	250 000	
	250 000	*ASILO OBISPO GROZO*
447 GOBIERNO REGIONAL DEL DEPARTAMENTO DE HUANCAVELICA	180 000	
	180 000	*ONGREGACION HERMANITAS DE LOS ANCIANOS DESAMPARADOS HOGAR SANTA TERESA DE JORNET*
451 GOBIERNO REGIONAL DEL DEPARTAMENTO DE LA LIBERTAD	340 000	
	110 000	*"FUNDACIÓN FRATERNISTAS SINE FINIBUS" - "HOGAR OSCAR ROMERO"*
	230 000	*HERMANITAS DE LOS ANCIANOS DESAMPARADOS, HOGAR SAN JOSE DE TRUJILLO*

	TOTAL RUBRO :	65 511 503

ANEXO A : SUBVENCIONES PARA PERSONAS JURIDICAS
AÑO FISCAL 2020

FECHA : 15/11/2019 FPR40S1S
9:30:15 PAGINA : 4

FUENTE DE FINANCIAMIENTO : RECURSOS DIRECTAMENTE RECAUDADOS
(EN NUEVOS SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
EDUCACION	**50 366 018**	
342 INSTITUTO PERUANO DEL DEPORTE	**50 366 018**	
	685 771	*FDN AJEDREZ*
	294 921	*FDN AUTOMOVILISMO*
	823 100	*FDN BEISBOL*
	398 284	*FDN BILLAR*
	457 449	*FDN BOCHAS*
	977 187	*FDN BOWLING*
	440 981	*FDN CANOTAJE*
	970 459	*FDN DEPORTES ECUESTRES*
	402 403	*FDN ESCALADA*
	1 202 699	*FDN ESGRIMA*
	1 103 355	*FDN ESQUI ACUATICO*
	545 871	*FDN FISICOCULTURISMO*
	1 844 485	*FDN GIMNASIA*
	1 051 018	*FDN GOLF*
	808 731	*FDN HANDBALL*
	1 268 512	*FDN HOCKEY*
	2 464 462	*FDN JUDO*
	2 287 268	*FDN KARATE*
	303 961	*FDN KICK BOXING*
	295 021	*FDN KUNG FU*
	2 317 002	*FDN LEVANTAMIENTO DE PESAS*
	66 397	*FDN LEVANTAMIENTO DE POTENCIA*
	2 346 333	*FDN LUCHA AMATEUR*
	339 018	*FDN MOTOCICLISMO*
	376 286	*FDN MOTONAUTICA*
	660 634	*FDN MUAY THAI*
	2 257 736	*FDN NATACION*
	747 334	*FDN PALETA FRONTON*
	798 381	*FDN PATINAJE*
	503 158	*FDN PENTATLON MODERNO*
	981 206	*FDN REMO*
	1 055 037	*FDN RUGBY*
	1 561 106	*FDN SOFTBOL*
	1 177 583	*FDN SQUASH RACKET*
	2 270 688	*FDN TABLA*
	2 257 736	*FDN TAE KWON DO*
	1 699 633	*FDN TENIS*
	1 195 306	*FDN TENIS DE MESA*
	2 198 671	*FDN TIRO*
	777 189	*FDN TRIATHLON*
	2 360 453	*FDN VELA*
	2 782 803	*FDN VOLEIBOL*
	103 363	*FDN DE PATINAJE SOBRE HIELO*
	34 009	*FDN DE PERSONAS CON DISCAPACIDAD VISUAL*
	540 930	*FEDENADIF*
	332 088	*FEDUP*
COMERCIO EXTERIOR Y TURISMO	**3 150 000**	
035 MINISTERIO DE COMERCIO EXTERIOR Y TURISMO	**3 150 000**	
	3 150 000	*CENTROS DE INNOVACION TECNOLOGICA DE ARTESANIA Y TURISMO - LEY Nº 27153 Y SU MODIFICATORIA LEY N° 27796 / D.L. N°1228 Y SU REGLAMENTO*
TOTAL RUBRO :	**53 516 018**	

ANEXO B : CUOTAS INTERNACIONALES
AÑO FISCAL 2020

FECHA : 15/11/2019
9:01:37

FPR40S1
PAGINA : 1

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN NUEVOS SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
PRESIDENCIA CONSEJO MINISTROS	1 010 387	
001 PRESIDENCIA DEL CONSEJO DE MINISTROS	566 600	
	170 000	ALIANZA PARA EL GOBIERNO ABIERTO / OPEN GOVERNMENT PARTNERSHIP
	136 080	CENTRO LATINOAMERICANO DE ADMINISTRACIÓN PARA EL DESARROLLO
	260 520	ORGANIZACIÓN PARA LA COOPERACIÓN Y EL DESARROLLO ECONÓMICOS - OCDE
002 INSTITUTO NACIONAL DE ESTADISTICA E INFORMATICA	30 667	
	3 500	INSTITUTO INTERAMERICANO DE ESTADÍSTICA (IASI)
	27 167	SECRETARÍA GENERAL DE LA COMUNIDAD ANDINA
114 CONSEJO NACIONAL DE CIENCIA, TECNOLOGIA E INNOVACION TECNOLOGICA	413 120	
	10 050	CENTRO LATINOAMERICANO DE FÍSICA - CLAF
	33 500	CENTRO REGIONAL DE SISMOLOGÍA PARA AMÉRICA DEL SUR - CERESIS
	43 215	INTERNATIONAL CENTRE FOR GENETIC ENGINEERING AND BIOTECHNOLOGY - ICGEB
	24 742	INTERNATIONAL SCIENCE COUNCIL - ISC
	301 613	PROGRAMA IBEROAMERICANO DE CIENCIA Y TECNOLOGÍA PARA EL DESARROLLO - CYTED
RELACIONES EXTERIORES	39 272 000	
008 M. DE RELACIONES EXTERIORES	39 272 000	
	31 272	ACADEMIA DE LA HAYA DE DERECHO INTERNACIONAL
	8 339	ACUERDO SOBRE LA CONSERVACIÓN DE ALBATROS Y PRETELES
	99 491	ALIANZA PARA EL GOBIERNO ABIERTO / OPEN GOVERNMENT PARTNERSHIP
	99 491	ALTO COMISIONADO DE LAS NACIONES UNIDAS PARA LOS REFUGIADOS
	330 657	ASOCIACIÓN LATINOAMERICANA DE INTEGRACIÓN
	91 396	CENTRO DE DESARROLLO DE LA ORGANIZACIÓN PARA LA COOPERACIÓN Y DESARROLLO ECONÓMICO
	59 694	CENTRO REGIONAL DE LAS NACIONES UNIDAS PARA LA PAZ, EL DESARME Y EL DESARROLLO EN AMÉRICA LATINA Y EL CARIBE
	30 542	COMISIÓN INTERNACIONAL DE LA BALLENA
	515 011	COMISIÓN PERMANENTE DEL PACÍFICO SUR
	515 755	COMISIÓN PREPARATORIA DE LA ORGANIZACIÓN DEL TRATADO DE PROHIBICIÓN COMPLETA DE LOS ENSAYOS NUCLEARES
	26 281	COMITÉ CIENTÍFICO PARA LA INVESTIGACIÓN ANTÁRTICA
	591 078	COMITÉ INTERNACIONAL DE LA CRUZ ROJA
	4 931	COMITÉ INTERNACIONAL DE MEDICINA MILITAR
	9 949	COMITÉ PARA LA ELIMINACIÓN DE TODAS LAS FORMAS DE DISCRIMINACIÓN CONTRA LAS PERSONAS CON DISCAPACIDAD
	14 902	CONFERENCIA DE LA HAYA DE DERECHO INTERNACIONAL PRIVADO
	22 654	CONSEJO CONSULTIVO EMPRESARIAL DEL APEC
	13 893	CONSEJO DE ADMINISTRADORES DE LOS PROGRAMAS NACIONALES ANTÁRTICOS
	16 316	CONSEJO DE COOPERACIÓN ECONÓMICA DEL PACÍFICO
	23 776	CONVENCIÓN DE LAS NACIONES UNIDAS DE LUCHA CONTRA LA DESERTIFICACIÓN Y MITIGACIÓN DE LOS EFECTOS DE LA SEQUÍA
	2 008	CONVENCIÓN DE OTTAWA – CONVENCIÓN SOBRE LA PROHIBICIÓN DEL EMPLEO, ALMACENAMIENTO, PRODUCCIÓN Y TRANSFERENCIA DE MINAS ANTIPERSONALES Y SOBRE SU DESTRUCCIÓN
	74 198	CONVENCIÓN MARCO DE LAS NACIONES UNIDAS SOBRE EL CAMBIO CLIMÁTICO
	13 632	CONVENCIÓN RELATIVA A LOS HUMEDALES DE IMPORTANCIA INTERNACIONAL ESPECIALMENTE COMO HÁBITAD DE AVES ACUÁTICAS
	3 257	CONVENCIÓN SOBRE LA PROHIBICIÓN DEL DESARROLLO, LA PRODUCCIÓN Y EL ALMACENAMIENTO DE ARMAS BACTERIOLÓGICAS (BIOLÓGICAS) Y TOXÍNICAS Y SOBRE SU DESTRUCCIÓN
	2 607	CONVENCIÓN SOBRE MUNICIONES EN RACIMO
	16 270	CONVENIO DE BASILEA SOBRE EL CONTROL DE LOS MOVIMIENTOS TRANSFRONTERIZOS DE DESECHOS PELIGROSOS PARA SU DISPOSICIÓN (FUND 3060 PER)

ANEXO B : CUOTAS INTERNACIONALES
AÑO FISCAL 2020

FECHA : 15/11/2019
9:01:37

FPR40S1
PAGINA : 2

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN NUEVOS SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
RELACIONES EXTERIORES	39 272 000	
008 M. DE RELACIONES EXTERIORES	39 272 000	
	15 425	CONVENIO DE ESTOCOLMO SOBRE CONTAMINANTES ORGÁNICOS PERSISTENTES DEL PROGRAMA DE NACIONES UNIDAS PARA EL MEDIO AMBIENTE (FUND 9400 PER)
	11 760	CONVENIO DE ROTTERDAM SOBRE LOS PROCEDIMIENTOS CONVENIDOS PARA CIERTOS QUÍMICOS Y PESTICIDAS PELIGROSOS EN EL COMERCIO INTERNACIONAL
	27 000	CONVENIO MARCO PARA EL CONTROL DEL TABACO
	3 918	CONVENIO SOBRE PROHIBICIONES O RESTRICCIONES DEL EMPLEO DE CIERTAS ARMAS CONVENCIONALES QUE PUEDAN CONSIDERARSE EXCESIVAMENTE NOCIVAS O DE EFECTOS INDISCRIMINADOS
	804 716	CORTE PENAL INTERNACIONAL
	2 682	CORTE PERMANENTE DE ARBITRAJE
	9 949	FONDO CENTRAL PARA ACCIÓN DE EMERGENCIAS
	9 949	FONDO DE CONTRIBUCIONES VOLUNTARIAS DE LAS NACIONES UNIDAS PARA LAS POBLACIONES INDÍGENAS
	497 453	FONDO DE COOPERACIÓN DE LA ALIANZA DEL PACÍFICO
	149 236	FONDO DE COOPERACIÓN PARA EL DESARROLLO DE LA OEA
	19 898	FONDO DE LA RED FORMACIÓN AMBIENTAL PARA AMÉRICA LATINA Y EL CARIBE
	22 492	FONDO DE LAS NACIONES UNIDAS PARA LA DEMOCRACIA
	3 980	FONDO DE POBLACIÓN DE LAS NACIONES UNIDAS
	39 796	FONDO DEL PROGRAMA DE LAS NACIONES UNIDAS PARA EL MEDIO AMBIENTE DEL PNUMA
	113 391	FONDO FIDUCIARIO DEL PLAN DE ACCIÓN DEL PACÍFICO SUDESTE
	8 996	FONDO FIDUCIARIO DEL PROTOCOLO DE NAGOYA SOBRE ACCESO A LOS RECURSOS GENÉTICOS Y PARTICIPACIÓN JUSTA Y EQUITATIVA EN LOS BENEFICIOS QUE SE DERIVEN DE SU UTILIZACIÓN (FUND 9750 PER)
	10 526	FONDO FIDUCIARIO GENERAL PARA EL PRESUPUESTO BÁSICO PROGRAMA PROTOCOLO SOBRE SEGURIDAD DE LA BIOTECNOLOGÍA (FUND 9340 PER)
	4 181	FONDO FIDUCIARIO PARA EL CONVENIO DE VIENA PARA LA PROTECCIÓN DE LA CAPA DE OZONO
	42 986	FONDO FIDUCIARIO PARA EL CONVENIO SOBRE DIVERSIDAD BIOLÓGICA (FUND 5080 PER)
	16 760	FONDO FIDUCIARIO PARA EL CONVENIO SOBRE DIVERSIDAD BIOLÓGICA DEL PROG. NACIONES UNIDAS PARA EL MEDIO AMBIENTE (FUND 850 PER)
	15 463	FONDO MULTILATERAL DEL PROTOCOLO DE MONTREAL (FUND 1040 PER)
	19 898	FONDO PARA APOYAR LAS TAREAS DEL GRUPO DE REVISIÓN DE LA IMPLEMENTACIÓN DE LAS CUMBRES DE AMÉRICA
	9 949	FONDO PARA LA CONSOLIDACIÓN DE LA PAZ
	39 796	FONDO PÉREZ GUERRERO
	3 681	FONDO VOLUNTARIO NNUU PARA LAS VÍCTIMAS DE LA TORTURA
	25 609	FORO DE COOPERACIÓN ECONÓMICA DEL ASIA PACÍFICO (GENERAL DE PROYECTOS)
	157 171	FORO DE COOPERACIÓN ECONÓMICA DEL ASIA PACÍFICO (SECRETARÍA)
	59 694	FUNDACIÓN UNIÓN EUROPEA - AMÉRICA LATINA Y CARIBE
	9 949	GRUPO DE LOS 77
	27 714	INFRAESTRUCTURA MUNDIAL DE INFORMACIÓN DE BIODIVERSIDAD GLOBAL BIODIVERSITY FACILITY
	19 898	INSTITUTO INTERNACIONAL PARA LA DEMOCRACIA Y ASISTENCIA ELECTORAL
	99 491	INSTITUTO LATINOAMERICANO Y DEL CARIBE DE PLANIFICACIÓN ECONÓMICA Y SOCIAL
	16 964	INSTITUTO ÍTALO-LATINOAMERICANO
	9 949	INTERAMERICAN INSTITUTE FOR GLOBAL CHANGE RESEARCH
	15 618	INTERGOVERNMENTAL PANEL ON CLIMATE CHANGE
	19 898	MISIONES DE OBSERVACIÓN ELECTORAL DE LA OEA
	49 745	OFICINA DEL ALTO COMISIONADO DE LAS NACIONES UNIDAS PARA LOS DERECHOS HUMANOS
	28 253	OFICINA INTERNACIONAL DE EXPOSICIONES

ANEXO B : CUOTAS INTERNACIONALES
AÑO FISCAL 2020

FECHA : 15/11/2019
9:01:37

FPR4051
PAGINA : 3

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN NUEVOS SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
RELACIONES EXTERIORES	39 272 000	
008 M. DE RELACIONES EXTERIORES	39 272 000	
	9 950	ONU-MUJERES
	364 665	ORGANISMO ANDINO DE SALUD-CONVENIO HIPÓLITO UNANUE
	1 045 310	ORGANISMO INTERNACIONAL DE ENERGÍA ATÓMICA
	22 208	ORGANISMO PARA LA PROSCRIPCIÓN DE LAS ARMAS NUCLEARES EN AMÉRICA LATINA Y EL CARIBE
	11 151 900	ORGANIZACIÓN DE LAS NACIONES UNIDAS
	1 353 924	ORGANIZACIÓN DE LAS NACIONES UNIDAS PARA LA AGRICULTURA Y LA ALIMENTACIÓN
	30 842	ORGANIZACIÓN DE LAS NACIONES UNIDAS PARA LA AGRICULTURA Y LA ALIMENTACIÓN FAO-OFICINA SEDE LIMA
	895 557	ORGANIZACIÓN DE LAS NACIONES UNIDAS PARA LA EDUCACIÓN, LA CIENCIA Y LA CULTURA (PRESUPUESTO REGULAR)
	1 877 528	ORGANIZACIÓN DE LOS ESTADOS AMERICANOS
	49 745	ORGANIZACIÓN DE LOS ESTADOS AMERICANOS - OFICINA DE LIMA
	173 766	ORGANIZACIÓN DE LOS ESTADOS IBEROAMERICANOS PARA LA EDUCACIÓN, LA CIENCIA Y LA CULTURA
	957 828	ORGANIZACIÓN DEL TRATADO DE COOPERACIÓN AMAZÓNICA
	190 027	ORGANIZACIÓN INTERNACIONAL DE LAS MADERAS TROPICALES
	170 696	ORGANIZACIÓN INTERNACIONAL DE POLICÍA CRIMINAL (INCLUYE SEDE BS.AS.)
	8 580	ORGANIZACIÓN INTERNACIONAL DE TURISMO SOCIAL
	1 103 108	ORGANIZACIÓN INTERNACIONAL DEL TRABAJO
	156 509	ORGANIZACIÓN INTERNACIONAL PARA LAS MIGRACIONES
	73 044	ORGANIZACIÓN MARÍTIMA INTERNACIONAL
	195 652	ORGANIZACIÓN METEOROLÓGICA MUNDIAL
	1 346 753	ORGANIZACIÓN MUNDIAL DE LA SALUD
	858 200	ORGANIZACIÓN MUNDIAL DEL COMERCIO
	145 369	ORGANIZACIÓN MUNDIAL DEL TURISMO
	1 942 769	ORGANIZACIÓN PANAMERICANA DE LA SALUD
	762 003	ORGANIZACIÓN PARA LA COOPERACIÓN ESPACIAL DEL ASIA PACIFICO/ ASIA PACIFIC SPACE COOPERATION ORGANIZATION
	218 477	ORGANIZACIÓN PARA LA PROHIBICIÓN DE LAS ARMAS QUÍMICAS
	99 491	PARLAMENTO ANDINO
	63 584	PROGRAMA DE COOPERACIÓN ENTRE PAÍSES EN DESARROLLO
	543 599	PROGRAMA DE LAS NACIONES UNIDAS PARA EL DESARROLLO
	59 694	PROGRAMA IBEROAMERICANO PARA LA PROMOCIÓN DE LAS ARTESANÍAS
	995 101	PROGRAMA MUNDIAL DE ALIMENTOS
	17 496	PROTOCOLO DE KYOTO
	14 327	RED DE ARCHIVOS DIPLOMÁTICOS IBEROAMERICANOS
	67 500	SECRETARÍA DEL TRATADO ANTÁRTICO
	4 379 179	SECRETARÍA GENERAL DE LA COMUNIDAD ANDINA DE NACIONES
	89 081	SECRETARÍA GENERAL IBEROAMERICANA
	259 161	SISTEMA ECONÓMICO LATINOAMERICANO Y DE CARIBE
	59 694	SISTEMA INTERAMERICANO DE DERECHOS HUMANOS
	10 936	TRATADO SOBRE EL COMERCIO DE ARMAS
	5 774	TRATADO SOBRE LA NO PROLIFERACIÓN DE ARMAS NUCLEARES
	908 469	TRIBUNAL DE JUSTICIA DE LA COMUNIDAD ANDINA
	2 646	UNIDAD DE APOYO A LA IMPLEMENTACION DE LA CONVENCIÓN SOBRE MUNICIONES EN RACIMO
	9 949	UNIDAD DE APOYO A LA IMPLEMENTACIÓN DE LA CONVENCIÓN SOBRE LA PROHIBICIÓN DE MINAS ANTIPERSONALES
	1 359 289	UNIÓN DE NACIONES SURAMERICANAS
	161 386	UNIÓN INTERNACIONAL PARA LA CONSERVACIÓN DE LA NATURALEZA
ECONOMIA Y FINANZAS	24 000	
009 M. DE ECONOMIA Y FINANZAS	24 000	
	24 000	ASOCIACIÓN INTERNACIONAL DE PRESUPUESTO PUBLICO - ASIP
EDUCACION	1 090 011	

ANEXO B : CUOTAS INTERNACIONALES
AÑO FISCAL 2020

FECHA : 15/11/2019   FPR40S1
9:01:37   PAGINA : 4

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS
(EN NUEVOS SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
EDUCACION	1 090 011	
010 M. DE EDUCACION	982 792	
	41 650	FACULTAD LATINOAMERICANA DE CIENCIAS SOCIALES - FLACSO
	317 000	INSTITUTO DE TRANSFERENCIA DE TECNOLOGIAS APROPIADAS PARA SECTORES MARGINALES DEL CONVENIO ANDRES BELLO - ITACAB
	105 000	ORGANIZACION IBEROAMERICANA DE LA JUVENTUD
	63 650	ORGANIZACIÓN DE LAS NACIONES UNIDAS PARA LA EDUCACIÓN , LA CIENCIA Y LA CULTURA - UNESCO
	239 492	ORGANIZACIÓN DEL CONVENIO ANDRES BELLO DE INTEGRACIÓN EDUCATIVA CIENTIFICA, TECNOLOGICA Y CULTURAL
	216 000	ORGANIZACIÓN PARA LA COOPERACIÓN Y EL DESARROLLO ECONÓMICO - OECD
342 INSTITUTO PERUANO DEL DEPORTE	100 000	
	90 000	AGENCIA MUNDIAL DE ANTIDOPAJE - WADA - AMA
	10 000	CONSEJO IBEROAMERICANO DEL DEPORTE - CID
514 U.N. DE INGENIERIA	7 219	
	7 219	UNIÓN INTERNACIONAL DE TELECOMUNICACIONES
SALUD	18 283	
134 SUPERINTENDENCIA NACIONAL DE SALUD	18 283	
	18 283	ORGANIZACION IBEROAMERICANA DE SEGURIDAD SOCIAL - OISS
TRABAJO Y PROMOCION DEL EMPLEO	62 910	
012 M. DE TRABAJO Y PROMOCION DEL EMPLEO	62 910	
	900	ASOCIACION ESPAÑOLA DE EMPLEO CON APOYO - AESE
	6 510	ASOCIACION INTERNACIONAL DE CONSEJOS ECONOMICOS Y SOCIALES E INSTITUCIONES SIMILARES - AICESIS
	15 000	ASOCIACIÓN MUNDIAL DE LOS SERVICIOS PÚBLICOS DE EMPLEO - AMSPE
	6 000	CENTRO INTERAMERICANO PARA EL DESARROLLO DEL CONOCIMIENTO EN LA FORMACION PROFESIONAL (OIT/CINTERFOR)
	17 000	ORGANIZACIÓN IBEROAMERICANA DE SEGURIDAD SOCIAL - OISS
	17 500	RED INTERAMERICANA PARA LA ADMINISTRACION LABORAL - RIAL
AGRICULTURA	5 500 000	
013 M. DE AGRICULTURA Y RIEGO	5 500 000	
	5 500 000	AUTORIDAD AUTÓNOMA BINACIONAL DEL LAGO TITICACA
DEFENSORIA DEL PUEBLO	6 450	
020 DEFENSORIA DEL PUEBLO	6 450	
	6 450	INSTITUTO INTERNACIONAL DE OMBUDSMAN (IIO)
TRIBUNAL CONSTITUCIONAL	42 000	
024 TRIBUNAL CONSTITUCIONAL	42 000	
	42 000	COMISION DE VENECIA - SOCIEDAD GENERAL DE STRASBOURG FRANCIA
DEFENSA	9 000	
026 M. DE DEFENSA	9 000	
	9 000	SISTEMA DE COOPERACIÓN ENTRE LAS FUERZAS AÉREAS AMERICANAS (SICOFAA)
CONGRESO DE LA REPUBLICA	462 850	
028 CONGRESO DE LA REPUBLICA	462 850	
	1 584	ASOCIACIÓN DE SECRETARIOS DE PARLAMENTOS DE LA UNIÓN INTERPARLAMENTARIA-ASGP-UIP
	92 367	PARLAMENTO AMAZÓNICO
	219 449	PARLAMENTO LATINOAMERICANO
	44 330	PARLAMERICAS
	105 120	UNIÓN INTERPARLAMENTARIA INTERNACIONAL
COMERCIO EXTERIOR Y TURISMO	97 800	
035 MINISTERIO DE COMERCIO EXTERIOR Y TURISMO	97 800	
	97 800	PROGRAMA IBEROAMERICANO PARA LA PROMOCION DE LAS ARTESANIAS

ANEXO B : CUOTAS INTERNACIONALES
AÑO FISCAL 2020

FECHA : 15/11/2019

9:01:37

FPR40S1

PAGINA : 5

FUENTE DE FINANCIAMIENTO : RECURSOS ORDINARIOS

(EN NUEVOS SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
TRANSPORTES Y COMUNICACIONES	20 000	
036 MINISTERIO DE TRANSPORTES Y COMUNICACIONES	20 000	
	20 000	ASOCIACIÓN LATINOAMERICANA DE METROS Y SUBTERRÁNEOS-ALAMYS
PRODUCCION	1 052 000	
038 MINISTERIO DE LA PRODUCCION	1 052 000	
	410 078	COMISIÓN INTERAMERICANA DEL ATÚN TROPICAL
	431 707	ORGANIZACIÓN DE LAS NACIONES UNIDAS PARA EL DESARROLLO
	75 978	ORGANIZACIÓN INTERNACIONAL DE LA VIÑA Y EL VINO - OIV
	84 237	ORGANIZACIÓN LATINOAMERICANA DE DESARROLLO PESQUERO
	50 000	ORGANIZACIÓN REGIONAL DE ORDENAMIENTO PESQUERO DEL PACIFICO SUR

TOTAL RUBRO :	48 667 691	

--- DIARIO OFICIAL DEL BICENTENARIO ---

El Peruano

COMUNICADO A NUESTROS USUARIOS

REQUISITOS PARA PUBLICAR EN LA
SEPARATA DE NORMAS LEGALES

Se comunica a las diversas entidades públicas que para efecto de la publicación de sus dispositivos en la separata de normas legales, que contengan o no anexos, se está tomando en cuenta lo siguiente:

1. La documentación a publicar se recibirá de lunes a viernes, en el horario de 9.00 am a 5.30 pm. La solicitud de publicación deberá adjuntar los dispositivos legales refrendados por el funcionario acreditado con registro de firma ante la Gerencia de Publicaciones Oficiales.
2. Para todo dispositivo legal, tenga o no anexos, el contenido del archivo o correo electrónico será considerado COPIA FIEL DEL DOCUMENTO ORIGINAL IMPRESO que nos entregan para su publicación. Cada entidad pública se hará responsable del contenido de los archivos electrónicos que entrega para su publicación.
3. Toda solicitud de publicación deberá adjuntar obligatoriamente la respectiva "unidad de almacenamiento" o enviar el archivo correspondiente al correo electrónico normaslegales@ editoraperu.com.pe
4. Todo documento que contenga tablas deberá ser trabajado como hoja de cálculo de Excel, de acuerdo al formato original y sin justificar. El texto en formato Word y si incluye gráficos, deberán ser trabajados en formato PDF o EPS a 300 DPI y en escala de grises, cuando corresponda.
5. Las publicaciones de normas legales, cotizadas y pagadas al contado, se efectuarán conforme a las medidas facturadas al cliente, pudiendo existir una variación de +/- 5% como resultado de la diagramación final.
6. Este comunicado rige para las entidades públicas que actualmente no hacen uso del Portal de Gestión de Atención al Cliente – PGA, el cual consiste en un sistema de solicitud de publicación de normas legales online (www.elperuano.com.pe/pga).

GERENCIA DE PUBLICACIONES OFICIALES



ANEXO B : CUOTAS INTERNACIONALES
AÑO FISCAL 2020

FECHA : 15/11/2019 FPR40S1
9:01:37 PAGINA : 6

FUENTE DE FINANCIAMIENTO : RECURSOS DIRECTAMENTE RECAUDADOS
(EN NUEVOS SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
PRESIDENCIA CONSEJO MINISTROS	**1 353 436**	
019 ORGANISMO SUPERVISOR DE LA INVERSION PRIVADA EN TELECOMUNICACIONES	**86 115**	
	86 115	*UIT - UNIÓN INTERNACIONAL DE TELECOMUNICACIONES*
020 ORGANISMO SUPERVISOR DE LA INVERSION EN ENERGIA Y MINERIA	**47 326**	
	8 400	*ASOCIACIÓN IBEROAMERICANA DE ENTIDADES REGULADORAS DE LA ENERGÍA - ARIAE*
	20 000	*COMISIÓN DE INTEGRACIÓN ENERGÉTICA REGIONAL - CIER*
	12 500	*ENERGY REGULATORS REGIONAL ASSOCIATION ¿ ERRA*
	6 426	*NATIONAL ASSOCIATION OF REGULATORY UTILITY COMMISSIONERS - NARUC*
183 INSTITUTO NACIONAL DE DEFENSA DE LA COMPETENCIA Y DE LA PROTECCION DE LA PROPIEDAD INTELECTUAL	**1 219 995**	
	855 842	*APORTE PARA EL FUNCIONAMIENTO DEL CENTRO REGIONAL DE COMPETENCIA DE LA OCDE*
	206 225	*COMITE DE COMPETENCIA DE LA ORGANIZACION PARA COOPERACION Y EL DESARROLLO ECONOMICO-OECD*
	44 220	*COMITE DE POLITICAS DEL CONSUMIDOR DE LA ORGANIZACION PARA LA COOPERACION Y EL DESARROLLO ECONOMICO (OECD)*
	37 548	*CONVENIO INTERNACIONAL PARA LA PROTECCION DE LAS OBTENCIONES VEGETALES-UPOV*
	4 777	*INTERNATIONAL ASSOCIATION OF INSOLVENCY REGULATORS-IAIR*
	57 383	*ORGANIZACION MUNDIAL DE LA PROPIEDAD INTELECTUAL-OMPI*
	14 000	*ORIGIN (MEMBRESIA EN TRAMITE EN RREE)*
CULTURA	**228 366**	
060 ARCHIVO GENERAL DE LA NACION	**57 905**	
	2 015	*ASOCIACIÓN LATINOAMERICANA DE ARCHIVOS - ALA*
	5 265	*CONSEJO INTERAMERICANO DE ARCHIVOS - CIA*
	50 625	*PROGRAMA DE APOYO AL DESARROLLO DE ARCHIVOS IBEROAMERICANOS - ADAI*
113 BIBLIOTECA NACIONAL DEL PERU	**170 461**	
	2 431	*AGENCIA INTERNACIONAL DEL ISBN*
	15 410	*ASOCIACION DE ESTADOS AMERICANOS 'PARA EL DESARROLLO DE LAS BIBLIOTECAS NACIONALES DE IBEROAMERICA (ABINIA)*
	1 870	*FEDERACION INTERNACIONAL DE ASOCIACIONES DE BIBLIOTECARIOS Y BIBLIOTECAS (IFLA)*
	150 750	*PROGRAMA IBEROAMERICANO DE BIBLIOTECAS PUBLICAS (IBERBIBLIOTECAS)*
AMBIENTAL	**2 974**	
055 INSTITUTO DE INVESTIGACIONES DE LA AMAZONIA PERUANA	**2 974**	
	2 974	*CONSORCIO DE INVESTIGACIÓN Y ECONÓMICA SOCIAL (CIES)*
ECONOMIA Y FINANZAS	**756 264**	
009 M. DE ECONOMIA Y FINANZAS	**29 523**	
	29 523	*ASOCIACION IBEROAMERICANA DE TRIBUNALES DE JUSTICIA FISCAL O ADMINISTRATIVA A.C.*
055 AGENCIA DE PROMOCION DE LA INVERSION PRIVADA	**104 178**	
	92 978	*OECD - ORGANIZACION PARA LA COOPERACION Y EL DESARROLLO ECONOMICO*
	11 200	*WAIPA- WORLD ASSOCIATION OF INVESTMENT PROMOTION AGENCIAS*
057 SUPERINTENDENCIA NACIONAL DE ADUANAS Y DE ADMINISTRACION TRIBUTARIA	**300 365**	
	217 000	*CENTRO INTERAMERICANO DE ADMINISTRACIONES TRIBUTARIAS - CIAT*
	83 365	*ORGANIZACION MUNDIAL DE ADUANAS - OMA*
058 SUPERINTENDENCIA DEL MERCADO DE VALORES	**322 198**	
	96 000	*INTERNACIONAL ORGANIZATION OF SECURITIES COMMISSIONS*
	226 198	*ORGANISATION FOR ECONOMIC CO-OPERATION AND DEVELOPMENT*
AGRICULTURA	**384 390**	
160 SERVICIO NACIONAL DE SANIDAD AGRARIA - SENASA	**384 390**	
	200 745	*COMITE DE SANIDAD VEGETAL DEL CONO SUR - COSAVE*
	183 645	*ORGANISMO INTERNACIONAL DE SANIDAD ANIMAL - OIE*

ANEXO B : CUOTAS INTERNACIONALES
AÑO FISCAL 2020

FECHA : 15/11/2019   FPR40S1
9:01:37   PAGINA : 7

FUENTE DE FINANCIAMIENTO : RECURSOS DIRECTAMENTE RECAUDADOS
(EN NUEVOS SOLES)

PLIEGO PRESUPUESTARIO	MONTO	PERSONA JURIDICA
ENERGIA Y MINAS	**1 235 000**	
016 M. DE ENERGIA Y MINAS	**865 000**	
	350 000	*(FPEG) FORO DE PAISES EXPORTADORES DE GAS*
	152 525	*GIEC, GRUPO INTERNACIONAL DE ESTUDIO DEL COBRE*
	110 509	*GIEPZ, GRUPO INTERNACIONAL DE ESTUDIO DEL PLOMO Y ZINC*
	112 595	*IRENA, AGENCIA INTERNACIONAL DE ENERGÍA RENOVABLE*
	139 371	*OLADE, ORGANISMO LATINOAMERICANO DE ENERGÍA.*
220 INSTITUTO PERUANO DE ENERGIA NUCLEAR	**370 000**	
	370 000	*ORGANISMO INTERNACIONAL DE ENERGIA ATOMICA*
CONTRALORIA GENERAL	**41 419**	
019 CONTRALORIA GENERAL	**41 419**	
	12 259	*ORGANIZACION INTERNACIONAL DE ENTIDADES FISCALIZADORAS SUPERIORES-INTOSAI*
	29 160	*ORGANIZACION LATINOAMERICANA Y DEL CARIBE DE ENTIDADES FISCALIZADORAS-OLACEFS*
DEFENSA	**525 587**	
026 M. DE DEFENSA	**502 622**	
	200 088	*COSPAS SARSAT PROGRAMME*
	144 064	*INTERNATIONAL ASSOCIATION OF MARINE AIDS TO NAVIGATION AND LIGHTHOUSE AUTHORITIES - IALA*
	158 470	*ORGANIZACIÓN HIDROGRÁFICA INTERNACIONAL*
332 INSTITUTO GEOGRAFICO NACIONAL	**22 965**	
	22 965	*INSTITUTO PANAMERICANO DE GEOGRAFIA E HISTORIA*
TRANSPORTES Y COMUNICACIONES	**2 645 776**	
036 MINISTERIO DE TRANSPORTES Y COMUNICACIONES	**2 429 765**	
	458 244	*COMISIÓN LATINOAMERICANA DE AVIACIÓN CIVIL*
	454 817	*COMISIÓN LATINOAMERICANA DE AVIACIÓN CIVIL (CLAC)*
	758 440	*ORGANIZACIÓN DE AVIACIÓN CIVIL INTERNACIONAL (OACI)*
	400 000	*UNIÓN INTERNACIONAL DE TELECOMUNICACIONES (UIT)*
	358 264	*UNIÓN POSTAL DE LAS AMÉRICAS ESPAÑA Y PORTUGAL (UPAEPA)*
214 AUTORIDAD PORTUARIA NACIONAL	**216 011**	
	27 000	*ASOCIACIÓN AMERICANA DE AUTORIDADES PORTUARIAS (AAPA)*
	27 011	*COMISIÓN INTERAMERICANA DE PUERTOS DE LA ORGANIZACIÓN DE LOS ESTADOS AMERICANOS (CIP-OEA)*
	162 000	*CONFERENCIA INTERNACIONAL DE LAS NACIONES UNIDADES SOBRE COMERCIO Y DESARROLLO (UNCTAD)*
VIVIENDA CONSTRUCCION Y SANEAMIENTO	**1 881**	
037 MINISTERIO DE VIVIENDA, CONSTRUCCION Y SANEAMIENTO	**1 881**	
	1 881	*UNION INTERAMERICANA PARA LA VIVIENDA - UNIAPRAVI*
PRODUCCION	**663 562**	
244 INSTITUTO NACIONAL DE CALIDAD - INACAL	**663 562**	
	221 129	*COMISIÓN ELECTROTÉCNICA INTERNACIONAL-IEC*
	7 119	*COMISIÓN PANAMERICANA DE NORMAS TÉCNICAS- COPANT*
	1 763	*CONFERENCIA DE ESTANDARIZACIÓN NACIONAL DE LABORATORIOS INTERNACIONALES- NCSLI*
	11 352	*COOPERACION INTERNACIONAL PARA LA ACREDITACION DE LABORATORIOS - ILAC*
	8 572	*COOPERACIÓN DE ACREDITACIÓN DEL PACÍFICO-APAC*
	17 709	*COOPERACIÓN INTERAMERICANA DE ACREDITACIÓN -IAAC*
	5 719	*FORO INTERNACIONAL DE ACREDITACIÓN-IAF*
	189 532	*OFICINA INTERNACIONAL DE PESOS Y MEDIDAS - BIPM*
	5 978	*ORGANIZACIÓN INTERNACIONAL DE METROLOGÍA LEGAL - OIML*
	194 689	*ORGANIZACIÓN INTERNACIONAL DE NORMALIZACIÓN-ISO*

TOTAL RUBRO :	7 838 655